Form 10-K, Exhibit 13
period 1994-09-30
INTERSTATE JOHNSON LANE INC
filed 1994-12-22
CIK 771296

INTERSTATE/JOHNSON LANE

(Four Photos appear here--see appendix)

Letter To Shareholders.............2
Investing In The Future............4
The Path Of Commitment.............8
Management's Discussion
& Analysis.........................9
Financial Statements..............12
Directors.........................20
Investor Information..............20

SUCCESS IN THE FINANCIAL WORLD DEMANDS
BROAD UNDERSTANDING OF MARKETS AND A KEEN SENSE
OF THE FORCES THAT INFLUENCE THEM. WE BELIEVE THAT
THE TRUE MEASURE OF OUR SUCCESS IS REFLECTED
IN THE UNWAVERING COMMITMENT WE MAKE
TO THE PROSPERITY OF OUR CLIENTS, THE
SUCCESS OF OUR FELLOW WORKERS,
AND THE HEALTH OF OUR COMMUNITIES.

(Photo appears here--see appendix)
1994 ANNUAL REPORT

FIVE-YEAR FINANCIAL SUMMARY
(ALL DOLLARS IN  MILLIONS EXCEPT PER-SHARE AMOUNTS)


YEARS ENDED SEPTEMBER 30                  1994       1993       1992       1991       1990
OPERATING RESULTS:
   Total Revenues                        $166.6    $163.5    $141.5    $ 121.9     $ 127.3
   Net Revenues                           147.9     151.3     125.3       99.7        99.6
   Income (Loss) Before Taxes and
       Non-Recurring Items                 13.3      16.9      10.6       (0.3)      (17.2)
   Operating Income (Loss)                  7.9      10.4       7.0       (0.3)      (16.9)
   Non-Recurring Items                      3.0       4.0       3.0         --          --
   Net Income (Loss)                       10.9      14.4      10.0       (0.3)      (16.9)

PRIMARY EARNINGS (LOSS) PER SHARE:

   Operating                              $1.20    $ 1.54    $ 1.05    $ (0.04)    $ (2.49)
   Net                                     1.67      2.14      1.50      (0.04)      (2.49)

DIVIDENDS PER SHARE:                      $0.09        --        --         --          --

FINANCIAL CONDITION:
   Assets                                $767.8    $675.0    $556.6    $ 463.7     $ 439.8
   Subordinated Debt                       21.0      22.0      22.0       22.0        29.5
   Shareholders' Equity                    68.0      60.4      46.5       36.6        37.1

   Book Value Per Share                  $10.74    $ 9.13    $ 7.01    $  5.53     $  5.58

(Photo appears here--see appendix)

INTERSTATE/JOHNSON LANE IS A FULL-SERVICE SECURITIES FIRM THAT HAS OFFERED CLIENTS SOLID ADVICE AND IMPECCABLE SERVICE FOR MORE THAN 60 YEARS. BASED IN CHARLOTTE, NORTH CAROLINA, IJL IS THE LARGEST INDEPENDENT BROKERAGE FIRM HEADQUARTERED IN THE CAROLINAS OR GEORGIA AND ONE OF THE LARGEST IN THE ENTIRE SOUTHEAST. THE COMPANY HAS MORE THAN 1,100 EMPLOYEES, INCLUDING APPROXIMATELY 400 FINANCIAL CONSULTANTS SERVING INDIVIDUAL INVESTORS THROUGH ITS BRANCH NETWORK OF 56 OFFICES LOCATED PRIMARILY IN NORTH CAROLINA, SOUTH CAROLINA AND GEORGIA. IN ADDITION, IJL HAS A SALES FORCE OF ALMOST 70 PROFESSIONALS WHO PROVIDE A FULL RANGE OF FINANCIAL PRODUCTS AND SERVICES TO INSTITUTIONAL INVESTORS THROUGHOUT THE UNITED STATES AND ABROAD. THE COMPANY ALSO OFFERS INVESTMENT BANKING SERVICES TO CORPORATIONS, STATE AND LOCAL GOVERNMENTS, AND PUBLIC AGENCIES. TRADING DESKS IN ATLANTA AND CHARLOTTE MAKE MARKETS IN THE COMMON STOCKS OF 231 COMPANIES TRADED OVER-THE-COUNTER. OUR FIRM'S REPUTATION IS FOUNDED ON STRONG CLIENT RELATIONSHIPS THAT STAND THE TEST OF TIME. A LONG-STANDING TRADITION OF DILIGENT SERVICE AND UNWAVERING FIDELITY TO THE BEST INTERESTS OF OUR CLIENTS MAKES US THE SOUTHEAST'S LEADING INVESTMENT FIRM.


Page One

DEAR FELLOW SHAREHOLDERS:


    The year just ended was a challenging one. We became reacquainted with something we knew was inevitable - a much more difficult external environment than had existed in recent years. The equity markets experienced above-average volatility, and the bond market was the worst since 1927. The scenario was far different than in 1993, when markets were robust and the entire securities industry enjoyed record earnings.


    But strong markets do not make strong companies. We will grow and prosper over the long term by attracting and keeping the best and brightest people in this business, by carefully controlling costs, by making technology add value for us, and by constantly seeking new and better ways to meet our clients' financial needs. In each of these key areas, IJL finished the year stronger than ever before. Your company performed exceptionally well despite the weaker environment, suggesting that the changes made to date have positioned us well for future growth and success.


    For the fiscal year ended September 30, 1994, operating earnings were $7.9 million, or $1.20 per share - the second-best performance in the firm's history. Operating income for fiscal 1993 was $10.4 million, or $1.54 per share. Total revenues for fiscal 1994 rose to $166.6 million, an increase of 2% from last year's $163.5 million. Net income for fiscal 1994, which reflects a change in an accounting principle, was $10.9 million, or $1.67 a share. This result compares with 1993 net income of $14.4 million, or $2.14 per share including a $4.0 million extraordinary tax credit. Finally, the company resumed the payment of regular quarterly dividends after a five-year hiatus.


    While the numbers are down from 1993, our relative performance within the industry was actually stronger than in 1993. Two businesses were particularly significant contributors to our successful year. The Interstate Group improved its profitability for the tenth consecutive year, and the Institutional Equities Division increased its contribution to profits by 60 percent from the prior year. Finally, our bellwether Retail Division continued to account for over half of the firm's revenues and operating profits.

    While the efforts of individual units will constantly deserve praise, Interstate/Johnson Lane's success ultimately depends on our ability to do something that no individual can do alone - win the trust and respect of clients by diligently working to improve the products and services we offer.


                                                                    Page Two

    IJL's most visible strength is its network of retail and institutional sales offices. Several key offices are under new leadership, and revenues are growing. Information delivery systems were expanded and improved, giving financial consultants desktop access to an even broader range of market and research data. New asset management services were added this year, and more are planned for 1995.


    Interstate/Johnson Lane Trust Services was formed in 1994 to offer a full spectrum of trust administration and investment services to our individual and corporate clients. We now can remain financial planning partners with valued, longtime clients who want to put their assets into trust.


    Looking ahead, IJL will carefully and cautiously weigh opportunities to expand products and services as well as to enhance our franchise. Within the industry, we expect increased competition and will be challenged to search out new sources of revenue. In addition, we see ongoing opportunities for growth in such areas as public finance, where there is a growing need for value-added thought processes and services.


    Major political, demographic and economic changes have altered the investment landscape in recent years, and 1995 is certain to bring us still more surprises. With a solid balance sheet, a strong capital position, an energized leadership team and an experienced and dedicated staff, your company is ready to meet the challenges of tomorrow. We are looking toward the year 2000 and beyond
- - - a time frame within which we feel both our clients and our shareholders will be well rewarded.


    We thank all our employees for their exceptional efforts in 1994 and for the success they will bring to the firm in the future.


 Sincerely,


(Signature of Parks H. Dalton)         (Signature of James H. Morgan)

Parks H. Dalton                        James H. Morgan

CHAIRMAN                               PRESIDENT AND CHIEF EXECUTIVE OFFICER



Page Three

INVESTING IN THE FUTURE



    The year just ended was one of major investments at IJL - in people, in technology, and in new products and services. While these investments were designed to give us long-term strength and stability, there were immediate positive benefits as well.


    During 1994, leadership was strengthened in investment banking, better positioning us to play a major role in financing the economic expansion of the Southeast. The firm has added expertise in four fixed-income specialties - public finance, underwriting, trading and sales. This sector was punished by the market in 1994, but continues to offer significant long-term potential for IJL.


    Several of our major offices serving individual investors have new managers. The aggressive recruiting and training programs implemented four years ago are developing new talent at a brisk pace; a number of those brought into IJL under these programs already are major contributors, and we expect their ranks to swell in 1995. At the same time, we are enhancing the professionalism and knowledge of our seasoned financial consultants to ensure that our clients are receiving the best possible service. Through internships, we are bringing in high-potential college students interested in pursuing careers in the securities industry. The seeds planted in this program are beginning to take root, and we are confident that this effort will provide a steady crop of fresh young talent for IJL.


    A new Operations Center opened in an office park in south Charlotte, providing our employees a much more attractive environment in which to work, and thus better serving clients. The new facility was designed to accommodate IJL's unique security and document-handling needs, and there is plenty of room for us to grow.

Across the firm, new technology made


MARKETS


(Photo appears here--see appendix)

INVESTMENT OPPORTUNITIES CROSS BORDERS
AND SPAN OCEANS. WE OFFER CLIENTS A WINDOW,
NOT JUST ON THE SOUTHEAST, BUT ON THE WORLD.




                                                        Page Four
the workforce more efficient. Computers took over more and more routine tasks, freeing up employees to use their time more creatively and productively. The financial consultants, traders and analysts who produce revenue for IJL were given powerful new tools to use in their work, and still more will be added early in the new year to assist them in portfolio management and business development. Information technology changes improved both the accessibility and the applicability of research in daily trading.


    The creation of Interstate/Johnson Lane Trust Services brought us into the growing field of trust administration. The addition of this service will both attract new business and help us retain clients who would otherwise move their assets when establishing a trust.


    IJL opened an institutional fixed-income sales office in Richmond in July, and in these early months, we have found the Virginia market most fertile. Richmond is home to our research and investment banking partners, Mann, Armistead & Epperson, and we will look for opportunities to further augment our presence in that city in 1995. As the year ended, IJL established a similar office in Houston, seeking to geographically broaden our institutional client base and capitalize on the vigorous activity in that marketplace.

    All of these improvements reinforce the long-term health of Interstate/Johnson Lane and our ability to weather the turbulent markets and capitalize on the stable ones. In the year just ended, the markets softened and activity slowed, but the firm still performed well. We continued to pay close attention to controlling fixed expenses and improving efficiency; the result was a relatively stronger bottom line than otherwise would have been the case.


TEAMWORK


(Photo appears here--see appendix)



THE MOST ENDURING STRENGTH OF IJL IS
OUR PEOPLE. A CULTURE OF COOPERATION MELDS
TALENTED INDIVIDUALS INTO A WINNING TEAM.


Page Five

CLIENTS



(Photo appears here--see appendix)



OUR FIRM'S SUCCESS DEPENDS ON
BUILDING RELATIONSHIPS WITH CLIENTS
THAT STAND THE TEST OF TIME.


    Our nearly $11 million of net income pushed book value per share up to $10.74 at September 30, 1994, from $9.13 a year earlier. As the new year begins, we are in an enviable position of being able to commit capital to augment current businesses or to enter into new ones. A liquid balance sheet and $89 million in capital give us the financial strength and flexibility to continue funding growth. By industry standards, our capital position is strong, and we can - and will - act quickly to take advantage of opportunities as they arise.

    On October 25, 1994, the Board of Directors named James H. Morgan as Chief Executive Officer. Morgan, who had been President and Chief Operating Officer, succeeded Parks H. Dalton, who remains active with the firm as Chairman of the Board. Morgan and Dalton have worked closely for the past four years to give IJL a clear vision and a sound structure, and that partnership continues as they assume new roles.

    Of all the achievements of the past year, one holds a special place in the hearts of IJL employees. After our first year of involvement with the Sedgefield Elementary School in Charlotte, test scores, which had been on the decline, turned and began climbing. More than 70 IJL employees were working with Sedgefield students last year, and even more have volunteered this year. We are making a difference for these children and, in the process, enriching our own lives. Our work at Sedgefield will not show up in the numbers you see in this report, nor in the literature we send to our clients. But you may be proud that, because of this worthwhile project, IJL was presented with the North Carolina Governor's Award for Outstanding Volunteer Service.



                                                                Page Six

    IJL made great progress in 1994; in looking to the new year, we see continued development of new products and services as well as expansion into high-potential geographic markets. We will continue to carefully examine opportunities outside the Carolinas and Georgia, while seeking ways to expand and improve operations in the three primary states. The overriding objective remains the same for expansion - to enhance IJL's value and increase earnings for shareholders.



    We have an aggressive technology plan mapped out for the next several years that will build on the progress already made. This careful and measured plan assures that we remain technologically competitive while still prudently managing costs. We are committed to increasing your company's profile and will work in 1995 to heighten awareness of IJL in the communities we serve.



    IJL has a high-quality staff and an extraordinary level of commitment to corporate success within that workforce. Through an employee stock ownership plan and through direct ownership, our employees hold 44 percent of Interstate/ Johnson Lane, Inc. common stock. As a result, they think and act like the owners that they are.



    The November elections changed the political balance across the nation, and that change most certainly will influence legislative agendas and economic policy, which will, in turn, affect the investment climate.



    While specific strategies may change with the external environment, our underlying principles will remain steadfast. Above all, we are committed to building long-term relationships with our clients - the individuals, families, corporations and public agencies who rely on us to be careful stewards of their resources. That commitment has kept us in business for more than 60 years, and will guide us to health and prosperity in the years to come.



COMMUNITY

(Photo appears here--see appendix)

COMMUNITY INVOLVEMENT IS A KEYSTONE OF
OUR FIRM. WE ESPECIALLY SUPPORT PROGRAMS
THAT ENRICH THE LIVES OF CHILDREN.


Page Seven

THE PATH OF COMMITMENT



    Interstate/Johnson Lane is firmly committed to enhancing clients' financial success by delivering superior ideas, products and service through the unique commitment of our employees, both to personal excellence and to ensuring each other's and the firm's success. Our success in this mission will be measured by the degree to which individuals, institutions, corporations and public entities regard Interstate/Johnson Lane as the firm of choice for providing solutions to their financial needs.

WE WILL BE...


COMMITTED TO THE FINANCIAL SUCCESS OF OUR CLIENTS.



NO PRODUCT OR SERVICE WILL BE OFFERED SIMPLY TO ENHANCE OUR CORPORATE
REVENUES, AND OUR INVESTMENT ADVICE MUST BE DESIGNED TO STAND THE TEST OF TIME.

COMMITTED TO ENSURING EACH OTHER'S SUCCESS.

IN ORDER FOR ALL OF US TO WORK TOGETHER AS A TRULY UNIFIED TEAM, WE MUST COMMUNICATE HONESTLY, DIRECTLY AND FREQUENTLY WITH ONE ANOTHER. DEPARTMENTAL BOUNDARIES SHOULD NEVER BE PERCEIVED AS OBSTACLES TO TEAMWORK.


COMMITTED TO DRAMATICALLY RAISING OUR EXPECTATIONS OF OURSELVES AND EACH OTHER IN TERMS OF BOTH ENERGY LEVEL AND DEPTH OF COMMITMENT.

RESPONSIBILITY WILL BE DELEGATED, AND EMPLOYEES WILL BE HELD FULLY
ACCOUNTABLE FOR THEIR PERFORMANCE. MANAGERS AND OTHER KEY LEADERS MUST SERVE AS ROLE MODELS IN TERMS OF STRATEGIC VISION, WORK ETHIC AND ENERGY LEVEL.

COMMITTED TO ATTRACTING AND RETAINING PEOPLE WHO MEET EXTRAORDINARILY HIGH STANDARDS OF PERSONAL INTEGRITY AND PROFESSIONAL EXCELLENCE.

WE WILL MAINTAIN A WORK ENVIRONMENT THAT IS EXCEPTIONAL IN ITS ABILITY TO BLEND PERSONAL WARMTH WITH PROFESSIONALISM.

COMMITTED TO IMPROVING THE COMMUNITIES IN WHICH WE LIVE AND WORK.

WE WILL ENCOURAGE ALL EMPLOYEES TO BECOME ACTIVELY INVOLVED IN COMMUNITY SERVICE, AND WE ARE ESPECIALLY COMMITTED TO IMPROVING THE EDUCATIONAL OPPORTUNITIES AVAILABLE TO CHILDREN AND YOUTH.

COMMITTED TO ENSURING SUPERIOR FINANCIAL PERFORMANCE.

OUR RESPONSIBILITY TO OUR FELLOW EMPLOYEES AND OUR SHAREHOLDERS DEMANDS THAT ALL OF US WORK TO ENSURE THAT THE FIRM FUNCTIONS AS PRODUCTIVELY AND COST-EFFECTIVELY AS POSSIBLE, BY STREAMLINING PROCEDURES, BEING INNOVATIVE AND UNBUREAUCRATIC, AND JUSTIFYING ADDITIONAL COSTS WITH ACCEPTABLE RETURNS.


Page Eight

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

GENERAL BUSINESS
ENVIRONMENT

    The Company's principal activities - securities brokerage for individual (retail) and institutional investors, market-making in equity and fixed-income securities, investment banking and underwriting, and investment management and advisory services are highly competitive. Strategic alliances between investment firms and commercial banks, insurance companies, and other financial services entities have intensified this competition. Many of the Company's revenue sources are sensitive to marketplace trading volumes and to interest rate conditions which can be volatile.

    During the past four years, the Company has undertaken a major commitment to build its retail sales force by recruiting and training individuals without securities industry experience. As a result, at September 30, 1994, approximately 30% of the Company's retail financial consultants consisted of individuals with less than three years' experience. While this condition may bode well for the future, slowdowns in individual investor activity could negatively impact the revenue production of a less seasoned sales force. Recent Securities and Exchange Commission rulings and proposals on broker-dealer practices related to order flow, and to disclosure requirements for institutions using "soft dollars" to pay for research services, the latter a significant source of the Company's profits, could also have a dampening effect on operating results.

    The Company's trading inventories may include, from time to time, positions in taxable and nontaxable debt securities which have greater risks than positions in investment-grade securities. While these positions are required to be valued at "market," there is a thinly traded market for such securities; quotes are generally available from a limited number of dealers and may not represent firm bids or offers. The average inventory of these securities during the year ended September 30, 1994, was $9.0 million. As of that same date, such holdings represented $10.8 million, or 19%, of all securities owned by the Company.


LIQUIDITY AND
CAPITAL RESOURCES

    The Company's cash position increased $9.8 million during the fiscal year ended September 30, 1994. Operating activities and capital expenditures consumed $12.1 million of cash, funded by $15.3 million of net income adjusted for depreciation and other non-cash charges. Financing sources were utilized to provide an additional $6.6 million of cash.

    The Company's permanent capital consists of its shareholders' equity and subordinated debt. Day-to-day financing requirements are primarily influenced by the level of securities inventories, net receivables from customers and broker-dealers, and net receivables under resale agreements. Significant cash requirements could occur in connection with payments under deferred compensation plans, repurchase of the Company's common stock and/or convertible debentures, payment of dividends, and litigation settlements arising from normal business operations. The Company also anticipates capital expenditures in the $7 to $10 million range over the next several years in connection with a major program of technology improvements.

    At September 30, 1994, the Company had $110 million of unused call loan financing available. In addition, the Company maintains significant credit lines for repurchase agreements with other financial institutions, and has financed its customer receivables with customer payables for many years. Management believes that these resources, together with the Company's permanent capital base and funds provided by operations, will satisfy normal financing needs for the foreseeable future. The Company's broker-dealer subsidiary, Interstate/Johnson Lane Corporation ("IJL"), is subject to liquidity and capital requirements of the Securities and Exchange Commission ("SEC"), Commodity Futures Trading Commission ("CFTC"), and the New York Stock Exchange ("NYSE"), and has consistently operated well in excess of the minimum requirements. At September 30, 1994, IJL had "net capital" of $36.8 million, "excess net capital" of $33.5 million, and a net capital ratio of 21.9%.


RESULTS OF OPERATIONS
1994 COMPARED WITH 1993

    Net revenues decreased $3.5 million, or 2%, from the previous year, while expenses, other than interest, increased a modest $150,000, or 0.1%. Operating income decreased $2.5 million to $7.9 million, but was augmented by a $3.0 million credit from the cumulative effect of a change in accounting principle, pushing net income up to $10.9 million, or $1.67 per share.

    Overall, stagnant markets produced a decrease in commission revenues of $2.6 million, or 2%; this decline represented reduced revenues of 2% and 3%, respectively, in the retail and institutional sectors. Fewer equity underwritings and secondary market transactions in listed equity and taxable debt securities were the primary contributors to the decline, with both the retail and institutional sectors impacted.

    The poorest bond market in more than 60 years precipitated trading losses in both corporate and tax-exempt debt; these losses were partially offset by a $2.5 million improvement in government and mortgage-backed securities trading. As a result, overall net trading profits decreased $3.1 million, or 33%.

    Investment banking and underwriting profits decreased $1.8 million, or 21%, due to a slower market for new equity and debt offerings in both the corporate and public sectors. Asset management and


Page Nine

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
CONTINUED

advisory fees were up $1.6 million, or 35%, due to the continued growth of "wrap fees" paid by retail clients in lieu of transaction-based commissions.

    Interest revenues increased approximately $8.4 million, while expenses rose $6.6 million from last year. The increase in revenues was attributable to higher levels of both conventional margin loans and loans under matched resale agreements. The increase in expense was due to higher levels of borrowings under matched securities repurchase agreements. The improvement in net interest income of $1.8 million can be attributed primarily to larger interest rate spreads on higher levels of margin loans, and to improved earnings on funds segregated for regulatory purposes.

    Technology and telephone costs increased $1.0 million primarily from increased transaction processing charges. Occupancy costs rose by $559,000 in conjunction with the relocation of IJL's Operations Center.

    Promotion and development costs increased $829,000, or 19%, in connection with the continuing effort to build revenue. Professional services were up $807,000, or 25%, primarily from an increase in amounts paid to third-party money managers under "wrap fee" arrangements. Other operating expenses decreased $2.7 million, or 30%, largely as a result of lesser charges to asset valuation accounts and smaller provisions for legal and related matters.


RESULTS OF OPERATIONS
1993COMPARED WITH 1992

    Net revenues increased $26.0 million, or 21%, from the previous year, while expenses, other than interest, increased $19.8 million, or 17%. Operating income improved by $6.2 million and was augmented by a $4.0 million extraordinary credit (arising from the realization of remaining tax-loss carryforwards), thus generating net income of $14.4 million, or $2.14 per share. Overall, vibrant markets produced an increase in commission revenues of $18.3 million, or 19%; this increase represented gains of 16% and 25%, respectively, in the retail and institutional sectors. Individual and institutional investors both focused their attention on the equities markets, as evidenced by impressive gains in listed and OTC stock commissions (up 15%) and new issues (up 35%). Commission revenues derived from taxable bonds were up 22%, primarily from increased activity by institutional investors. Individuals also were attracted to investment alternatives such as mutual funds (up 22%) and annuities (up 82%).

    There was a decrease of $225,000 in net trading gains in 1993; gains from OTC market-making activities (up $1.4 million) were offset by declines in profits on corporate bond trading (down $542,000) and on positions in U.S. government and mortgage-backed securities (down $1.2 million). Investment banking and underwriting revenues increased $3.5 million, or 76%, primarily as the result of a continued strong market for new issues. Asset management and advisory fees increased 29%, or $1.0 million, primarily from the continued growth of "wrap fees" paid by retail customers in lieu of transaction-based commissions. A $624,000 increase in other revenues was principally the result of a residual fee earned from the sale of assets by a partnership in which the Company had a prior ownership interest.

    Interest revenues decreased by about $1.2 million, or 6%, from fiscal 1992 as rates continued to fall. Decreases in revenues on segregated customer reserve deposits (down $1.8 million) and loans under repurchase agreements (down $1.3 million) were buoyed somewhat by increased revenues (up $900,000) on higher customer margin balances and on the firm's fixed income securities inventory (up $1.1 million). Lower rates drove down interest expense $4.0 million, or 25%, as average customer credit balances remained unchanged and repurchase agreement interest expense dropped $1.4 million. The result was an increase in net interest (income less expense) of $2.8 million from the prior fiscal year.

    Compensation and benefits costs increased by about $16.4 million, or 22%. Variable sales force compensation increased by $9.9 million, or 21%, consistent with the increase in commission revenues. Other profit-based incentive compensation in revenue and administrative areas increased by about $3.5 million. Technology and telephone costs increased by about $921,000, or 8%, due primarily to higher transaction volumes applied to the variable pricing structure of the Company's outsourcing arrangements for data processing. Execution, clearance and depository expenses increased about $212,000 as a result of increased execution charges associated with higher listed equity transaction volumes. Promotion and development expenses increased $370,000, or 9%, due to higher levels of purchased research and professional development expenses incurred with the successful effort to build revenues. Professional services increased $583,000, or 22%, due to an increase in wrap account management expenses. Printing, postage and supplies increased by about $354,000, or 13%, mostly due to higher postage costs associated with increased customer transaction volume resulting in more confirmations and statements. Other operating expenses increased by $1.4 million, or 19%, due to increased accruals for potential costs of litigation and bad debts.


ACCOUNTING ISSUES

    In May 1993, the Financial Accounting Standards Board issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan," which was subsequently amended, in October 1994, by Financial Accounting Standards Board Statement No. 118, "Accounting by Creditors for Impairment of


                                                                       Page Ten

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
CONTINUED
    a Loan - Income Recognition and Disclosures," which is effective for the Company's 1995 fiscal year. Adoption of these statements is not expected to have a material impact on the financial condition of the Company.


INFLATION

    Because the Company's assets are largely liquid, and because securities inventories are carried at current market values, the impact of inflation is reflected in its consolidated financial statements. However, the rate of inflation also affects expenses such as employee compensation, rent, and communications, and such effects may not be readily recoverable through increased commission rates, trading profits, or fees. To the extent that inflation has other adverse effects on prices and activities in the securities markets and, in particular, on interest rate conditions in the credit markets, it may adversely affect the Company's financial position and results of operations.


REVENUE & EXPENSE ANALYSIS
YEARS ENDED SEPTEMBER 30                                              1994       1993       1992
DISTRIBUTION OF NET REVENUES
  Commissions and sales credits                                        75.4%      75.4%      76.5%
  Trading gains, net                                                    4.2        6.2        7.7
  Investment banking and underwriting                                   4.4        5.4        3.7
  Asset management and advisory                                         4.2        3.0        2.8
  Other operating revenues                                              6.0        5.5        6.1
  Net interest                                                          5.8        4.5        3.2
     Net revenues                                                     100.0%     100.0%     100.0%

UTILIZATION OF NET REVENUES
  Compensation and benefits                                            61.4%      60.4%      60.0%
     Technology and telephone                                           9.3        8.4        9.4
  Occupancy                                                             5.3        4.8        6.1
  Execution, clearance and depository                                   2.5        2.3        2.6
  Promotion and development                                             3.5        2.8        3.1
     Professional services                                              2.8        2.2        2.2
  Printing, postage and supplies                                        2.2        2.1        2.2
     Other operating expenses                                           4.1        5.8        5.9
                                                                       91.1       88.8       91.5
  Minority interest                                                       -          -        0.1
  Income taxes                                                          3.6        4.3        2.9
  Non-recurring items                                                  (2.1)      (2.6)      (2.4)
                                                                       92.6%      90.5%      92.1%



SUPPLEMENTARY FINANCIAL DATA
(ALL DOLLARS IN THOUSANDS EXCEPT                                                                                   COMMON STOCK
PER-SHARE AMOUNTS)                                       INCOME                     EARNINGS PER SHARE              PRICE RANGE
(UNAUDITED)

                                                  BEFORE TAXES     BEFORE                   BEFORE
                                                 EXTRAORDINARY  EXTRAORDINARY            EXTRAORDINARY
                                                     ITEM AND     ITEM AND                ITEM AND
                                                   CUMULATIVE   CUMULATIVE              CUMULATIVE
                                                  EFFECT OF A    EFFECT OF A              EFFECT OF A
                                                    CHANGE IN    CHANGE IN               CHANGE IN
                                 TOTAL       NET    ACCOUNTING   ACCOUNTING              ACCOUNTING
                              REVENUES  REVENUES    PRINCIPLE    PRINCIPLE        NET    PRINCIPLE        NET       HIGH       LOW

Fiscal 1994
        Fourth Quarter        $40,430   $34,586     $2,993      $1,749        $1,749    $0.27          $0.27       $8 1/4     $7 1/2
        Third Quarter          38,023    33,106      1,223         734           734     0.11           0.11        9 5/8      8 1/8
        Second Quarter         45,433    40,910      4,786       2,824         2,824     0.43           0.43       11 7/8      9 1/2
        First Quarter          42,714    39,278      4,249       2,559         5,618     0.39           0.85       12          9 1/2

Fiscal 1993
        Fourth Quarter        $44,118   $41,005     $4,913      $3,259        $4,054    $0.50          $0.64      $10         $7 7/8
        Third Quarter          41,074    38,263      3,885       2,260         3,301     0.33           0.48        8 1/4      7 1/2
        Second Quarter         42,795    40,102      4,553       2,779         3,973     0.40           0.57        9          7 3/8
        First Quarter          35,499    31,972      3,512       2,067         3,034     0.31           0.45        7 3/8      5 3/4



     Page Eleven

FINANCIAL
REPORTING
RESPONSIBILITY

The management of Interstate/Johnson Lane is responsible for the preparation of the Consolidated Financial Statements and related financial information presented in this annual report. We are also responsible for maintaining a system of internal accounting controls records and the protection of assets. The effectiveness of internal audit staff, which reports its findings to the Audit Committee of the Board of Directors, comprised solely of outside directors.

    The accompanying financial statements, which include amounts based on judgments of management, have been prepared in applied except for the adoption of a new accounting standard for income taxes, and the reclassification of certain short-term investments. These statements have been audited by Coopers & Lybrand L.L.P., independent accountants, who are responsible for performing their audit in accordance with generally accepted auditing standards and whose report follows.

    Both the independent auditors and the internal auditors have access to the Audit Committee without the presence of management; they meet regularly with this Committee to discuss the results of their audits and to present their opinions with respect to the adequacy of internal controls and the quality of financial reporting.




(Signature of James H. Morgan)
James H. Morgan

CHIEF EXECUTIVE OFFICER



(Signature of Edward C. Ruff)
Edward C. Ruff

CHIEF FINANCIAL OFFICER




CHARLOTTE, NORTH CAROLINA OCTOBER 25, 1994


REPORT OF
INDEPENDENT
ACCOUNTANTS

To the Shareholders of Interstate/Johnson Lane, Inc.:


    We have audited the accompanying consolidated statements of financial condition of Interstate/Johnson Lane, Inc. and Subsidiaries as of September 30, 1994 and 1993, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial condition of Interstate/Johnson Lane, Inc. and Subsidiaries as of September 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1994, in conformity with generally accepted accounting principles.

    As discussed in Note 8 to the Consolidated Financial Statements, the Company is a defendant in lawsuits arising from its role as managing underwriter for a common stock offering. The ultimate outcome of the litigation cannot presently be determined.

    As discussed in Note 12 to the Consolidated Financial Statements, on October 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes."

    As discussed in Note 1 to the Consolidated Financial Statements, the Company reclassified as cash equivalents certain short-term investments in repurchase agreements.



(Signature of Coopers & Lybrand L.L.P.)
CHARLOTTE, NORTH CAROLINA
OCTOBER 25, 1994


                                                                    Page Twelve


CONSOLIDATED STATEMENTS                                                    (ALL DOLLARS IN THOUSANDS)
OF FINANCIAL CONDITION                                                   SEPTEMBER 30, 1994, AND 1993
ASSETS                                                                           1994         1993

Cash and cash equivalents                                                    $ 30,193     $ 20,393
Cash and securities segregated for regulatory purposes                         83,983      117,666
Loans under matched securities resale agreements                              339,189      240,358
Receivables:
  Financing resale agreements                                                  20,989       14,328
  Customers                                                                   170,060      155,582
  Brokers, dealers and clearing agencies                                       15,573       17,244
  Other                                                                         9,418        5,447
Securities owned                                                               57,023       58,755
Land, buildings and improvements, net                                           9,135       13,285
Office facilities and equipment, net                                            6,406        5,568
Goodwill and intangible assets                                                 14,285       14,889
Other assets                                                                   11,579       10,895
                                                                             $767,833     $674,410

LIABILITIES AND SHAREHOLDERS' EQUITY                                             1994         1993
Short-term borrowings:
  Checks payable                                                             $ 18,179     $ 13,273
  Bank loans                                                                    4,997        2,288
  Financing repurchase agreements                                              11,935            -
Borrowings under matched securities repurchase agreements                     339,777      241,205
Payables:
  Customers                                                                   227,431      248,266
  Brokers and dealers                                                           6,388       15,115
  Income taxes                                                                    297        3,952
  Other                                                                         8,327        8,928
Accrued compensation and benefits                                              13,010       15,887
Securities sold but not yet purchased                                          23,258       16,744
Notes payable                                                                   8,143        9,308
Other liabilities and accrued expenses                                         16,922       16,882
                                                                              678,664      591,848
Minority interest                                                                 200          200
Subordinated debt                                                              20,999       21,999
Shareholders' equity:
  Common stock, $.20 par value, 30,000,000 shares
     authorized, 6,883,105 shares issued in 1994 and
       1993                                                                     1,377        1,377
  Additional paid-in capital                                                   31,589       31,532
  Retained earnings                                                            39,871       29,532
                                                                               72,837       62,441
  Less, treasury stock, at cost, 554,359 shares in 1994
     and 271,722 shares in 1993                                                (4,867)      (2,078)
       Total shareholders' equity                                              67,970       60,363
                                                                             $767,833     $674,410


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED
FINANCIAL STATEMENTS.


 Page Thirteen


CONSOLIDATED STATEMENTS OF OPERATIONS                                  (ALL DOLLARS IN THOUSANDS EXCEPT PER-SHARE AMOUNTS)

                                                                       FOR THE YEARS ENDED SEPTEMBER 30,1994,1993 AND 1992
                                                                                         1994         1993         1992

REVENUES:
  Commissions and sales credits                                                      $111,568     $114,164     $ 95,873
  Trading gains, net                                                                    6,257        9,375        9,600
  Investment banking and underwriting                                                   6,441        8,195        4,665
  Asset management and advisory                                                         6,162        4,551        3,538
  Interest                                                                             27,350       18,967       20,169
  Other                                                                                 8,822        8,234        7,672
Total revenues                                                                        166,600      163,486      141,517
  Interest expense                                                                    (18,720)     (12,144)     (16,151)
Net revenues                                                                          147,880      151,342      125,366

EXPENSES:
  Compensation and benefits                                                            90,785       91,492       75,127
  Technology and telephone                                                             13,761       12,720       11,799
  Occupancy                                                                             7,817        7,258        7,623
  Execution, clearance and depository                                                   3,744        3,508        3,296
  Promotion and development                                                             5,136        4,307        3,937
  Professional services                                                                 4,092        3,285        2,702
  Printing, postage and supplies                                                        3,209        3,162        2,808
  Other operating expenses                                                              6,085        8,747        7,369
Total expenses                                                                        134,629      134,479      114,661

Income before minority interest, income
         taxes, extraordinary item and cumulative
         effect of a change in accounting
           principle                                                                   13,251       16,863       10,705
  Minority interest                                                                                                 (80)
                                                                                       13,251       16,863       10,625
  Income tax expense                                                                    5,385        6,498        3,641
Income before extraordinary item and cumulative
         effect of a change in accounting
           principle                                                                    7,866       10,365        6,984
  Extraordinary item:
         Reduction of income taxes arising from
         carryforward of prior years' operating
         losses                                                                                      3,997        2,992
     Cumulative effect of a change in accounting
       principle                                                                        3,059
Net income                                                                           $ 10,925     $ 14,362     $  9,976


Primary earnings per share:
  Income before extraordinary item and cumulative
         effect of a change in accounting
           principle                                                                 $   1.20     $   1.54     $   1.05
  Extraordinary item                                                                                  0.60         0.45
     Cumulative effect of a change in accounting
       principle                                                                         0.47
         Net income                                                                  $   1.67     $   2.14     $   1.50
Fully diluted earnings per share:
  Income before extraordinary item and cumulative
         effect of a change in accounting
           principle                                                                 $   1.13     $   1.42     $   1.01
  Extraordinary item                                                                                  0.50         0.37
     Cumulative effect of a change in accounting
       principle                                                                         0.39
         Net income                                                                  $   1.52     $   1.92     $   1.38

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
    OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                                                              Page Fourteen


CONSOLIDATED STATEMENTS                                       (ALL DOLLARS IN THOUSANDS)
OF CASH FLOWS                      FOR THE YEARS ENDED SEPTEMBER 30, 1994, 1993 AND 1992


                                                          1994         1993         1992
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                            $ 10,925     $ 14,362     $  9,976
Adjustments to reconcile net income to cash
 provided (used) by operating activities:
  Depreciation and amortization                          3,166        3,092        3,166
  Deferred income taxes                                   (997)      (1,782)
     Provision for real estate charges                     675          731        1,742
     Other non-cash items                                1,536        1,741        1,981
                                                         4,380        3,782        6,889
     Cash and securities segregated for
     regulatory purposes                                33,683       (2,016)      39,821
  Loans under matched securities resale
          and repurchase agreements, net                  (259)      (8,734)      (5,593)
  Net payables to customers                            (35,313)      (4,622)     (43,106)
  Net receivables from brokers, dealers and
     clearing agencies                                  (7,056)       6,108       (3,797)
  Other receivables                                     (1,385)        (695)        (606)
  Securities owned, net                                  8,246       14,824      (41,319)
  Acquisition escrow (goodwill)                                                    2,090
  Other assets                                             182       (2,599)      (2,558)
  Income taxes payable                                  (3,655)       3,507            7
  Accrued compensation and benefits                     (2,877)       6,001        4,675
  Other liabilities and accrued expenses                (1,453)       3,763         (203)
                                                        (9,887)      15,537      (50,589)
  Cash provided (used) by operating activities           5,418       33,681      (33,724)


CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (repayment of):
  Short-term bank borrowings                             7,615       (7,741)      14,462
  Borrowings under financing repurchase
          and resale agreements, net                     5,274      (12,332)      11,802
  Notes payable                                         (1,165)         494         (617)
Maturity of secured demand note                         (1,000)
Proceeds from stock options exercised                      237        1,003           80
Purchase of stock for treasury                          (3,747)      (2,378)        (524)
Dividends paid                                            (586)
     Cash provided (used) by financing activities        6,628      (20,954)      25,203


CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                    (2,246)      (1,438)        (832)
Purchase of minority interest in subsidiary                                         (424)
  Cash used by investing activities                     (2,246)      (1,438)      (1,256)
Net increase (decrease) in cash and cash equivalents     9,800       11,289       (9,777)
Cash and cash equivalents at beginning of year          20,393        9,104       18,881
Cash and cash equivalents at end of year              $ 30,193     $ 20,393     $  9,104
Cash paid during the year for:
  Interest                                            $ 17,983     $ 12,238     $ 15,976
  Income taxes                                        $  6,930     $    940     $    232
Non-cash financing activity:
     Settlement of ESOP liability with treasury stock              $    325




 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
 OF THE CONSOLIDATED FINANCIAL STATEMENTS.



  Page Fifteen


CONSOLIDATED STATEMENTS OF                                                                         (ALL DOLLARS IN THOUSANDS)
 CHANGES IN SHAREHOLDERS'                                               FOR THE YEARS ENDED SEPTEMBER 30, 1994, 1993 AND 1992
      EQUITY


                                                                                                                           TOTAL
                                             COMMON STOCK         ADDITIONAL      RETAINED       TREASURY STOCK     SHAREHOLDERS'
                                         SHARES       AMOUNT    PAID-IN CAPITAL    EARNINGS    SHARES      AMOUNT         EQUITY
September 30, 1991                       6,883,049    $1,377    $30,964          $ 5,194     258,656      $ (892)       $36,643
  Forfeiture of restricted shares, net                                1                           611          (2)            (1)
  Purchase of treasury shares                                                                  95,900        (524)          (524)
  Issuance of restricted shares                                    (324)                      (90,408)        325              1
  Amortization of restricted shares                                 353                                                      353
  Stock options exercised                                            10                       (19,389)         70             80
  Conversion of subordinated
     debenture                                  56                    1                                                        1
  Net income                                                                       9,976                                   9,976
September 30, 1992                       6,883,105     1,377     31,005           15,170      245,370      (1,023)        46,529
  Forfeiture of restricted shares, net                               11                         9,915         (45)           (34)
  Purchase of treasury shares                                                                 296,200      (2,378)        (2,378)
  Issuance of restricted shares                                      93                      (211,715)        924          1,017
  Amortization of restricted shares                                 549                                                      549
  Stock options exercised                                          (126)                      (68,048)        444            318
  Net income                                                                      14,362                                  14,362
September 30, 1993                       6,883,105     1,377     31,532           29,532      271,722      (2,078)        60,363
    Forfeiture of restricted shares, net                             21                         4,985         (21)
    Purchase of treasury shares                                                               397,900       (3,747)       (3,747)
    Issuance of restricted shares                                  (470)                      (59,400)         470
    Amortization of restricted shares                               778                                                      778
    Stock options exercised                                        (272)                      (60,848)         509           237
    Net income                                                                    10,925                                  10,925
    Dividends paid ($0.09 per share)                                                (586)                                   (586)
September 30, 1994                       6,883,105    $1,377    $31,589          $39,871      554,359     $ (4,867)      $67,970


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
    OF THE CONSOLIDATED FINANCIAL STATEMENTS.



                                                                   Page Sixteen

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES


    The consolidated financial statements include the accounts of Interstate/ Johnson Lane, Inc. and its majority-owned subsidiaries, collectively referred to as the "Company." All intercompany balances and transactions have been eliminated. The Company's principal subsidiary is Interstate/ Johnson Lane Corporation ("IJL"), a registered broker-dealer.

    IJL records securities transactions on a settlement date basis, which does not differ materially from a trade date basis. Securities and futures positions in trading accounts are valued at market quotations. Securities not readily marketable are carried at fair realizable value as determined by management. The resulting unrealized gains and losses are reflected in income.

    Cash and cash equivalents include cash invested in short-term instruments with original maturities of three months or less; these amounts have been reclassified from receivables under financing resale agreements.

    Goodwill is recorded at cost less accumulated amortization of $3,200,000 at September 30, 1994, and $2,624,000 at September 30, 1993. This amount represents the excess of cost over fair value of net assets acquired, which is being amortized over 30 years on the straight-line method.

    Buildings and improvements, and office facilities and equipment, are stated at cost, less accumulated depreciation and amortization of $3,235,000 and $11,783,000 at September 30, 1994, and $2,860,000 and $11,238,000 at September
30, 1993. Depreciation and amortization are provided by using the straight-line method over an asset's estimated useful economic life.

    Primary earnings per share are based on weighted average shares outstanding after consideration of the potential dilutive effect of certain common stock equivalents. Fully diluted earnings per share also include equivalent shares for the dilutive effect of stock options and the assumed conversion of the convertible subordinated debentures, after appropriate adjustment for interest expense.

    Certain 1993 and 1992 amounts have been reclassified for comparative purposes in 1994.


    2. CASH AND SECURITIES SEGREGATED FOR REGULATORY PURPOSES


    Segregated for the exclusive benefit of customers at September 30, 1994, under the provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") were U.S. government securities valued at approximately $59.9 million, plus cash and other U.S. government securities collateralizing approximately $24.0 million of resale agreements. Also segregated under the Commodities Exchange Act was cash of $108,000.


3. SECURITIES OWNED/SECURITIES
SOLD BUT NOT YET PURCHASED


    Securities owned and securities sold but not yet purchased consist of long and short positions, respectively, in trading accounts.




(ALL DOLLARS IN THOUSANDS)                                    SECURITIES SOLD
                                      SECURITIES                  BUT NOT YET
                                       OWNED                        PURCHASED
                                    1994     1993           1994        1993

U.S.government/
   agency securities              $10,761  $ 3,564        $21,976    $14,742
Mortgage-backed
    securities                      8,726    2,360              6          -
Corporate debt                      7,865   29,113            243        978
Corporate stocks                    2,294    2,108            870        752
State and
    municipal debt                 27,377   21,610            163        272
                                  $57,023  $58,755        $23,258    $16,744

4. SHORT-TERM BORROWINGS


    Bank loans are obtained from time to time to finance securities owned by IJL (of which a substantial portion is pledged as collateral) and are payable on demand. At September 30, 1994, IJL had $115.0 million of call loan arrangements, with $5.0 million in outstanding borrowings. Interest rates on all such loans generally fluctuate with the lending institutions' respective broker loan rates; the weighted average interest rate for the year was 4.01%.

5. NOTES PAYABLE


    Notes payable to various entities at September 30, 1994 and 1993, consisted of the following:

                                                         1994          1993
10% note with monthly payments
  of $58,127 and a balloon payment due
  December 31, 1996                                  $6,391,856    $6,447,149

11% note with monthly payments of $43,569
  through August 15, 1994                                     -       457,717

Note, bearing interest at 84% of prime, with
  quarterly payments of $27,500 through
  May 1, 2001                                           750,632       852,500

Note, bearing interest at 90-day adjusted LIBOR
  plus 1.5%, with interest paid monthly and a single
  payment of principal due November 15, 1994          1,000,000     1,335,000
              Other notes                                     -       215,938
                                                     $8,142,488    $9,308,304

   The net book value of buildings and improvements collateralizing $6.4 million of these notes was $7.7 million at September 30, 1994.

    Approximate maturities of notes in each of the next five years are as follows:

YEAR ENDING SEPTEMBER 30

 1995                    $1,171,000
 1996                       177,000
 1997                     6,373,000
 1998                       110,000
 1999                       110,000



6. SUBORDINATED DEBT

     Borrowings under subordination agreements are as follows:


(ALL DOLLARS IN THOUSANDS)
                                                    1994             1993
7.75% convertible subordinated
 debentures, due March 31,2011                    $20,999          $20,999

3.75% secured demand note payable to a
related party,due May 31, 1994                          -            1,000
                                                  $20,999          $21,999


       Page Seventeen

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
CONTINUED

    The subordinated debentures are convertible into common stock at $17.75 per share, and are redeemable at the option of the Company at varying rates. Beginning in 2001, the debentures require an annual sinking fund of $1,050,000, calculated to retire 50% of the debentures prior to maturity. Under the indenture, conversions satisfy the scheduled sinking fund requirements.



7.COMMITMENTS AND
CONTINGENCIES


    Leases for office space and equipment are accounted for as operating leases. Approximate minimum rental commitments under noncancelable leases, some of which contain escalation clauses and renewal options, are as follows:

 YEAR ENDING SEPTEMBER 30 MILLIONS

 1995                                        $ 10.2
 1996                                           7.1
 1997                                           4.8
 1998                                           4.2
 1999                                           2.7
Thereafter                                      0.7
                                             $ 29.7

    Lease expense was $7.1 million in 1994, $6.7 million in 1993, and $6.3 million in 1992.

    In connection with its involvement as a general partner and/or placement agent of various real estate limited partnerships, the Company has guaranteed certain obligations of limited partners and, with others, has jointly or severally guaranteed mortgage loan obligations of some of the partnerships. At September 30, 1994, contingent liabilities under these obligations amounted to approximately $1.6 million in the aggregate.

    In lieu of margin deposits with certain clearing agencies, IJL had $6.4 million outstanding at September 30, 1994 on a $20.0 million irrevocable letter of credit issued by a commercial bank.

8. LEGAL PROCEEDINGS

   IJL is a defendant, or otherwise has possible exposure, in various legal actions arising out of its activities as a broker-dealer, underwriter, or employer. Several of these actions, including some class actions, claim substantial or unspecified damages which could be material. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot reliably be estimated, management is of the opinion, based upon its understanding of the facts and the advice of legal counsel, that resolution of these actions will not have a material adverse effect on the Company's consolidated financial condition.

    IJL, as managing underwriter for common stock offerings of Del-Val Financial Corporation, is a defendant in a consolidated class action seeking damages estimated to potentially exceed $40 million from all defendants. No opinion can be formed at this time concerning the outcome of this litigation.


 9. FINANCIAL INSTRUMENTS WITH
 OFF-BALANCE-SHEET RISK


    IJL's business activities involve the execution, settlement and financing of securities transactions generating accounts receivable, and thus may expose IJL to financial risk in the event a customer or other counterparty is unable to fulfill its contractual obligations. IJL controls the risk associated with collateralized loans by revaluing collateral at current prices, monitoring compliance with applicable credit limits and industry regulations, and requiring the posting of additional collateral when appropriate.

    Obligations arising from financial instruments sold short in connection with its normal trading activities expose IJL to risk in the event market prices increase, since it may be obligated to repurchase those positions at a greater price. IJL's short selling primarily involves debt securities, which are typically less volatile than equities or options.

    Forward and futures contracts provide for the seller agreeing to make delivery of securities or other instruments at a specified future date and price. Risk arises from the potential inability of counterparties to honor contract terms, and from changes in values of the underlying instruments. At September 30, 1994, IJL's commitments included forward purchase and sale contracts, involving mortgage-backed securities with long market values of approximately $155.8 million and short market values of approximately $154.6 million, and futures sales contracts with short values of $6.4 million.

    IJL enters into resale agreements, whereby it lends money by purchasing U.S. government/agency or mortgage-backed securities from customers or dealers with an agreement to resell them to the same customers or dealers at a later date. Such loans are collateralized by the underlying securities, which are held in custody by IJL and may be converted into cash at IJL's option. In addition, IJL monitors the market value of the collateral, and issues margin calls as necessary according to the credit-worthiness of the borrower. Approximately 88% of all loans under securities resale agreements at September 30, 1994 were made to four counterparties.


10.EMPLOYEE STOCK PLANS


    The Company has two stock option plans under which 370,000 shares with tandem stock appreciation rights were reserved at September 30, 1994 and 1993. In addition, the Company has a stock award plan under which 750,000 shares were reserved at September 30, 1994 and 1993, for issuance of restricted stock or stock options. Options granted are at or above the market value of the shares at the date of grant. Options generally become exercisable at the rate of one-third each year as of one year after the date of grant, and expire 10 years thereafter.


                                                               Page Eighteen

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
CONTINUED


    Information with respect to options under the above plans follows:



                                       NUMBER OF OPTIONS       OPTION PRICE
                                             OUTSTANDING          PER SHARE

October 1, 1991                                  412,648         2.25-12.75
Cancelled                                        (23,681)
Exercised                                        (19,389)         2.25-7.50
September 30, 1992                               369,578         2.25-12.75
Cancelled                                         (6,270)
Exercised                                        (68,048)         2.25-7.50
September 30, 1993                               295,260         2.25-12.75
Cancelled                                         (2,000)
Exercised                                        (60,848)         2.25-7.50
September 30, 1994                               232,412         2.25-12.75

    At September 30, 1994, options to purchase 232,412 shares were exercisable, and no stock appreciation rights had been granted. The Company awarded 59,400 and 166,100 restricted shares from treasury stock during 1994 and 1993, respectively.


11. QUALIFIED EMPLOYEE BENEFIT PLANS


    IJL sponsors a Profit-Sharing and Capital Accumulation Plan (CAP) and an Employee Stock Ownership Plan (ESOP), both of which are qualified under the Employee Retirement Income Security Act (ERISA). Under the CAP, eligible employees may defer a portion of their first $100,000 of annual compensation, pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. IJL and certain of its affiliates may match employee deferrals up to the first 3% of eligible compensation. Provisions of the ESOP call for the IJL Board of Directors to establish the amounts to be contributed each year. All employees with one year of service are eligible to participate in both plans. Company contributions to the plans are made so as not to exceed the maximum amounts allowable as deductions under the Internal Revenue Code and totaled approximately $1,496,000 in 1994, $1,516,000 in 1993, and $1,273,000 in 1992.


12. INCOME TAXES


    Effective October 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method as required by Financial Accounting Standards Board Statement No. 109, "Accounting for
Income Taxes." As permitted under the new rules, prior years' financial statements have not been restated. The cumulative effect of adopting Statement 109 as of October 1, 1993, was to increase net income by approximately $3.1 million for the year ended September 30, 1994.

    Income tax expense recorded for financial reporting purposes is comprised of the following items:


(ALL DOLLARS IN THOUSANDS)
                                             1994           1993        1992
Current:
 Federal                                   $2,269          $5,862     $3,433
 State                                      1,054           1,312        208
                                            3,323           7,174      3,641
Deferred:
  Federal                                   1,897            (676)         -
  State                                       165               -          -
                                            2,062            (676)         -
     Total tax expense                     $5,385          $6,498     $3,641


    Deferred tax expense or benefit results from different timing in the recognition of certain revenue and expense items for income tax and financial statement purposes. The source of these differences and the tax effect of each is as follows:


(ALL DOLLARS IN THOUSANDS)

[S]                          [C]         [C]        [C]
Compensation and
  other benefits             $  (742)    $ (378)    $ -
Real estate, bad debt
     and other expenses        1,131       (673)      -
Partnership tax losses           144        369       -
Tax credits                    1,276          -       -
Other                            253          6       -
    Deferred tax
      expense (benefit)      $ 2,062     $ (676)    $ 0


  The principal differences between the federal statutory rate and the effective income tax rate are as follows:

[S]                          [C]       [C]        [C]
                             1994       1993       1992
Federal statutory rate       35.0%      34.0%      34.0%
State taxes, less
  federal benefit             6.0        5.1        1.3
Tax-exempt
  interest, net              (2.9)      (3.1)      (3.6)
Goodwill amortization         1.5        1.2        1.7
Benefit of operating
  loss carryforward             -      (23.7)     (28.2)
Other                         1.0        1.3        0.9
Effective tax rate           40.6%      14.8%       6.1%

     Cumulative deferred taxes not yet realized are included in the statement of financial condition on a net basis as deferred tax assets or liabilities. At September 30, 1994 and 1993 these were comprised of the following:


(ALL DOLLARS IN THOUSANDS)

                                            1994      1993
Deferred tax assets:
   Compensation and
     other benefits                         $2,462    $1,412
   Real estate, bad debt
      and other expenses                     1,850     2,236
     Tax credits                               731         -
                                             5,043     3,648
Deferred tax liabilities:
     Partnership
          tax losses                           769       529
     Other                                   1,495     1,337
                                             2,264     1,866
Net deferred tax assets                     $2,779    $1,782

13. NET CAPITAL REQUIREMENTS

    As a registered broker-dealer and member of the New York Stock Exchange, IJL is subject to the SEC's uniform net capital rule. IJL has elected to operate under the alternative method of the rule, which prohibits a broker-dealer from engaging in any transactions when its "net capital" is less than 2% of its "aggregate debit balances" arising from customer transactions, as these terms are defined in the rule. The Exchange may also impose business restrictions on a member firm if its net capital falls below 5% of its aggregate debit balances. IJL is also subject to the Commodity Futures Trading Commission minimum net capital requirement.

    At September 30, 1994, IJL's net capital was $36.8 million, or 21.9% of its aggregate debit balances, and approximately $33.5 million in excess of its minimum regulatory requirements.

INTERSTATE/JOHNSON
LANE, INC.
BOARD OF DIRECTORS

CLAUDE S. ABERNETHY, JR.
SENIOR VICE PRESIDENT
INTERSTATE/JOHNSON LANE CORPORATION

PARKS H. DALTON(3)
CHAIRMAN
INTERSTATE/JOHNSON LANE, INC.
INTERSTATE/JOHNSON LANE CORPORATION

JOHN B. ELLIS(2)(3)
PRIVATE INVESTOR

W. CLAY HAMNER(1)
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
MONTROSE CAPITAL CORPORATION


PETER R. KELLOGG(1)(2)(3)
SENIOR PARTNER AND CHIEF EXECUTIVE OFFICER
SPEAR, LEEDS & KELLOGG

JAMES H. MORGAN
PRESIDENT AND CHIEF EXECUTIVE OFFICER
INTERSTATE/JOHNSON LANE, INC.
INTERSTATE/JOHNSON LANE CORPORATION

DUDLEY G. PEARSON
SENIOR VICE PRESIDENT
INTERSTATE/JOHNSON LANE CORPORATION

RICHARD S. PECHTER (1)(2)
CHAIRMAN, FINANCIAL SERVICES GROUP
DONALDSON, LUFKIN & JENRETTE, INC.

EDWARD C. RUFF
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
INTERSTATE/JOHNSON LANE, INC.
SENIOR VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER
INTERSTATE/JOHNSON LANE CORPORATION

GRADY G. THOMAS, JR.
SENIOR VICE PRESIDENT
INTERSTATE/JOHNSON LANE CORPORATION


J. DAVID T. JOHNSON
DIRECTOR EMERITUS


(1) AUDIT COMMITTEE MEMBER

(2) COMPENSATION COMMITTEE MEMBER

(3) NOMINATING COMMITTEE MEMBER



THIS PUBLICATION WAS PRINTED ENTIRELY ON RECYCLED PAPER.


INTERSTATE/JOHNSON
LANE CORPORATION
BOARD OF DIRECTORS


EDWIN T. BURTON, III
SENIOR VICE PRESIDENT

EDWIN A. DALRYMPLE
SENIOR VICE PRESIDENT

PARKS H. DALTON
CHAIRMAN

HARVEY D. HARRELSON
SENIOR VICE PRESIDENT

MICHAEL D. HEARN
SENIOR VICE PRESIDENT AND SECRETARY

GEORGE A. MCELVEEN, III
SENIOR VICE PRESIDENT

JAMES H. MORGAN
PRESIDENT AND CHIEF EXECUTIVE OFFICER

W. ALLEN ROGERS, II
SENIOR VICE PRESIDENT

EDWARD C. RUFF
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

LEWIS F. SEMONES, JR.
SENIOR VICE PRESIDENT


INVESTOR
INFORMATION

OPERATING SUBSIDIARIES

INTERSTATE/JOHNSON LANE CORPORATION
ISC FUTURES CORPORATION
ISC REALTY CORPORATION
SOVEREIGN CAPITAL MANAGEMENT, INC.
 D/B/A SOVEREIGN ADVISERS, INC.


CORPORATE HEADQUARTERS

INTERSTATE TOWER
121 W. TRADE STREET
P.O. BOX 1012 CHARLOTTE, NC
28201-1012
(704) 379-9000

COMMON STOCK
TICKER SYMBOL: IS
NEW YORK STOCK EXCHANGE
AT DECEMBER 2, 1994, THERE WERE
APPROXIMATELY 1,133 SHAREHOLDERS OF RECORD.


REGISTRAR AND TRANSFER AGENT

FIRST UNION NATIONAL BANK
230 S. TRYON STREET CHARLOTTE, NC 28288-1153


INDEPENDENT ACCOUNTANTS
COOPERS & LYBRAND L.L.P.
NATIONSBANK CORPORATE CENTER
100 N. TRYON STREET,
SUITE 3400 CHARLOTTE, NC 28202
(704) 375-8414


SHAREHOLDER INQUIRIES
TRANSFER AGENT OR
MICHAEL D. HEARN, SECRETARY
(704) 379-9000


SECURITY ANALYST INQUIRIES
EDWARD C.RUFF, CHIEF FINANCIAL OFFICER
(704) 379-9000


FORM 10-K

INTERSTATE/JOHNSON LANE'S FORM 10-K REPORT TO THE SECURITIES AND EXCHANGE COMMISSION FOR FISCAL 1994 IS AVAILABLE UPON WRITTEN REQUEST TO C. FRED WAGSTAFF III, CONTROLLER.


ANNUAL MEETING

THE ANNUAL MEETING OF SHAREHOLDERS WILL BE HELD AT 3:00 P.M. ON JANUARY 24, 1995, AT THE RADISSON PLAZA HOTEL, TWO NATIONSBANK PLAZA, CHARLOTTE, NORTH CAROLINA. SHAREHOLDERS OF RECORD AS OF DECEMBER 2, 1994, WILL BE ENTITLED TO VOTE AT THIS MEETING.



                                                              Page Twenty

EMPLOYEES OF IJL OFFER TIME AND TALENT TO
A VARIETY OF COMMUNITY PROJECTS, MANY
ADDRESSING THE SPECIAL NEEDS OF CHILDREN. WHEN
WE HELP A CHILD BUILD ACADEMIC SKILLS OR GAIN SELF
CONFIDENCE, IT IS MUCH MORE THAN A VOLUNTEER
EFFORT. IT IS A PRICELESS INVESTMENT IN THE FUTURE.

OFFICE LOCATIONS

GEORGIA         Albany          Atlanta (2)       Columbus        Macon            Rome
                Athens          Augusta (2)       LaGrange        Marietta         Savannah (2)
NEW YORK        New York City
NORTH           Asheville       Gastonia          High Point      New Bern         Salisbury
CAROLINA        Brevard         Goldsboro         Kinston         Newton           Sanford
                Chapel Hill     Greensboro        Lenoir          North Wilkesboro Shelby
                Charlotte (4)   Greenville        Morehead City   Pinehurst        Statesville
                Clinton         Hendersonville    Morganton       Raleigh          Wilmington
                Fayetteville    Hickory           Murphy          Roanoke Rapids   Winston-Salem
PENNSYLVANIA    Berwyn
SOUTH           Anderson        Columbia          Greenville      Kiawah Island    Rock Hill
CAROLINA        Charleston      Florence          Greenwood       Myrtle Beach     Spartanburg
TEXAS           Houston
VIRGINIA        Richmond


(logo)INTERSTATE/JOHNSON LANE

