Form 10-K405, Exhibit 13
period 1995-09-30
INTERSTATE JOHNSON LANE INC
filed 1995-12-21
CIK 771296

INTERSTATE/JOHNSON LANE                                       1995 Annual Report


Letter to Shareholders          ........................................................... 2

Investing in the Future          .......................................................... 4

Management's Discussion & Analysis          .............................................. 13

Audited Financial Statements           ................................................... 16

Directors           ...................................................................... 24

Investor Information           ........................................................... 24

The Path of Commitment           ......................................................... 25

    Interstate/Johnson Lane is a full-service securities firm that has offered clients solid advice and impeccable service for more than 60 years. Based in Charlotte, North Carolina, IJL is the largest independent brokerage firm headquartered in the Carolinas or Georgia and one of the largest in the entire Southeast. The company has nearly 1,200 employees, including approximately 400 financial consultants serving individual investors through its branch network of 59 offices located primarily in North Carolina, South Carolina, Georgia and Virginia. In addition, IJL has a sales force of approximately 75 professionals who provide a full range of financial products and services to institutional investors throughout the United States and abroad. The company also offers investment banking services to corporations, state and local governments, and public agencies. Trading desks in Atlanta and Charlotte make markets in the common stocks of 225 companies traded over-the-counter. Our firm's reputation is founded on strong client relationships that stand the test of time. Our long-standing tradition of diligent service and unwavering fidelity to the best interests of our clients makes us one of the Southeast's leading investment firms.

(The Numbers 1995 appear down the right hand side of page)

                            Dear Fellow Shareholders

    The year just ended was one of expansion and development at Interstate/Johnson Lane. The firm established offices in new high-growth markets, enhanced the products and services offered to clients and added talented professionals across the firm. We can look back with pride at the progress made in 1995, and we see great opportunities in the year to come.

    The year began in an environment difficult for us and the industry as a whole. However, falling interest rates and a stable economy gradually fueled investor activity as the months progressed, pushing prices higher in both the stock and bond markets. These factors contributed to a final September quarter that set records in revenue and productivity for IJL.

    For the fiscal year ended September 30, 1995, operating and net income were $5.9 million, or 94 cents per share. Operating income for fiscal 1994 was $7.9 million, or $1.20 per share, while net income, enhanced by a one-time credit from an accounting principle change, was $10.9 million, or $1.67 per share. Total revenues for fiscal 1995 rose to $184 million, an increase of 10.6 percent from last year's $167 million.

    In August, the company's symbol on The New York Stock Exchange changed from IS to IJL. Since the firm increasingly is referred to as IJL, this change gives us a more consistent public image. We also are pleased to report the favorable settlement of the Del-Val class action suit filed more than four years ago. Previously established reserves fully covered the settlement, and we now can move forward without the potential for future earnings charges in connection with this matter.

    We advise our clients in part through paying attention to the securities markets on a daily basis -- but we urge them to make investment decisions that will stand the test of time. We are following that same strategy at IJL, making significant investments in today's vibrant business environment to position your firm as a formidable competitor in the years to come. Successful recruiting efforts brought proven financial consultants into the firm during 1995. Three new brokerage offices were added in Virginia, expanding our retail branch network to 59 locations. In recognition of the strong institutional market for fixed-income products in the Southwest, IJL opened a sales office in Houston that now has 18 producers. To enhance our investment banking capabilities, we established a group specializing in the private placement of debt and equity securities, and added experienced, high-profile bankers in our corporate and public finance departments. The common link in each of these expansions was the ability to attract professionals of the highest caliber.

(The following text appears down the left hand side of the page)
We pay attention to the securities markets on a daily basis--but urge our clients to make investment decisions that will stand the test of time. We are following that same strategy, making significant investments in today's vibrant business environment to position IJL as a formidable competitor in the years to come.

    As technological advancements have given the public access to vastly more economic and market information, investors increasingly seek more sophisticated and more specific advice. In order to address this revolution, IJL has expanded its array of consulting services, enabling our financial consultants to provide clients with more comprehensive advice in the areas of financial planning, trust services, money management and retirement planning. We will continue to enhance and expand our commitment to these areas.

    The firm also moved forward aggressively on the first phase of a strategic technology plan that is improving productivity throughout the firm. Our financial consultants are using new computer workstations and some of the industry's most sophisticated software to manage client relationships more efficiently and to provide those investors with a higher level of service.

    While confident that the firm is on a steady and true course, we are not fully satisfied with our 1995 results, which were marked by uneven contributions from our various business units. The Retail Division and The Interstate Group continued their strong performances, and the Fixed Income Division rebounded well from the devastating bond markets of 1994. On the other hand, investment banking, institutional equities and investment management revenues and contributions did not keep pace. Several changes have been made, and others are in progress that should bring IJL closer to optimum performance in 1996. As always, we will be subject to the vagaries of the economy and the financial markets. Additional uncertainties accompany a major election, and unique challenges are likely to develop as the presidential and congressional campaigns heat up. Management feels that your company is well positioned to respond quickly to whatever changes or challenges the new year brings.

    IJL's progress has been made possible in large part through the support of our shareholders. In addition, special thanks are due our employees for their hard work, careful attention to detail and unswerving dedication to the values of the firm and the success of our clients.

Sincerely,

/s/ Parks H. Dalton                      /s/ James H. Morgan
Parks H. Dalton                          James H. Morgan
Chairman                                 President and Chief Executive Officer


(The following text appears down the right hand side of the page)
As technological advancements have opened access to market information, investors are seeking more sophisticated and more specific advice. IJL has expanded its array of consulting services and will continue to enhance its commitment to these areas.

(The numbers 1995 appear down the left hand side of page)

Strategic investments in people
and technology have positioned us
ahead of the curve
and expanded our vision of what
levels we can reach in the future.

(A picture of a man on a phone appears the full size of page the following wording appears on the top of it in white)

It is our people
                                    who make the
              decided difference.

(A picture of two computer screens appears the full size of page the following wording appears on the top of it in white)

By harnessing technology,
                                    we unleash the power
              to reach our full potential.

    The last 12 months will be remembered as a lively and invigorating time at Interstate/Johnson Lane -- a year when the firm enhanced its position as a premier brokerage firm in the Southeast. In its long and distinguished history, IJL has built a reputation for providing superior service to individual, institutional and corporate clients. We undertook a number of initiatives that further strengthen our ability to add value to our clients' financial assets.

    The most significant of these initiatives was a recruiting effort that brought a wealth of new talent to the firm. We were particularly successful in attracting experienced financial consultants who appreciate the combination of Wall Street savvy and person-to-person commitment present at IJL. The open lines of communication, accessibility of information and value placed on teamwork are particularly appealing to those coming from larger and more impersonal organizations.

    We closed the year with 411 financial consultants (FCs) serving individual investors -- an increase of five percent. More significant than the numeric increase was the improvement in the overall quality and productivity of the group. The Retail Division registered record revenues, and its assets under management grew by 34 percent to $8.3 billion.

    Our success in drawing experienced professionals to IJL has not diminished efforts to cultivate young talent and enhance the skills of our current staff. A curriculum was created to provide continuing education for financial
consultants,   with  courses  covering  such  topics  as  retirement   planning,
fixed-income strategies and international investing. We plan to offer an expanded curriculum in 1996 to enhance the skills both of financial consultants and their sales assistants. Continuing education is not a luxury; it is a requirement if we are to build lasting relationships with clients. Financial institutions across the nation are positioning themselves to offer a wide range of financial services. IJL is working to stay ahead of the curve in providing both forward-looking advice to our clients and comprehensive management of their financial assets.

    Value-added services are an important growth area for the firm. In order to maximize this potential, we added expertise in financial, retirement and tax planning; financial consultants can draw on knowledgeable specialists for advice on everything from paying tuition to drawing a pension. Through our Trust Services group, clients took advantage of the opportunity to look to a single source for setting up trusts, maintaining custody of trust assets and managing those same trust assets. The augmented investment consulting staff launched a five-step training program to enhance the planning skills of financial consultants in the areas of asset allocation and portfolio manager selection and performance monitoring.

    Financial products and services have proliferated, as has the availability of information in the marketplace. The expanded menu of options is potentially

(The following text appears down the right hand side of the page)
The success of IJL ultimately depends on our ability to draw together the right people, position them in the right places, give them the right tools -- then step back and let them do their jobs. There is a healthy balance of entrepreneurial spirit and team ethic.

beneficial  to  investors,   but  it  also  makes  the  job  of  investing  more
time-consuming and complex. IJL is in an excellent position to address the growing need of clients for money-management advice. The expertise added to the firm is an essential part of our ability to respond; the other key element is our commitment to technology.

    Great strides were made in 1995 to bring the firm to the forefront of technology. IJL financial consultants now have desktop access to some of the most sophisticated software in the securities industry. Across the Southeast, IJL FCs and sales assistants are serving clients more effectively --and working more efficiently. FC productivity increased by 34 percent from the first to the fourth quarters, aided no doubt by active markets but also very much a reflection of the increased professionalism of the staff and the improved tools available to them. The right people in the right places with the right tools are a winning combination!

    Several new locations were added to the IJL map this past year. We established a firm foothold in Virginia, opening a Richmond office in January, then adding Roanoke in July and Virginia Beach in September. Virginia is a comfortable strategic fit for IJL, and we see excellent growth potential there.

    While IJL has been known historically for the quality of its advice to individual investors, we also made steady and meaningful progress during the past year in enhancing other areas of the firm that contribute to or complement this core business.

    Our investment banking groups serve a dual purpose. They provide a significant source of non-commission revenue through services provided to corporate clients and to public agencies -- services ranging from underwriting to financial engineering to long-term financial planning. And they also offer a constant flow of attractive, well-analyzed investment opportunities to our individual and institutional brokerage clients. A close relationship between investment bankers and the sales force is essential if both groups are to achieve their full potential.

    We are especially excited about several recent developments in this sector of our business. In the Corporate Finance Department, a quality business with considerable growth potential, new leadership has strengthened the capabilities of our core group of seasoned professionals. Our objective is to be the investment banker of choice for growth companies in the Southeast. Our focus will be on financial institutions, REITs, software, telecommunications, health care, specialty retailing and restaurants as well as traditional manufacturing industries. In May, we were joined by a team of professionals highly experienced in raising capital through the private placement of debt and equity securities in the institutional market. The addition of this dynamic business unit enables IJL to immediately enter the private-placement arena as a major player and fits into the firm's strategic plan to expand into areas that offer

(The following text appears down the left hand side of the page)
Technology is key to our efforts to stay ahead of the curve in providing both advice to investors and comprehensive management of their financial assets. Technology is not an end, but a means through which we add value to client relationships.

(A picture of a building appears the full size of the page with the following words in white on top)

We strive to build partnerships
                                    that will remain strong
                    for generations to come.

(A picture of a sphere in closed in rings appears the full size of page with the following words in white on top)

              Our quest
       to reach ever higher levels
                            is unending.

synergies  with  existing  businesses.

    Activity in the tax-exempt capital markets slowed considerably; the market lull gave IJL the opportunity to add to our public finance capabilities. The expanded team worked throughout the year to strengthen relationships with public sector decision-makers across the Southeast and to forge closer ties with local community officials through our branch offices. We feel confident about our ability to participate at a much higher level in this business in 1996 and beyond, thus ensuring a strong flow of tax-exempt products to our institutional and individual clients.

    The IJL Research Department provides analysis and ideas for our retail and institutional sales forces, and closely supports our corporate finance efforts. The department earned national recognition in 1995. The Wall Street Journal's All-Star Analysts list included IJL, and analysts and strategists worked closely with CEO Jim Morgan on management of a portfolio for SmartMoney magazine. The
42.2 percent appreciation of that portfolio led all contestants and offered the opportunity to showcase IJL's research capabilities. The technology upgrade that brought new tools to the firm's financial consultants also enhanced the work of research analysts. Not only do analysts have desktop access to a wealth of additional information, but they now have the ability to distribute research electronically to designated subscribers all over the world.

    While the equity markets were robust in 1995, the external environment was a particularly challenging one for the Fixed Income Division. While lower interest rates and higher prices certainly halted the devastating carnage of 1994, most of the rate decline was in the long end of the market, resulting in a much flatter yield curve. That trend, combined with a changing regulatory climate, slowed activity in the market. There was a concomitant reduction in the issuance of public, corporate and mortgage-backed securities.

    Internally, the division dramatically increased its distribution capability in 1995. A sales office was opened in Houston, and the staff there had grown to 23 by the close of the year. Overall, the fixed-income sales force grew by about 40 percent, and we are looking to a further expansion of the distribution network in the coming year. IJL wants to be known not as the largest or most aggressive player on the field, but as the most agile and responsive one. Our goal is to bring together a team of salespeople and traders who have a keen understanding of the needs of clients in the middle and upper end of the institutional market. While there is strong and healthy competition for this sector, few firms can offer our combination of sophisticated advice and personal attention. In addition, our individual investor clients benefit from the higher level of expertise and broader range of ideas that our institutional efforts bring to the firm.

    The Interstate Group, which provides execution and a wide array of independent

(The following text appears down the right hand side of the page) The IJL staff is exceptional in its ability to blend professional expertise with personal attention. There is no one-size-fits-all advice here; we are committed to building long-term partnerships with our clients.

research services for institutions and third-party money managers, remained a solid contributor to the firm's financial performance in fiscal 1995. Largely because of the work of this team, our firm is one of the leaders in block order executions on The New York Stock Exchange.

    Sovereign Advisers, our asset management subsidiary, closed out its third year under current management with assets of more than $200 million. We continue to believe that the combination of the dividend performers philosophy and our proven portfolio managers will provide excellent long-term results for our asset-management clients.

    The growth potential of the Southeast remains strong; forecasts show the addition of 700,000 jobs across the region by the end of 1996. IJL is well positioned geographically to capitalize on this growth, and we are confident that the firm has the financial and human resources to compete at the highest level. We have a sizable capital base of more than $90 million; our staff is experienced, stable and committed to the highest-quality client service. Our conservative business practices and cost-conscious attitude allow us to provide superior investment products and services at an affordable cost.

    In summary, IJL offers clients an incredible wealth of talented professionals and a rich variety of ideas and services for a regional firm. In truth, size is one of Interstate/Johnson Lane's greatest assets. The firm can maintain a culture built on close, personal relationships, both externally with clients and internally with each other. IJL has earned a reputation as one of the best places in the industry to work. We are proud of that record, for in the end, it is the quality of our people that will carry us to greatness.

    We also want to be good citizens. The IJL Path of Commitment calls on employees to become actively involved in community service, and it places special emphasis on programs that improve the educational opportunities available to children and youth. Across the firm, employees provided support to community organizations in 1995 through service as fund-raising chairs, board members, trustees and volunteers. The people of IJL, their families and friends have tutored and mentored elementary students, taught adults to read, helped Junior Achievement, introduced youngsters to the joy of reading, counseled troubled teenagers, provided Christmas presents to those who otherwise might have received very little, put on a fair for special-needs children, painted a Boys' Club, walked and run, putted and pedaled to raise money for charity, and performed countless other acts of kindness.

    Interstate/Johnson Lane is a 63-year-old firm that is in the infant stage of realizing its full potential. We are a firm that consists of people who care -- about each other, our clients, our shareholders and our communities. It is this extraordinary team that gives us confidence that our future is a bright and promising one.

(The following text appears down the left hand side of the page)
While IJL's roots are in the Southeast, our efforts on behalf of clients know no bounds. In this age of instant communication, investment opportunities cross borders and span oceans. We have become agile navigators on this ever-changing global journey.

                             Interstate/Johnson Lane



  Five-Year Financial Summary

                              (All dollars in millions except per-share amounts)
                                                                     (Unaudited)

                                                        Years ended September 30
                                                1995       1994       1993       1992       1991
-----------------------------------------------------------------------------------------------------

Operating Results:
Total Revenues                                 $184.2     $166.6     $163.5     $141.5     $121.9
Net Revenues After Interest Expense             151.5      147.9      151.3      125.3       99.7
Income (Loss) Before Taxes and
    Non-Recurring Items                           9.9       13.3       16.9       10.6       (0.3)
Operating Income (Loss)                           5.9        7.9       10.4        7.0       (0.3)
Non-Recurring Items                                --        3.0        4.0        3.0         --
Net Income (Loss)                                 5.9       10.9       14.4       10.0       (0.3)

Primary Earnings (Loss) Per Share:
Operating                                      $ 0.94     $ 1.20     $ 1.54 $     1.05     $(0.04)
Net                                              0.94       1.67       2.14       1.50      (0.04)

Dividends Per Share:                           $ 0.12     $ 0.09       --         --         --

Financial Condition:
Total Assets                                   $616.5     $767.8     $675.0     $556.6     $463.7
Total Assets, Net of Matched
    Securities Resale Agreements                486.9      428.6      434.1      379.9      349.5
Long-Term Subordinated Debt                      21.0       21.0       22.0       22.0       22.0
Shareholders' Equity                             69.4       68.0       60.4       46.5       36.6
Book Value Per Share                           $11.67     $10.74     $9.13      $ 7.01     $ 5.53


Supplementary Financial Data

                             (All dollars in thousands except per-share amounts)
                                                                     (Unaudited)


                                              Income
                                              Before     Income           Earnings Per
                                            Taxes and    Before           Share Before
                                           Cumulative   Cumulative         Cumulative
                                          Effect of a  Effect of a        Effect of a
                                            Change in   Change in           Change in        Net
                         Total        Net  Accounting   Accounting    Net  Accounting     Earnings
                       Revenues    Revenues Principle   Principle   Income  Principle    Per Share
-----------------------------------------------------------------------------------------------------

Fiscal 1995
Fourth Quarter           $50,715    $43,549    $3,481     $2,034     $2,034     $0.33     $ 0.33
Third Quarter             48,241     39,024     2,239      1,360      1,360      0.22       0.22
Second Quarter            45,578     36,993     2,590      1,602      1,602      0.25       0.25
First Quarter             39,667     31,892     1,553        932        932      0.15       0.15

Fiscal 1994
Fourth Quarter           $40,430    $34,586    $2,993     $1,749     $1,749     $0.27     $ 0.27
Third Quarter             38,023     33,106     1,223        734        734      0.11       0.11
Second Quarter            45,433     40,910     4,786      2,824      2,824      0.43       0.43
First Quarter             42,714     39,278     4,249      2,559      5,618      0.39       0.85


13

(The number 1995 appears on the right hand side of page)


MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF
OPERATIONS


General Business Environment

       The Company's principal activities -- securities brokerage for individual
(retail) and institutional investors, market-making in equity and fixed-income securities, investment banking and underwriting, and investment management and advisory services -- are highly competitive. Strategic alliances between investment firms and commercial banks, insurance companies, and other financial services entities have intensified this competition. Many of the Company's revenue sources are sensitive to marketplace trading volumes and to interest rate conditions, both of which can be cyclical and volatile. As a result, revenues and earnings may vary significantly from quarter to quarter and year to year.
       In recent years, the Company's retail sales force has grown in large part due to the recruitment and training of individuals without prior securities industry experience. At September 30, 1995, approximately 26% of the Company's retail financial consultants had fewer than three years' industry experience.
While this strategy may be rewarding in the future, near-term slowdowns in individual investor activity could negatively impact the revenue production of a less seasoned sales force. Implementation of prospective Securities and Exchange
Commission disclosure requirements for broker-dealers regarding payment for order flow, and for money managers regarding "soft dollar" arrangements with broker-dealers, could also indirectly stifle certain revenue streams in the future.


Liquidity and Capital Resources

       During  the  1995  fiscal   year,   operating   activities   and  capital
expenditures  consumed $22.2 million of cash,  partially funded by $12.4 million of net income adjusted for  depreciation and other non-cash  charges.  Financing sources provided an additional $6.1 million of cash. As a result,  the Company's cash position decreased $3.7 million to $26.5 million at September 30, 1995.
       The Company's asset base consists  primarily of cash,  cash  equivalents, and other assets  which can be  converted to cash within one year;  at September
30,  1995,  these  assets  comprised  approximately  93% of the  balance  sheet.
Day-to-day  financing  requirements  generally  are  influenced  by the level of securities inventories,  net receivables from customers and broker-dealers,  and
net  receivables   under  resale   agreements.   Significant   incremental  cash
requirements  also may occur from time to time in connection with payments under deferred  compensation  plans,  repurchase of the Company's  common stock and/or convertible debentures, payment of dividends, and litigation settlements arising out of normal business operations. In addition,  incremental capital spending of
$2.3  million in fiscal 1995  reflected  implementation  of the first phase of a planned $10 million  program of  technology  improvements  over the next several years.
       At  September  30,  1995,  the  Company  had $125  million  of call  loan financing available.  In addition, the Company maintains credit lines of several hundred  million  dollars for  collateralized  repurchase  agreements with other financial institutions,  and has financed its customer receivables with customer payables  for many  years.  Management  believes  that  these  resources,  funds provided  by  operations,  and  permanent  capital of  shareholders'  equity and long-term  subordinated  debt,  will  satisfy  normal  financing  needs  for the foreseeable future.
       The   Company's   broker-dealer   subsidiary,   Interstate/Johnson   Lane
Corporation  ("IJL"),  is subject to liquidity and capital  requirements  of the
Securities  and  Exchange  Commission   ("SEC"),   Commodities  Futures  Trading
Commission ("CFTC"),  and the New York Stock Exchange ("NYSE"), and consistently has operated well in excess of the minimum requirements.  At September 30, 1995,
IJL had "net capital" of $35.5 million, excess net capital of $31.7 million, and a net capital ratio of 18.8%.


Results of Operations


Revenue & Expense Analysis



Year ended September 30                      1995                1994                1993

Distribution of Net Revenues
Commissions and sales credits                76.6%               75.4%               75.4%
Trading gains, net                            4.5                 3.6                 5.8
Investment banking and underwriting           2.2                 4.4                 5.4
Asset management and advisory                 4.9                 4.2                 3.0
Other operating revenues                      4.9                 6.0                 5.5
Net interest                                  6.9                 6.4                 4.9
  Net revenues                              100.0%              100.0%              100.0%

Utilization of Net Revenues
Compensation and benefits                    63.6%               61.4%               60.4%
Technology and telephone                     10.1                 9.0                 8.4
Occupancy                                     5.6                 5.5                 4.8
Execution, clearance and depository           2.5                 2.5                 2.3
Promotion and development                     3.7                 3.6                 2.9
Professional services                         2.4                 2.8                 2.1
Printing, postage and supplies                2.3                 2.2                 2.1
Other operating expenses                      3.3                 4.1                 5.8
                                             93.5                91.1                88.8
Income taxes                                  2.6                 3.6                 4.3
Non-recurring items                           --                 (2.1)               (2.6)
                                             96.1%               92.6%               90.5%



1995 Compared with 1994

       Net revenues increased $3.6 million, or 2%, from the previous year, while expenses, other than interest, increased $7.0 million, or 5%. Net income of $5.9 million was down $5.0 million from the results of a year ago which were augmented by a $3.0 million credit from the cumulative effect of adopting Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes."
       Overall, improved securities markets produced an increase in commission revenues of $4.4 million, or 4%. A significant increase in secondary market activity in both exchange listed and OTC equities contributed to a 10% increase in the retail sector, while substantially fewer equity underwritings were the principal cause of a 14% decline in the institutional equities sector.
       A recovery in the bond market produced improved trading gains in corporate, government and tax-exempt debt of $2.7 million; these gains were partially offset by declines of $1.1 million in OTC trading arising out of unusually volatile markets. As a result, overall net trading profits increased $1.6 million, or 29%.
       Investment banking fees and underwriting profits decreased $3.1 million, or 48%, due to a generally sluggish new issues market, coupled with a low level of originations during the year. Asset management and advisory fees were up $1.2 million, or 19%, due to the continued growth of "wrap fees" paid by clients in lieu of transaction-based commissions. Other revenues were down $1.4 million, or 16%, due primarily to non-recurring revenues in 1994 associated with the sale of a mutual fund.
       Interest revenues were up $14.9 million for the year, while interest expenses increased $14.0 million. Roughly half of the increase in both revenues and expenses is attributable to significantly higher levels of matched resale and repurchase agreements; the remaining increase is attributable to higher interest rates applied to increased customer margin loans and to customer free credit balances. The improvement in net interest income of $915,000 is due to higher rate spreads on funds segregated for regulatory purposes and to higher levels of net interest-bearing customer balances.
       Compensation and benefits costs increased $5.6 million, or 6%, due to an increase in transaction-based revenues, higher acquisition costs of attracting seasoned producers, and expansion into new markets during the year. Technology and telephone costs increased $1.8 million, or 14%, due primarily to expenses related to the Company's ongoing program of technology improvements. Other operating expenses decreased $1.1 million, or 17%, as a result of smaller provisions for legal and related matters. All other expenses increased $614,000, or 3%, in the aggregate.


Results of Operations: 1994 Compared with 1993

       Net revenues decreased $3.5 million, or 2%, from the previous year, while expenses, other than interest, increased a modest $150,000, or 0.1%. Operating income decreased $2.5 million to $7.9 million, but was augmented by a $3.0 million credit from the cumulative effect of a change in accounting principle, pushing net income up to $10.9 million, or $1.67 per share.
       Overall, stagnant markets produced a decrease in commission revenues of $2.6 million, or 2%; this decrease represented losses of 2% and 3%, respectively, in the retail and institutional sectors. Fewer equity under-writings and secondary market transactions in listed equity and taxable debt securities were the primary contributors to the decline, with both the retail and institutional sectors impacted.
       The poorest bond market in more than 60 years precipitated trading losses in both corporate and tax-exempt debt; these losses were partially offset by a $2.5 million improvement in government and mortgage-backed securities trading. As a result, overall net trading profits decreased $3.6 million, or 40%.
       Investment banking and underwriting profits decreased $1.8 million, or 21%, due to a slower market for new equity and debt offerings in both the corporate and public sectors. Asset management and advisory fees were up $1.6 million, or 35%, due to the continued growth of "wrap fees" paid by retail clients in lieu of transaction-based commissions.
       Interest revenues increased approximately $8.8 million, while expenses rose $6.6 million from last year. The increase in revenues was attributable to higher levels of both conventional margin loans and average loans under matched resale agreements. The increase in expense was due to higher levels of borrowings under matched securities repurchase agreements. The improvement in net interest income of $2.2 million can be attributed primarily to larger interest rate spreads on higher levels of margin loans, and to improved earnings on funds segregated for regulatory purposes.
       Technology and telephone costs increased $666,000 primarily from increased transaction processing charges. Occupancy costs rose by $934,000 in conjunction with the relocation of IJL's Operations Center.
       Promotion and development costs increased $823,000, or 19%, in connection with the continuing effort to build revenue. Professional services were up $812,000, or 26%, primarily from an increase in amounts paid to third-party money managers under "wrap fee" arrangements. Other operating expenses decreased $2.7 million, or 30%, largely as a result of lesser charges to asset valuation accounts and smaller provisions for legal and related matters.


New Accounting Pronouncements

       In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which is effective for the Company's 1997 fiscal year. In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation," which is effective for the Company's 1997 fiscal year. Adoption of these statements is not expected to have a material impact on the financial condition of the Company.


Effects of Inflation

       Because the Company's assets are largely liquid, and because securities inventories are carried at current market values, the impact of inflation is reflected in its consolidated financial statements. However, the rate of inflation also affects expenses such as employee compensation, rent, and communications, and such effects may not be readily recoverable through commission rates, trading profits, or fees. To the extent that inflation has other adverse effects on prices and activities in the securities markets and, in particular, on interest rate conditions in the credit markets, it may adversely affect the Company's financial position and results of operations.

Financial Reporting Responsibility

       The management of Interstate/Johnson Lane is responsible for the preparation of the consolidated financial statements and related financial information presented in this annual report. We are also responsible for maintaining a system of internal accounting controls designed to provide reasonable assurance of the reliability of financial records and the protection of assets. The effectiveness of internal controls and procedures is reviewed throughout the year by an internal audit staff, which reports its findings to the Audit Committee of the Board of Directors, comprised solely of outside directors.
       The accompanying financial statements, which include amounts based on judgments of management, have been prepared in accordance with generally accepted accounting principles consistently applied except for the adoption of a new accounting standard for income taxes and the reclassification of certain short-term investments, both for 1994. These statements have been audited by Coopers & Lybrand L.L.P., independent accountants, who are responsible for performing their audit in accordance with generally accepted auditing standards and whose report follows.
       Both the independent auditors and the internal auditors have access to the Audit Committee without the presence of management; they meet regularly with this Committee to discuss the results of their audits and to present their opinions with respect to the adequacy of internal controls and the quality of financial reporting.


/s/ James H. Morgan

James H. Morgan
Chief Executive Officer


/s/ Edward C. Ruff

Edward C. Ruff
Chief Financial Officer




Charlotte, North Carolina
October 24, 1995

Report of Independent Accountants

To the Shareholders of Interstate/Johnson Lane, Inc.:

       We have audited the accompanying consolidated statements of financial condition of Interstate/Johnson Lane, Inc. and Subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial condition of Interstate/Johnson Lane, Inc. and Subsidiaries as of September 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.
       As discussed in Note 12 to the consolidated financial statements, on October 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes."


/s/ Coopers & Lybrand L.L.P.
Charlotte, North Carolina
October 24, 1995

                 Consolidated Statements of Financial Condition

                                                      (All dollars in thousands)
                                                     September 30, 1995 and 1994

                                                                          1995         1994
----------------------------------------------------------------------------------------------

Assets
Cash and cash equivalents                                              $  26,537    $ 30,193
Cash and securities segregated for regulatory purposes                   117,616      83,983
Loans under matched securities resale agreements                         129,623     339,189
Receivables:
    Financing resale agreements                                           23,848      20,989
    Customers                                                            175,328     170,060
    Brokers, dealers and clearing agencies                                18,048      15,573
    Other                                                                  4,722       9,418
Trading securities owned                                                  75,749      57,023
Land, buildings and improvements, net                                      7,285       9,135
Office facilities and equipment, net                                       8,865       6,406
Goodwill and intangible assets                                            13,678      14,285
Other assets                                                              15,213      11,579
----------------------------------------------------------------------------------------------
                                                                        $616,512    $767,833
==============================================================================================

Liabilities and Shareholders' Equity
Short-term borrowings:
    Checks payable                                                     $  11,872    $ 18,179
    Bank loans                                                                --       4,997
    Financing repurchase agreements                                       38,561      11,935
Borrowings under matched securities
    repurchase agreements                                                130,453     339,777
Payables:
    Customers                                                            267,714     227,431
    Brokers and dealers                                                    6,619       6,388
    Other                                                                  7,322       8,639
Accrued compensation and benefits                                         14,460      13,010
Securities sold but not yet purchased                                     25,305      23,258
Notes payable                                                              7,772       8,487
Other liabilities and accrued expenses                                    15,864      16,563
----------------------------------------------------------------------------------------------
                                                                         525,942     678,664
----------------------------------------------------------------------------------------------
Minority interests                                                           200         200
----------------------------------------------------------------------------------------------
Long-term subordinated debt                                               20,999      20,999
----------------------------------------------------------------------------------------------
Shareholders' equity:
    Common stock, $.20 par value, 30,000,000 shares
        authorized, 6,883,105 shares issued in 1995 and 1994               1,377       1,377
    Additional paid-in capital                                            31,510      31,589
    Retained earnings                                                     45,043      39,871
----------------------------------------------------------------------------------------------
                                                                          77,930      72,837
    Less, treasury stock, at cost, 936,783 shares in 1995
        and 554,359 shares in 1994                                       (8,559)      (4,867)
----------------------------------------------------------------------------------------------
           Total shareholders' equity                                     69,371      67,970
----------------------------------------------------------------------------------------------
                                                                        $616,512    $767,833
==============================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

                      Consolidated Statements of Operations

                             (All dollars in thousands except per-share amounts)
                           For the years ended September 30, 1995, 1994 and 1993



                                                           1995          1994         1993

Revenues:
    Commissions and sales credits                         $116,003     $111,568      $114,164
    Trading gains, net                                       6,839         5,283        8,834
    Investment banking and underwriting                      3,354         6,441        8,195
    Asset management and advisory                            7,334         6,162        4,551
    Interest                                                43,261        28,324       19,508
    Other                                                    7,410         8,822        8,234
----------------------------------------------------------------------------------------------
Total revenues                                             184,201       166,600      163,486
    Interest expense                                        32,743        18,720       12,144
----------------------------------------------------------------------------------------------
Net revenues                                               151,458       147,880      151,342
----------------------------------------------------------------------------------------------

Expenses:
    Compensation and benefits                               96,370        90,785       91,492
    Technology and telephone                                15,198        13,380       12,714
    Occupancy                                                8,444         8,192        7,258
    Execution, clearance and depository                      3,809         3,744        3,508
    Promotion and development                                5,627         5,258        4,435
    Professional services                                    3,611         3,976        3,163
    Printing, postage and supplies                           3,503         3,209        3,162
    Other operating expenses                                 5,033         6,085        8,747
----------------------------------------------------------------------------------------------
Total expenses                                             141,595       134,629      134,479
----------------------------------------------------------------------------------------------

Income before income taxes, extraordinary item
       and cumulative effect of a change in
       accounting principle                                  9,863        13,251       16,863
    Income tax expense                                       3,935         5,385        6,498
----------------------------------------------------------------------------------------------
Income before extraordinary item and
       cumulative effect of a change in
       accounting principle                                  5,928         7,866       10,365
    Extraordinary item:
       Reduction of income taxes arising from
          carryforward of prior years' operating losses                                 3,997
    Cumulative effect of a change in accounting principle                  3,059
----------------------------------------------------------------------------------------------
Net Income:                                                $ 5,928      $ 10,925    $  14,362
==============================================================================================

Primary Earnings per Share:
    Income before extraordinary item and cumulative
       effect of a change in accounting principle          $  0.94       $  1.20     $   1.54
    Extraordinary item                                                                   0.60
    Cumulative effect of a change in accounting principle                   0.47
----------------------------------------------------------------------------------------------
       Net income                                          $  0.94       $  1.67     $   2.14
==============================================================================================
Fully Diluted Earnings per Share:
    Income before extraordinary item and cumulative
       effect of a change in accounting principle          $  0.91       $  1.13     $   1.42
    Extraordinary item                                                                   0.50
    Cumulative effect of a change in accounting principle                   0.39
----------------------------------------------------------------------------------------------
       Net income                                         $   0.91       $  1.52     $   1.92
==============================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                      Consolidated Statements of Cash Flows

                                                      (All dollars in thousands)
                                               For the years ended September 30,
                                                             1995, 1994 and 1993


                                                              1995          1994         1993
-----------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net income                                                 $ 5,928      $ 10,925    $  14,362
-----------------------------------------------------------------------------------------------
Adjustments  to  reconcile  net  income to cash
   provided  (used)  by  operating activities:
       Depreciation and amortization                         3,584         3,166        3,092
       Deferred income taxes                                 1,413         (997)       (1,782)
       Provision for real estate charges                     1,250           675          731
       Other non-cash items                                    222         1,536        1,741
-----------------------------------------------------------------------------------------------
                                                             6,469         4,380        3,782
-----------------------------------------------------------------------------------------------
Changes in operating assets and liabilities:
       Cash and securities segregated for
          regulatory purposes                              (33,633)       33,683       (2,016)
       Loans under matched securities resale
          and repurchase agreements, net                       241          (259)      (8,734)
       Net payables to customers                            35,015       (35,313)      (4,622)
       Net receivables from brokers, dealers and
          clearing agencies                                 (2,243)       (7,056)       6,108
       Other receivables                                     4,697        (1,385)        (695)
       Trading securities owned, net                       (16,680)        8,246       14,824
       Other assets                                         (5,090)          182       (2,599)
       Accrued compensation and benefits                     1,450        (2,877)       6,001
       Other liabilities and accrued expenses               (1,376)       (5,103)       7,271
-----------------------------------------------------------------------------------------------
                                                           (17,619)       (9,882)      15,538
-----------------------------------------------------------------------------------------------
       Cash provided (used) by operating activities         (5,222)        5,423       33,682
-----------------------------------------------------------------------------------------------

Cash Flows from Financing Activities:
Proceeds from (repayment of):
    Short-term bank borrowings                             (11,305)        7,615       (7,741)
    Borrowings under financing repurchase
       and resale agreements, net                           23,767         5,274      (12,332)
    Notes payable                                             (715)       (1,170)         493
Maturity of secured demand note                                           (1,000)
Proceeds from stock options exercised                          137           237        1,003
Purchase of stock for treasury                              (5,026)       (3,747)      (2,378)
Dividends paid                                                (756)         (586)
-----------------------------------------------------------------------------------------------
    Cash provided (used) by financing activities             6,102         6,623      (20,955)
-----------------------------------------------------------------------------------------------

Cash Flows from Investing Activities:
Capital expenditures                                        (4,536)       (2,246)      (1,438)
-----------------------------------------------------------------------------------------------
    Cash used by investing activities                       (4,536)       (2,246)      (1,438)
-----------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents        (3,656)        9,800       11,289
Cash and cash equivalents at beginning of year              30,193        20,393        9,104
-----------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                  $ 26,537     $  30,193      $20,393
===============================================================================================

Cash paid during the year for:
  Interest                                                $32,846      $  17,983      $12,238
  Income taxes                                            $ 2,614      $   6,930      $   940

Non-cash financing activity:
    Settlement of esop liability with treasury stock                                  $   325



The accompanying notes are an integral part of the consolidated financial statements.

           Consolidated Statements of Changes in Shareholders' Equity

                                                      (All dollars in thousands)
                                               For the years ended September 30,
                                                             1995, 1994 and 1993



                                                                Additional                                               Total
                                           Common Stock           Paid-In      Retained          Treasury Stock       Shareholders'
                                        Shares       Amount       Capital      Earnings       Shares         Amount      Equity
------------------------------------------------------------------------------------------------------------------------------------


September 30, 1992                     6,883,105     $   1,377    $  31,005     $ 15,170      245,370      $ (1,023)   $  46,529

Forfeiture of restricted shares, net                                     11                     9,915           (45)         (34)
Purchase of treasury shares                                                                   296,200        (2,378)      (2,378)
Issuance of restricted shares                                            93                  (211,715)          924        1,017
Amortization of restricted shares                                       549                                                  549
Stock options exercised                                                (126)                  (68,048)          444          318
Net income                                                                        14,362                                  14,362
------------------------------------------------------------------------------------------------------------------------------------
September 30, 1993                      6,883,105       1,377        31,532       29,532      271,722        (2,078)      60,363
------------------------------------------------------------------------------------------------------------------------------------

Forfeiture of restricted shares, net                                     21                     4,985           (21)
Purchase of treasury shares                                                                   397,900        (3,747)      (3,747)
Issuance of restricted shares                                          (470)                  (59,400)          470
Amortization of restricted shares                                       778                                                  778
Stock options exercised                                                (272)                  (60,848)          509          237
Net income                                                                        10,925                                  10,925
Dividends paid ($0.09 per share)                                                    (586)                                   (586)
------------------------------------------------------------------------------------------------------------------------------------
September 30, 1994                      6,883,105        1,377       31,589       39,871      554,359        (4,867)      67,970

Forfeiture of restricted shares, net                                     80                    12,893           (80)
Purchase of treasury shares                                                                   531,300        (5,026)      (5,026)
Issuance of restricted shares                                          (320)                 (123,790)        1,086          766
Amortization of restricted shares                                       352                                                  352
Stock options exercised                                                (191)                  (37,979)          328          137
Net income                                                                         5,928                                   5,928
Dividends paid ($0.12 per share)                                                    (756)                                   (756)
------------------------------------------------------------------------------------------------------------------------------------
September 30, 1995                      6,883,105    $  1,377     $  31,510      $45,043      936,783      $ (8,559)   $  69,371
====================================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                   Notes to Consolidated Financial Statements
Note 1 Significant Accounting Policies

     The consolidated financial statements include the accounts of Interstate/Johnson Lane, Inc. and its majority-owned subsidiaries, collectively referred to as the "Company." All intercompany balances and transactions have been eliminated. The Company's principal subsidiary is Interstate/Johnson Lane Corporation ("IJL"), a registered broker-dealer.
     IJL records securities transactions on a settlement date basis, which does not differ materially from a trade date basis. Securities and futures positions in trading accounts are valued at market quotations. Securities not readily marketable are carried at fair realizable value as determined by management. The resulting unrealized gains and losses are reflected in income.
     Cash and cash equivalents include cash invested in short-term instruments with original maturities of three months or less.
     Goodwill is recorded at cost less accumulated amortization of $3.8 million at September 30, 1995, and $3.2 million at September 30, 1994. This amount represents the excess of cost over fair value of net assets acquired, which is being amortized over 30 years on the straight-line method.
     Buildings and improvements, and office facilities and equipment, are stated at cost, less accumulated depreciation and amortization of $3.8 million and $13.7 million, respectively, at September 30, 1995, and $3.2 million and $11.8 million, respectively, at September 30, 1994. Depreciation and amortization are provided by using the straight-line method over an asset's estimated useful economic life.
     Primary earnings per share are based on weighted average shares outstanding after consideration of the potential dilutive effect of certain common stock equivalents. Fully diluted earnings per share also include equivalent shares for the dilutive effect of stock options and the assumed conversion of the convertible subordinated debentures, after appropriate adjustment for interest expense.
     Certain 1994 and 1993 amounts have been reclassified for comparative purposes in 1995.


Note 2                                            Cash and Securities Segregated
                                                         for Regulatory Purposes

     Segregated for the exclusive benefit of customers at September 30, 1995, under the provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") were U.S. government securities valued at approximately $50.5 million, plus cash and other U.S. government securities collateralizing approximately $67 million of securities resale agreements. Also segregated under the Commodities Exchange Act was cash of $119,000.


Note 3                                       Trading Securities Owned/Securities
                                                      Sold but Not Yet Purchased

     Securities owned and securities sold but not yet purchased consist of long and short positions, respectively, in trading accounts.


                                                         Securities Sold But
(All dollars in thousands)          Securities Owned      Not Yet Purchased
-----------------------------------------------------------------------------------------------------
                                    1995        1994       1995       1994
--------------------------------------------------------------------------------

U.S. government/
   agency securities                $12,326    $10,761    $24,184    $21,976
Mortgage-backed
   securities                        21,796      8,726         --          6
Corporate debt                       15,871      7,865        195        243
Corporate stocks                      4,247      2,294        737        870
State and
   municipal debt                    21,509     27,377        189        163
--------------------------------------------------------------------------------
                                    $75,749    $57,023     $25,305    $23,258
================================================================================


Note 4                                                     Short-Term Borrowings

     Bank loans are obtained from time to time to finance trading securities owned by IJL (of which a substantial portion is pledged as collateral) and are payable on demand. At September 30, 1995, IJL had $125 million of unused call loan facilities. Interest rates on all such loans generally fluctuate with the lending institutions' respective broker loan rates; the weighted average interest rate for the year was 6.63%.


Note 5                                                             Notes Payable

     Notes payable to various entities at September 30, 1995 and 1994, consisted of the following:


                                        (All dollars in thousands)
                                              1995        1994
-------------------------------------------------------------------
10% note with monthly payments
  of $58,127 and a balloon payment
  due December 31, 1996                 $    6,672   $   6,736
Note, bearing interest at 84% of
   prime, with quarterly payments
   of $27,500 through May 1, 2001              --          751
Note, bearing interest at 90-day
   adjusted libor plus 1.5%, with
   interest paid monthly and a
   single payment of principal
   due December 20, 1995                     1,100       1,000
-------------------------------------------------------------------
                                         $   7,772   $   8,487
===================================================================

     The net book value of buildings and improvements collateralizing $6.7 million of these notes was $6.0 million at September 30, 1995.
     Approximate maturities of notes in each of the next five years are as follows:

Year ending September 30                             (All dollars in thousands)
______________________________________________________________________________
1996.........................................................$    1,167
1997.........................................................     6,605
THEREAFTER...................................................       --


Note 6                                              Long-Term Subordinated Debt

     Borrowings under subordination agreements are as follows:


(All dollars in thousands)                   1995       1994
----------------------------------------------------------------
7.75% convertible subordinated
   debentures, due March 31, 2011           $20,999    $20,999
================================================================

21


                   Notes to Consolidated Financial Statements


     The subordinated debentures are convertible into common stock at $17.75 per share, and are redeemable at the option of the Company at varying rates.
Beginning in 2001 the debentures require an annual sinking fund of $1,050,000, calculated to retire 50% of the debentures prior to maturity. Under the indenture, conversions satisfy the scheduled sinking fund requirements.


Note 7                                             Commitments and Contingencies

     Leases for office space and equipment are accounted for as operating leases. Approximate minimum rental commitments under noncancelable leases, some of which contain escalation clauses and renewal options, are as follows:



Year Ending September 30                        Millions

1996                                              $10.6
1997                                                7.2
1998                                                5.0
1999                                                3.3
2000                                                1.2
Thereafter                                          4.9
                                                  $32.2






     Lease expense was $7.4 million in 1995, $7.1 million in 1994, and $6.7 million in 1993.
     In connection with its involvement as a general partner and/or placement agent of various real estate limited partnerships, the Company has guaranteed certain obligations of limited partners and, with others, has jointly or severally guaranteed mortgage loan obligations of some of the partnerships. At September 30, 1995, contingent liabilities under these obligations amounted to approximately $3.1 million in the aggregate.
     In lieu of margin deposits with certain clearing agencies, IJL had $2.3 million outstanding at September 30, 1995, on a $20 million irrevocable letter of credit issued by a commercial bank.


Note 8                                                         Legal Proceedings

     The Company is involved in certain litigation arising in the ordinary course of business. Management believes, based upon discussion with counsel, that the outcome of this litigation will not have a material effect on the Company's financial position. The materiality of legal matters on the Company's future operating results depends on the level of future results of operations as well as the timing and ultimate outcome of such legal matters.


Note 9                                                Financial Instruments with
                                                          Off-Balance-Sheet Risk

     IJL's business activities involve the execution, settlement and financing of securities transactions generating accounts receivable, and thus may expose IJL to financial risk in the event a customer or other counterparty is unable to fulfill its contractual obligations. IJL controls the risk associated with collateralized loans by revaluing collateral at current prices, monitoring compliance with applicable credit limits and industry regulations, and requiring the posting of additional collateral when appropriate.
     Obligations arising from financial instruments sold short in connection with its normal trading activities expose IJL to risk in the event market prices increase, since it may be obligated to repurchase those positions at a greater price. IJL's short selling primarily involves debt securities, which are typically less volatile than equities or options.
     Forward and futures contracts provide for the seller agreeing to make delivery of securities or other instruments at a specified future date and price. Risk arises from the potential inability of counterparties to honor contract terms, and from changes in values of the underlying instruments. At September 30, 1995, IJL's commitments included forward purchase and sale contracts, involving mortgage-backed securities with long market values of approximately $48.7 million and short market values of approximately $47.2 million, and futures sales contracts with short values of $6.1 million used primarily to hedge municipal bonds. While the Company may from time to time participate in the trading of some derivative securities for its customers, this trading is not a significant portion of the Company's business.
     IJL enters into resale agreements, whereby it lends money by purchasing U.S. government/agency or mortgage-backed securities from customers or dealers with an agreement to resell them to the same customers or dealers at a later date. Such loans are collateralized by the underlying securities, which are held in custody by IJL and may be converted into cash at IJL's option. In addition, IJL monitors the market value of the collateral, and issues margin calls as necessary according to the credit-worthiness of the borrower. Approximately 80% of all loans under securities resale agreements at September 30, 1995, were made to three counterparties.
     IJL incurs risk in underwriting public securities offerings to the extent that prospective buyers fail to purchase the securities. The Company attempts to mitigate this risk through due diligence carried out prior to undertaking the contractual obligation.


Note 10                                                     Employee Stock Plans

     The Company has two stock option plans under which 370,000 shares with tandem stock appreciation rights were reserved at September 30, 1995 and 1994. In addition, the Company has a stock award plan under which 1,800,000 shares were reserved at September 30, 1995 (750,000 shares at September 30, 1994) for issuance of restricted stock or stock options. Options granted are at or above the market value of the shares at the date of grant. Options generally become exercisable at the rate of one-third each year as of one year after the date of grant, and expire 10 years thereafter.
     Information with respect to options under the above plans follows:


                                Number of Options           Option Price
                                   Outstanding               Per Share
--------------------------------------------------------------------------
October 1, 1992                      369,578                $2.25-12.75
   Cancelled                          (6,270)
   Exercised                         (68,048)                2.25-7.50
--------------------------------------------------------------------------
September 30, 1993                   295,260                 2.25-12.75
   Cancelled                          (2,000)
   Exercised                         (60,848)                2.25-7.50
--------------------------------------------------------------------------
September 30, 1994                   232,412                 2.25-12.75
   Cancelled                          (8,000)
   Exercised                         (37,979)                2.25-6.00
--------------------------------------------------------------------------
September 30, 1995                   186,433                 2.25-12.75
==========================================================================

     At September 30, 1995, options to purchase 186,433 shares were exercisable, and no stock appreciation rights had been granted. The Company awarded 123,790 and 59,400 restricted shares from treasury stock during 1995 and 1994, respectively.


Note 11                                         Qualified Employee Benefit Plans

     IJL sponsors a Profit-Sharing and Capital Accumulation Plan (CAP) and an Employee Stock Ownership Plan (ESOP), both of which are qualified under the Employee Retirement Income Security Act (ERISA). Under the CAP eligible employees may defer a portion of their first $100,000 of annual compensation, pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. IJL may match employee deferrals up to the first 3% of eligible compensation. Provisions of the ESOP call for the IJL Board of Directors to establish the amounts to be contributed each year. All employees with one calendar quarter of service are eligible to participate in both plans. Company contributions to the plans are made so as not to exceed the maximum amounts allowable as deductions under the Internal Revenue Code and totaled approximately $1.2 million in 1995, $1.5 million in 1994, and $1.5 million in 1993.


Note 12                                                             Income Taxes

     Effective October 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method as required by Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." As permitted under the new rules, prior years' financial statements have not been restated. The cumulative effect of adopting Statement 109, as of October 1, 1993, was to increase net income by approximately $3.1 million for the year ended September 30, 1994.
       Income tax expense recorded for financial reporting purposes is comprised of the following items:


(All dollars in thousands)          1995       1994       1993
------------------------------------------------------------------

Current:
   Federal                        $1,524     $2,269     $5,862
   State                             998      1,054      1,312
------------------------------------------------------------------
                                   2,522      3,323      7,174
------------------------------------------------------------------
Deferred:
   Federal                         1,611      1,897       (676)
   State                            (198)       165         --
------------------------------------------------------------------
                                   1,413      2,062       (676)
------------------------------------------------------------------
Total tax expense                 $3,935     $5,385     $6,498
==================================================================

     Deferred tax expense or benefit results from different timing in the recognition of certain revenue and expense items for income tax and financial statement purposes. The sources of these differences and the tax effect of each are as follows:


(All dollars in thousands)          1995       1994       1993
------------------------------------------------------------------
Compensation and benefits         $ (640)     $(742)    $ (378)
Real estate, bad debt
   and other expenses                846      1,131       (673)
Partnership tax losses               154        144        369
Tax credits                          353      1,276         --
Other                                700        253          6
------------------------------------------------------------------
 Deferred tax expense (benefit)   $1,413     $2,062     $ (676)
==================================================================

     The principal differences between the federal statutory rate and the effective income tax rate are as follows:

                                    1995       1994       1993
------------------------------------------------------------------
Federal statutory rate               34.0%      35.0%      34.0%
State taxes, less federal benefit     5.4        6.0        5.1
Tax-exempt interest, net             (4.8)      (2.9)      (3.1)
Goodwill amortization                 2.0        1.5        1.2
Benefit of operating
   loss carryforward                  --          --      (23.7)
Other                                 3.3        1.0        1.3
------------------------------------------------------------------
Effective tax rate                   39.9%      40.6%      14.8%
==================================================================

     Cumulative deferred taxes not yet realized are included in the statement of financial condition on a net basis as deferred tax assets or liabilities. At September 30, 1995 and 1994, these were comprised of the following:


(All dollars in thousands)                    1995       1994
------------------------------------------------------------------
Deferred tax assets:
   Compensation and benefits                 $3,103     $2,462
   Real estate, bad debt and other expenses     943      1,850
   Tax credits                                  378        731
------------------------------------------------------------------
                                              4,424      5,043
------------------------------------------------------------------
Deferred tax liabilities:
   Partnership tax losses                       924        769
   Other                                      2,134      1,495
------------------------------------------------------------------
                                              3,058      2,264
------------------------------------------------------------------
Net deferred tax assets                      $1,366     $2,779
==================================================================


Note 13                                                 Net Capital Requirements

     As a registered broker-dealer and member of the New York Stock Exchange, IJL is subject to the SEC's uniform net capital rule. IJL has elected to operate under the alternative method of the rule, which prohibits a broker-dealer from engaging in any transactions when its "net capital" is less than 2% of its "aggregate debit balances" arising from customer transactions, as these terms are defined in the rule. The Exchange may also impose business restrictions on a member firm if its net capital falls below 5% of its aggregate debit balances. IJL is also subject to the Commodity Futures Trading Commission minimum net capital requirement.
     At September 30, 1995, IJL's net capital was $35.5 million, or 18.8% of its aggregate debit balances, and approximately $31.7 million in excess of its minimum regulatory requirements.

                             Interstate/Johnson Lane
Office Locations

Georgia          Newton
Albany           North
Athens             Wilkesboro
Atlanta (2)      Pinehurst
Augusta (2)      Raleigh
Columbus         Roanoke
LaGrange           Rapids
Macon            Salisbury
Marietta         Sanford
Rome             Shelby
Savannah (2)     Statesville
                 Wilmington
New York         Winston-
New York             Salem
  City
                 Pennsylvania
North            Berwyn
Carolina
Asheville        South Carolina
Brevard          Anderson
Chapel Hill      Charleston
Charlotte (4)    Columbia
Clinton          Florence
Fayetteville     Greenville
Gastonia         Greenwood
Goldsboro        Kiawah Island
Greensboro       Myrtle Beach
Greenville       Rock Hill
Hendersonville   Spartanburg
Hickory
High Point       Texas
Kinston          Houston
Lenoir
Morehead City    Virginia
Morganton        Richmond (2)
Murphy           Roanoke
New Bern         Virginia Beach

  Common Stock Price

                  High     Low
Fiscal 1995
Fourth Quarter   $11       $9 3/4
Third Quarter     10 1/8    9 5/8
Second Quarter     9 7/8    7 5/8
First Quarter      8 1/4    7 1/4

Fiscal 1994
Fourth Quarter   $ 8 1/4   $7 1/2
Third Quarter      9 5/8    8 1/8
Second Quarter    11 7/8    9 1/2
First Quarter     12        9 1/2

Board of Directors

Interstate/Johnson
Lane, Incorporated

Claude S. Abernethy, Jr.
Senior Vice President
Interstate/Johnson Lane Corporation

Parks H. Dalton (3)
Chairman
Interstate/Johnson Lane, Inc.
Interstate/Johnson Lane Corporation

John B. Ellis (2)(3)
Private Investor

W. Clay Hamner (1)
Chairman and
Chief Executive Officer
Montrose Capital Corporation

Peter R. Kellogg (1)(2)(3)
Senior Partner and Chief Executive Officer
Spear, Leeds & Kellogg

James H. Morgan
President and
Chief Executive Officer
Interstate/Johnson Lane, Inc.
Interstate/Johnson Lane Corporation

Dudley G. Pearson
Senior Vice President
Interstate/Johnson Lane Corporation

Richard S. Pechter (1)(2)
Chairman
Financial Services Group
Donaldson, Lufkin & Jenrette, Inc.

Edward C. Ruff
Chief Financial Officer
Interstate/Johnson Lane, Inc.
Interstate/Johnson Lane Corporation

Grady G. Thomas, Jr.
Senior Vice President
Interstate/Johnson Lane Corporation

--------------------------
J. David T. Johnson
Director Emeritus


(1) Audit Committee Member
(2) Compensation & Stock Plans
     Committee Member
(3) Nominating Committee Member


Board of Directors

Interstate/Johnson
Lane Corporation

Edwin A. Dalrymple, Jr.
Senior Vice President

Parks H. Dalton
Chairman

Harvey D. Harrelson
Senior Vice President

John H. Haynie
Senior Vice President

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

Corporate Headquarters
Interstate Tower
121 W. Trade Street
P.O. Box 1012
Charlotte, NC 28201-1012
(704) 379-9000

Common Stock
Ticker Symbol: IJL
New York Stock Exchange
At December 1, 1995, there
were approximately 1,086
shareholders of record.

Registrar and Transfer Agent
First Union National Bank
230 S. Tryon Street
Charlotte, NC 28288-1153

Independent Accountants
Coopers & Lybrand L.L.P.
NationsBank Corporate Center
100 N. Tryon Street, Suite 3400
Charlotte, NC 28202
(704) 375-8414

Shareholder Inquiries
Transfer Agent or
Michael D. Hearn, Secretary
(704) 379-9000

Security Analyst Inquiries
Edward C. Ruff,
Chief Financial Officer
(704) 379-9000

Form 10-K

Interstate/Johnson Lane's
Form 10-K report
to the Securities
and Exchange Commission
for fiscal 1995 is
available  upon
written  request  to
C. Fred Wagstaff
III, Controller.

Annual  Meeting
The annual meeting
of shareholders will
be held at 3:00 p.m.
on January 23, 1996,
at the Radisson
Plaza Hotel, Two
NationsBank Plaza,
Charlotte, North Carolina.
Shareholders of
record as of
December 1, 1995,
will be entitled to
vote at this meeting.

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