Form 10-K, Exhibit 13
period 1996-09-30
INTERSTATE JOHNSON LANE INC
filed 1996-12-26
CIK 771296

INTERSTATE/JOHNSON LANE
                                           1996 ANNUAL REPORT

INTERSTATE/JOHNSON LANE
TABLE OF CONTENTS


LETTER TO
SHAREHOLDERS....................3

A PORTFOLIO OF
FINANCIAL STATEMENTS............9

MANAGEMENT'S
DISCUSSION & ANALYSIS..........20

AUDITED
FINANCIAL STATEMENTS............24

OFFICERS
& DIRECTORS....................33

INVESTOR
INFORMATION....................34

INTERSTATE/JOHNSON LANE IS A FULL-SERVICE SECURITIES FIRM THAT HAS OFFERED CLIENTS SOLID ADVICE AND IMPECCABLE SERVICE FOR MORE THAN 60 YEARS. BASED IN CHARLOTTE, NORTH CAROLINA, IJL IS THE LARGEST INDEPENDENT BROKERAGE FIRM HEADQUARTERED IN THE CAROLINAS OR GEORGIA AND ONE OF THE LARGEST IN THE ENTIRE SOUTHEAST. ~ IJL'S PORTFOLIO OF FINANCIAL SERVICES IS DESIGNED TO MEET THE NEEDS OF A BROAD RANGE OF CLIENTS. THE COMPANY HAS NEARLY 1,300 EMPLOYEES, INCLUDING APPROXIMATELY 430 FINANCIAL CONSULTANTS SERVING INDIVIDUAL INVESTORS THROUGH ITS NETWORK OF 60 BROKERAGE OFFICES LOCATED IN NORTH CAROLINA, SOUTH CAROLINA, GEORGIA AND VIRGINIA. ~ IN ADDITION, IJL HAS A SALES FORCE OF APPROXIMATELY 70 PROFESSIONALS WHO PROVIDE A FULL RANGE OF FINANCIAL PRODUCTS AND SERVICES TO INSTITUTIONAL INVESTORS THROUGHOUT THE UNITED STATES AND ABROAD. THE COMPANY ALSO OFFERS INVESTMENT BANKING SERVICES TO CORPORATIONS, STATE AND LOCAL GOVERNMENTS AND PUBLIC AGENCIES. TRADING DESKS IN ATLANTA AND CHARLOTTE MAKE MARKETS IN THE COMMON STOCKS OF 225 COMPANIES TRADED OVER-THE-COUNTER. ~ OUR FIRM'S REPUTATION IS FOUNDED ON STRONG CLIENT RELATIONSHIPS THAT STAND THE TEST OF TIME. OUR LONG-STANDING TRADITION OF DILIGENT SERVICE AND UNWAVERING FIDELITY TO THE BEST INTERESTS OF OUR CLIENTS MAKES US ONE OF THE SOUTHEAST'S LEADING INVESTMENT FIRMS.



Interstate/Johnson Lane is committed to being the Southeast's




(PHOTOGRAPH OF ENTRANCE TO INTERSTATE TOWER APPEARS IN
THE BACKGROUND OF PAGE.)

(PHOTOGRAPH OF THE STOCK EXCHANGE APPEARS HERE.)

(PHOTOGRAPH OF A PAGE OF STOCK QUOTES APPEARS IN
THE BACKGROUND OF PAGE.)

lending investment firm. We will enhance clients financial success by

Dear Fellow Shareholders


     By any measure, 1996 was a year of exceptional achievement for IJL and the clients we proudly serve. During the past twelve months, the firm set records in many key measures of financial performance. Revenue, operating earnings per share, and revenue per employee all reached historic highs. Assets of individual investors entrusted to our Private Client Group increased 27 percent to $10.6 billion.

    For the fiscal year ended September 30, 1996, net income increased 58 percent to $9.4 million, or $1.55 per share, from $5.9 million, or 94 cents per share, in fiscal 1995. Total revenues for fiscal 1996 rose to $208.8 million, an increase of 13 percent from last year's $184 million.

    As a result of the continuing improvement in our financial results, your Board of Directors increased the quarterly dividend by 33 percent to 4 cents per share of common stock. The company also purchased 320,000 shares of its common stock during our fiscal year as part of a 1,000,000 share ongoing repurchase program authorized by the Board.

    Attracting and retaining experienced and talented professionals has been a principal focus of the past several years. In keeping with our philosophy that good people make good business, we made a series of outstanding hires during this past year. We expanded the team of professionals assisting individual clients in their financial planning needs, with specific emphasis on the areas of retirement planning and life insurance. We also added experienced investment bankers and expanded the fixed income sales force to better serve our corporate and institutional clients.

    The Retail Division, which includes our four-state network of sales offices, was renamed the Private Client Group to more accurately convey that unit's mission. IJL has an outstanding training program for its financial consultants, and we expanded the curriculum to add to the skills of the men and women who represent us in communities across the Southeast. Technology has been a priority at IJL for the last several years, and in 1996 we began to see the return from our substantial investment. Every financial consultant in every Private Client Group office now has a powerful workstation enhanced by software that allows us to create investment plans, track portfolios and watch over clients' assets as never before. Clients now have access to a broad range of information via our Web



NET REVENUES
Dollars in Millions
1992-1996


(NET REVENUES CHART APPEARS HERE. PLOT POINTS ARE BELOW.)

                               1992        1993       1994      1995       1996
Net Revenues                   125.4       151.3      147.9     151.5      187.6


PERMANENT CAPITAL
(Shareholders' Equity &
Long-Term Debt)
Dollars in Millions
1992-1996


(PERMANENT CAPITAL CHART APPEARS HERE. PLOT POINTS ARE BELOW.)



Permanent Capital              1992      1993        1994        1995      1996
                               67.5      81.4        89.0        90.4      97.6

                                          3


delivering superior ideas, products, and service, and our investment advice

(PHOTOGRAPH OF PARKS DALTON APPEARS HERE.)
PARKS DALTON


    page (http://www.ijl.com), and in August, we became one of the first investment firms in the nation to offer clients access to account information via the Internet.

    The Equity Capital Markets Group completed a reorganization this year, and the research, institutional sales, syndicate, trading and investment banking operations are now focused on seven business sectors that have a major presence in the Southeast and offer outstanding business opportunities. Revenues for the Group increased 40 percent in fiscal 1996, and we anticipate continued growth in the coming year.

    While strengthening these core businesses, we also have been investing capital to develop new sources of revenue consistent with our strategy of undertaking new ventures only where synergies exist with existing businesses. CapTrust Financial Advisors, a new subsidiary established after the fiscal year ended, is designed to bring together a carefully selected group of consulting-oriented investment professionals from around the country who have successful business operations and who seek a more flexible environment in which to work. CapTrust will allow these entrepreneurial advisors to run their own businesses - but with the support and services of Interstate/Johnson Lane. Our administrative departments in Charlotte currently provide superior quality clearing, technology and accounting services, and that team is well prepared to handle CapTrust's incremental business. Likewise, IJL has built outstanding support capabilities in the areas of investment management consulting; estate and trust planning; and retirement services - all areas of expertise that can benefit the professionals and clients of CapTrust.

    In refining the firm's strategic plan, we saw an opportunity to realign and strengthen the management organization by creating both a Management Committee and an Office of the President. Additionally, senior managers have joined in leadership training that is enhancing their ability to help IJL reach its productivity and performance goals.

    In July, former U.S. Representative J. Alex McMillan, III, was elected to our Board of Directors. Congressman McMillan retired from the House of Representatives in 1994 after a decade of public service. He has had a distinguished career as a business executive and an elected public official, and


PRIVATE CLIENT
GROUP PRODUCTION
Dollars in Millions
1992-1996


(PRIVATE CLIENT GROUP PRODUCTION CHART APPEARS HERE. PLOT POINTS ARE BELOW.)


                         1992       1993        1994          1995        1996
Private Client Group
   Production            62.9       73.8        73.5          81.3        102.0


AVERAGE PRODUCTION
PER PRIVATE CLIENT
GROUP FC
Dollars in Thousands
1992-1996

(AVERAGE PRODUCTION PER PRIVATE CLIENT GROUP FC CHART APPEARS HERE. PLOT POINTS ARE BELOW.)


                           1992        1993        1994       1995        1996
Average Production per
   FC                       178         200         185        201         244




                                    4


will stand the test of time. The building and maintaining of long-term

(PHOTOGRAPH OF JIM MORGAN APPEARS HERE.)
JIM MORGAN


    we are fortunate to be able to draw on his experience. At our October board meeting, we bid farewell to board member Dick Pechter, whose wise counsel over the firm's 11 years as a publicly traded company helped bring IJL to where it is today, and to Clay Hamner, who had served us since 1992. Our grateful thanks and warm wishes go to Dick and to Clay as they close out their service to IJL.

    All of these internal changes, combined with robust markets and a stable national economy, gave our clients and shareholders a year to remember. And it gave the IJL team a clear picture of the positive effects of the changes that have been made in recent years. The future of your company continues to brighten.

    Throughout the firm, there is a sense of excitement about the future. IJL has the key components for success: talented people, a healthy and growing region, and a commitment to excellence. We see great opportunity in the year ahead for revenue growth and for continuing improvements in productivity. Cost controls, innovation and the wise use of technology are moving IJL toward increased efficiency; committed and talented individuals are working smarter and making us stronger.

    At the same time, this extraordinary group is finding the time to give back to the communities we serve - reading to young children, mentoring teens, serving on the boards of civic and charitable organizations, cleaning up parks, participating in charity walks and runs, helping make the holidays special for those in need.

    Improving the communities where we live and work is a cornerstone of the IJL COMMITMENT TO EXCELLENCE. You will see the words of that document running through this report, a reminder that our commitments - to client service, to personal excellence, to teamwork and to caring for others are part of everything we do.

    We take great pride in the history and reputation of our firm and in the quality and integrity of our people. We thank our employees for their many contributions, our shareholders for their support, and our clients for their trust.


    /s/ Parks H. Dalton              /s/ James H. Morgan
    -----------------------         -------------------------
    Parks H. Dalton                  James H. Morgan

    CHAIRMAN OF THE BOARD            PRESIDENT AND CHIEF EXECUTIVE OFFICER




PRIVATE CLIENT GROUP
ASSETS UNDER
MANAGEMENT
Dollars in Billions
1992-1996

(PRIVATE CLIENT GROUP CHART APPEARS HERE. PLOT POINTS ARE BELOW.)

                            1992         1993        1994       1995        1996
Assets Under
   Management               4.6           5.6        6.3         8.3        10.6


BOOK VALUE
PER SHARE
1992-1996

(BOOK VALUE PER SHARE CHART APPEARS HERE. PLOT POINTS ARE BELOW.)


                            1992         1993        1994       1995        1996
Book Value per Share        7.01         9.13       10.74      11.67       13.00





                                  5

relationships will be central to our daily lives. ~ We will maintain a

(PHOTOGRAPH OF SEVERAL MEN IN AN OFFICE APPEARS HERE.)

(PHOTOGRAPH OF COMPUTERS AND KEYBOARDS APPEARS IN THE BACKGROUND OF PAGE.)


work environment that is exceptional in its emphasis on personal excel

(PHOTOGRAPH OF THREE FLAGS OUTSIDE OF A BUILDING APPEARS HERE.)


lence, teamwork and commitment to the firm's success. Our success will

(PHOTOGRAPH OF TWO MEN AT A DESK APPEAR HERE.)


be measured by the degree to which individuals, institutions, corporations,

A Year of Orchestrated Accomplishments


A PORTFOLIO OF FINANCIAL SERVICES

    Today's Interstate/Johnson Lane is a well capitalized, technologically sophisticated, client-oriented organization led by a strong management team that shares a clear vision for the future.

    Our goal is to be the firm of choice - for individuals seeking investment guidance, for corporate clients looking to restructure or raise capital, for small businesses creating retirement plans, for municipalities funding infrastructure improvements. And while we proudly call the Southeast our home, we want to offer the highest level of products and services to institutional clients across the nation and the world.

    To achieve this goal, IJL has created a portfolio of services designed to meet a broad range of client needs. The common denominator of our businesses is that they either contribute directly to the financial well-being of our clients, or they support those who work closely with clients.

    Individual investors and small businesses are served through the Private Client Group, which includes our 430 financial consultants working in 60 offices across the Southeast. The Equity Capital Markets Group focuses on corporate and institutional clients through its investment banking, research, sales, trading and syndicate operations.

    The Fixed Income Capital Markets Group concentrates on the secondary distribution of fixed income securities and also brings together issuers and institutional clients across the country seeking attractive taxable and municipal fixed income investments. The Interstate Group provides execution services and a wide array of independent research products and services to investment managers and plan sponsors.

    Complementing the efforts of these major groups are Sovereign Advisers and ISC Realty, respectively, our asset management and real estate finance subsidiaries, plus the newest addition to our portfolio, CapTrust Financial Advisors, a broker-dealer created to serve the needs of a select group of investment consultants across the country.

    Like any good portfolio, ours requires constant attention. It can be something as small as a minor adjustment in a computer program. Sometimes it is the refinement of a service, or development of a training program, or creation of a new business unit. One of IJL's great strengths is its size: we are large enough to take on major challenges, yet small and agile enough to respond quickly to changing needs or environments. And by weaving people and resources into a single fabric, we offer clients a wealth of talent for a firm of our size.

    This year's success confirmed our strategic direction and heightened our confidence that IJL is destined for continued success. Looking to 2000 and beyond, we see the firm growing - and growing more profitable - through strengthening our core businesses and selectively taking advantage of new opportunities to ensure that our portfolio of services matches the needs of our clients.


(PHOTOGRAPH OF A MAN ON THE PHONE APPEARS HERE.)

(PHOTOGRAPH OF A COMPUTER APPEARS HERE.)

and public entities regard IJL as their premier financial advisor. ~

(PHOTOGRAPH OF A MAN IN AN OFFICE APPEARS HERE.)

PRIVATE CLIENT GROUP


    There is a great temptation to speak about the Private Client Group in superlatives - the best financial consultants in the Southeast, the most sophisticated technology, the broadest range of investment advice, the highest quality client service.

    Don't take our word alone; look at the result of the 1996 IJL Client Survey. That survey found that IJL's clients have an extraordinary loyalty to us and a high degree of satisfaction with the care and attention they receive. Fully 93 percent would recommend the firm to a friend, 93 percent would recommend their own financial consultant, and 92 percent said that IJL meets or exceeds their expectations.

    These totals are the most positive ever recorded by us, a clear indication that the improvements we have made in recent years are making a difference. That, in turn, began to show up in the financial performance of the Group in 1996. Revenue per FC increased 19 percent, and the Group provided 54 percent of total firm revenue. The total value of assets entrusted to us grew 27%, topping $10 billion for the first time in the firm's history.

    We realize that well-trained, well-supported, knowledgeable financial consultants and branch managers are the heart and soul of our network of brokerage offices. To that end, IJL took several steps in 1996 to make its FCs more proficient in offering investment advice - and more efficient in their efforts.

    The rollout of FOCU$ contact and portfolio management and other advanced financial soft-ware was completed during the year. With a few keystrokes, a financial consultant can review a client's holdings and account activity, analyze performance and make recommendations. The FC can create hypothetical scenarios of investment alternatives, build asset allocation models and enjoy almost instant access to research data. The highest praise came this year from a financial consultant who joined IJL from another firm. "Before I came to IJL, I felt like I was holding the reins of a mule. Here, I'm driving the space shuttle."

    Last spring, IJL launched an Internet home page (http://www.ijl.com) where "surfers" can obtain information on the firm and its services. In September, we became one of the first firms in the nation to offer clients electronic access to research reports and account information via the Internet, a service that has proven popular with a small but growing list of clients.

    While responding to the needs of the most computer literate and computer friendly of our clients, we believe that most investors will continue to seek personal attention in their investment



(PHOTOGRAPH OF THE NEW YORK STOCK EXCHANGE APPEARS HERE.)

(PHOTOGRAPH OF A BOOK APPEARS HERE.)

The people of IJL are committed to the financial success of our clients.

(PHOTOGRAPH OF AN OFFICE APPEARS HERE.)

    endeavors and be more comfortable with one-on-one contact. We are pleased to be active participants in the computer revolution, but will use it to augment, not replace, personal contact.

    Without doubt, the most precious commodity of the financial consultant is time; there never seems to be enough to stay abreast of the markets, talk to clients, digest the vast amount of information available on a daily basis and find balance in a busy life. IJL's training program for financial consultants added programs in 1996 to assist FCs with everything from selecting portfolio managers to contacting clients.

    Providing the highest level of service requires that we stay ahead of developments across the investment landscape. It isn't enough to be skilled at tracking a portfolio of stocks and bonds; clients need information on retirement planning and insurance, and on creating trusts and managing estates. In these key areas, we added specialists who are providing our financial consultants and their clients with advice on the full spectrum of financial services.

    We see excellent opportunities to build upon our reputation in the Southeast, capitalizing on our regional knowledge as no competitor can. We have the infrastructure in place to support additional financial consultants and will be seeking individuals who share our team approach and commitment to client service.

EQUITY CAPITAL MARKETS

    We are well positioned to offer established and emerging companies in the Southeast, particularly small- to middle-market growth companies, timely and accurate advice on financial structuring, public and private offering of equity and debt, mergers, acquisitions, divestitures and other corporate finance services. Strong trading support gives our clients a distribution edge as well. The middle market is our historical niche, and as the large investment banks continue to distance themselves from this important segment, we see an abundance of opportunity here in the rapidly growing southeastern United States.

    The Equity Capital Markets Group increased revenues in 1996 by 40 percent, a reflection of a healthy market and focused efforts by the investment banking team to identify and pursue targeted business opportunities. The firm was lead or co-manager on ten public equity offerings cumulating more than $500 million in proceeds for our corporate clients, and acted in an advisory capacity for several successfully completed merger and acquisition transactions.

    We are doing business in an exciting region full of new people and new businesses. From the bustling commerce of Northern



(PHOTOGRAPH OF TWO MEN APPEARS HERE.)

(PHOTOGRAPH OF A COMPUTER SCREEN APPEAR HERE.)

We will deliver superior products, ideas and services, and our investment

(PHOTOGRAPH OF SOMEONE WORKING ON A COMPUTER APPEARS HERE.)

    Virginia through the high-tech labs of Research Triangle Park and the I-85 corridor; to the banking and transportation hubs of Charlotte and southward to the diverse economy of Atlanta, there is an array of small- and mid-cap companies that makes our geographical position the envy of firms elsewhere in the country.

    To take better advantage of these exceptional opportunities, we began restructuring the Equity Capital Markets Group in 1996 to align our professionals with a select group of industries chosen on the basis of regional presence, potential for high growth and compatibility with our research and investment banking abilities. Research, institutional sales, syndicate, trading and investment banking are now tightly integrated around seven business sectors that are strong in the Southeast, are growing at a healthy pace and offer superior investment opportunities. Those sectors are financial institutions, real estate investment trusts, technology, retailing, health care, restaurants, and a final manufacturing-focused group we refer to as "industrials," which includes traditionally southeastern-based industries such as textiles and furniture.

    This realignment is improving synergies and helping make IJL the firm of choice for corporate and institutional clients who value our expertise in these key areas. We believe we are better positioned to compete, and the backlog of new business - public equity underwritings, mergers and acquisitions, and private placements - at the start of fiscal 1997 indicates to us that our strategy is on target.

    In investment banking, the professional staff now numbers 20, up from 13 in mid-1995. The additional staff has strengthened IJL's expertise across the board, but particularly in private placements and mergers and acquisitions, which we anticipate will become a larger part of our business mix. IJL has a seasoned team of 10 senior research analysts located in Charlotte and Atlanta with focus, insight and expertise on the Southeast and the industries on which we have chosen to concentrate.

    In the coming year, we will continue to upgrade the professional staff, expand research coverage and emphasize teamwork and cross-functional support. As a result, 1997 should be IJL's best year ever in Equity Capital Markets.



FIXED INCOME CAPITAL MARKETS

    The Fixed Income Capital Markets Group is strategically focused on the secondary distribution of fixed income securities. This unit's greatest resource is a highly motivated and enterprising team of professionals with a special talent for developing and maintaining close relationships with clients, both domestically and internationally. In fiscal


(PHOTOGRAPH OF A PERSON ON THE PHONE APPEARS HERE.)

(PHOTOGRAPH OF A PERSON STANDING UP APPEARS HERE.)

advice will be designed to stand the test of time. No product or service will

(PHOTOGRAPH OF A MAN APPEARS HERE.)


    1996, this team did an exceptional job of marshaling capital and technology resources to build its client base and increase sales revenues by 35 percent and trading revenues by 20 percent.

    Fiscal 1996 was truly a turnaround year for Municipal Finance. Two years ago, IJL set the ambitious goal of dramatically improving its visibility in the public finance arena and staking its claim as the premier provider of investment banking and financial advisory services to governments and public agencies in the Southeast. That goal was not only met, but exceeded this year as IJL was involved as manager, senior manager or co-manager of 61 bond issues totaling $3.5 billion. We were the sole or lead manager on eight negotiated municipal bond issues with volume of $113 million, a fourfold increase from 1995.

    IJL's distribution abilities have been key to the success of the Municipal Finance operation, and to the Fixed Income Capital Markets Group as a whole. The sales force is skilled at distributing a wide range of taxable and tax-free products and services to a diverse institutional and individual investor base. Our team of 34 traders, underwriters and portfolio strategists provides the sales force - both the 50-person institutional group and the 430 financial consultants serving individual investors - with the support necessary to access and analyze an extensive array of products, services and market information.

    With nearly $100 million in permanent capital, IJL has the financial resources to provide liquidity in and maintain extensive inventories of government and agency securities, corporate bonds, mortgage-backed securities and municipal bonds.

    Through the creative and effective use of technology, we are in a strong position to add value to our clients' decision-making processes, both with product advice and comprehensive portfolio analytics. IJL introduced custom analysis of portfolios in 1995 and, based on the positive reception, expanded the program in 1996.

    Looking ahead, the Fixed Income Capital Markets Group will continue its strategic focus on the secondary distribution of fixed income securities. We will further expand our distribution capabilities by attracting and retaining quality sales and support professionals who are committed to providing value-added services to our clients by making use of our significant capital and technology resources.

    In the municipal finance area, we see excellent growth opportunities. IJL has the advantage of doing business in the Southeast, a region that consistently outpaces the nation in growth. As the population increases, schools and hospitals must be built, water systems expanded, roads extended and services improved. Our participation in the financing of the Southeast's growth should continue to climb in 1997 and beyond.


(PHOTOGRAPH OF A MAN APPEARS HERE.)

(PHOTOGRAPH OF A PERSON WORKING AT A DESK APPEARS HERE.)

be offered simply to enhance corporate revenues. ~ We are committed to

(PHOTOGRAPH OF A ROOM WITH TWO SOFAS APPEARS HERE.)


INTERSTATE GROUP

     During the past decade, the Interstate Group consistently has been one of the firm's most profitable business segments, and it remained a top contributor in fiscal 1996. This group's seasoned professionals offer equity and options execution services and provide independently produced research to a nationwide client base of more than 500 institutions - banks, money managers, insurance companies, hedge funds, corporate retirement funds, endowment funds and other types of institutional accounts.

    Through the Interstate Group, IJL was one of the first securities firms to provide independent research, and we continue in the forefront today. The Group offers a full complement of products and services to meet the expanding needs of its clients - specialized research within such areas as asset allocation, economic and equity analysis; fundamental research; performance measurement; portfolio management; portfolio strategy and a wide variety of general and customized research.

    The Group's sales force is strategically located throughout the country - Charlotte, Atlanta, Boston, Dallas and New York - and is supported by a Charlotte-based trading desk and client service team. With an established reputation for outstanding execution services, the Interstate Group once again this year was one of the leaders in block order executions on the floor of The New York Stock Exchange. Longevity is the hallmark of the group's trading professionals; its traders average more than 10 years' experience with IJL, and 18-plus years in the industry. The floor brokers and support team on the New York and American exchange floors are among the most experienced in the industry.

    The keys to continued success for the Interstate Group are quality block trading, execution skills, and an extraordinarily high level of client service. The team is well positioned in all of these areas, and the prospects for the coming year are excellent.



Subsidiary Operations


    Complementing these units are several smaller operations that give us additional expertise in areas where our clients have specific needs. The missions are more targeted and the services are more specialized, but the overarching goal remains unchanged: providing our clients with service that is unsurpassed in quality.


(PHOTOGRAPH OF THE NEW YORK STOCK EXCHANGE APPEARS HERE.)
(PHOTOGRAPH OF A ROW OF ROLADEXES APPEARS HERE.)

ensuring each other's success. We will work as a truly unified team,

(PHOTOGRAPH OF MAN ON A CELL PHONE APPEARS HERE.)

Sovereign Advisers


    Sovereign Advisers, our asset management subsidiary, continued its solid record of asset growth and portfolio performance in fiscal 1996. During the past four years, Sovereign has grown from $30 million in assets to a level approaching $300 million, and has found an excellent niche in the market: serving clients who have a strong desire for performance but a low tolerance for risk.

    Sovereign provides customized equity portfolios that adhere to a Dividend Performers Philosophy. That investment strategy, pioneered 17 years ago, focuses on seasoned companies with records of increasing their dividends for at least ten consecutive years. In addition, our portfolio managers search for companies with superior management, demonstrated ability to grow through all economic cycles, market leadership, strong franchises and brand recognition and limited vulnerability to political or social fluxes.

    We also have provided customized fixed income portfolios, either free-standing or as a component of balanced accounts, where managers are focused on creating current income by combining fixed- and adjustable-rate government and government-agency instruments.

    This careful selection process for equity and fixed income investments has provided a sound core investment strategy for a wide spectrum of clients.

    A long-term, value-oriented approach matches well with the complexion and character of our client base, and we see the opportunity for continuing growth by holding steady on this course.

    We are, however, always looking for new opportunities, and for several years, have considered creating a risk-averse, small- to medium-cap investment fund that would give us the flexibility to take advantage of undervalued situations and allow clients to profit from both undervalued and overvalued securities. In mid-1995 we successfully "incubated" this investment strategy with IJL's own capital, and the results were outstanding - a 50 percent gain over 16 months. In early 1997 Sovereign expects to offer limited partnership interests in an investment fund employing such a strategy.



ISC Realty

    This subsidiary provides expertise in the placement of real estate equity and debt capital with high net worth individuals and institutions. In addition, ISC Realty provides consulting and asset management services for a large portfolio of commercial real estate assets owned by clients of IJL.

    There currently are several interesting growth opportunities. First, we seek private

(PHOTOGRAPH OF A PERSON AT A TABLE APPEARS HERE.)
(PHOTOGRAPH OF BOOKSHELF APPEARS HERE.)
(PHOTOGRAPH OF COMPUTER SCREEN APPEARS HERE.)

communicating honestly, directly, and frequently with one another.

(PHOTOGRAPH OF A HALLWAY WITH SOMEONE WALKING UP IT APPEARS HERE.)


    placement opportunities for high net worth individuals and institutions who see the potential for above-average returns in real estate. Secondly, corporations across the Southeast are realizing the benefits of investing in affordable housing, namely, the high returns possible as a result of tax credits and the positive impact on the communities where they do business.

    ISC Realty has significant experience in the Southeast real estate market, has worked with quality developers in the region, and has the ability to match their needs with those of IJL's individual, institutional and corporate clients. The benefits are twofold: we are well positioned to serve the capital needs of our region's real estate development community, while at the same time offering our clients investments that provide attractive returns.



CapTrust Financial Advisors

    Finally, we are pleased to introduce the newest member of the IJL family, CapTrust Financial Advisors. CapTrust, a newly created broker-dealer, was in its formative stages as the fiscal year ended. A firm foundation of staffing, services and strategy was in place, and the new subsidiary was in an excellent position for a successful launch.

    Our goal in establishing CapTrust is to take advantage of a dramatically changing landscape in our industry. We see an increasing number of entrepreneurial financial advisors who want greater control over their own futures while working in a stable, professional environment. CapTrust is targeting professionals nationwide who oversee $50 million or more in assets and who want to build their practices in an environment where they can work and interact with other successful professionals who share the same ideals and visions.

    With CapTrust, IJL has the opportunity to open a new revenue source by leveraging our technical, administrative and product resources. We see in this ambitious project not just a win-win, but a triple benefit - meeting a need in our industry, offering financial advisors a new way of managing and growing their businesses, and serving our shareholders by adding to the value of IJL.

(PHOTOGRAPH OF A LOT OF BOOKS APPEARS HERE.)
(PHOTOGRAPH OF A WOMAN ON THE PHONE APPEARS HERE.)
(PHOTOGRAPH OF A MAN ON THE PHOHE APPEARS HERE.)

Responsibility will be delegated and departmental boundaries will never

WITH THE ECONOMY ON A STEADY COURSE AND THE MARKETS TAKING AN UPWARD PATH, MANY OF OUR CLIENTS' PORTFOLIOS GREW AT A HEALTHY PACE IN 1996. OUR PORTFOLIO OF FINANCIAL SERVICES SHOWED EXCELLENT GROWTH AS WELL. ~ WE BROUGHT IN SEASONED, SKILLED PROFESSIONALS, AUGMENTING THE CONSIDERABLE WEALTH OF TALENT ALREADY HERE. WE PROVIDED ADDITIONAL TECHNOLOGICAL RESOURCES TO THE STAFF AND ENHANCED THEIR SKILLS THROUGH AN EXPANDED TRAINING PROGRAM. WE EXPANDED THE MENU OF SERVICES OFFERED TO OUR INDIVIDUAL AND INSTITUTIONAL CLIENTS. IT TRULY WAS A YEAR OF CONSIDERABLE ACHIEVEMENT. ~ YET, AS WE LOOK TO FISCAL 1997 AND BEYOND, WE SEE VIRTUALLY UNLIMITED OPPORTUNITY TO ACHIEVE HIGHER LEVELS OF SERVICE TO OUR CLIENTS, STRONGER PRODUCTIVITY WITHIN OUR WORKFORCE, INCREASED PROFITABILITY FOR THE FIRM, AND AN EVEN HIGHER RETURN TO OUR SHAREHOLDERS. THESE ARE OUR GOALS, AND EACH MEMBER OF THE IJL FAMILY IS COMMITTED TO REACHING THEM.


(PHOTOGRAPH OF BUILDINGS APPEARS IN THE BACKGROUND OF THE PAGE.)



be obstacles to teamwork. Managers and other key leaders will serve

(PHOTOGRAPH OF A HALLWAY WITH PERSON STANDING IN IT APPEARS HERE.)

(PHOTOGRAPH OF VOLUMES OF NUMBERS APPEARS IN THE BACKGROUND.)


as role models in their commitment to the success of every employee.

Interstate / Johnson Lane
                            (ALL DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
                                                                   (UNAUDITED)
                                                      YEARS ENDED SEPTEMBER 30
FIVE YEAR FINANCIAL SUMMARY


                                   1996       1995       1994       1993       1992
Operating Results:
Total Revenues                      $208.8    $184.2    $166.6    $163.5    $141.5
Net Revenues After Interest Expense  187.6     151.5     147.9     151.3     125.3
In come Before Taxes and
  Non-Recurring Items                 15.6       9.9      13.3      16.9      10.6
Operating Income                       9.4       5.9       7.9      10.4       7.0
Non-Recurring Items                      -         -       3.0       4.0       3.0
Net Income                             9.4       5.9      10.9      14.4      10.0

Primary Earnings Per Share:
Operating                           $ 1.55    $ 0.94    $ 1.20    $ 1.54    $ 1.05
Net                                   1.55      0.94      1.67      2.14      1.50

Dividends Per Share                 $ 0.12    $ 0.12    $ 0.09         -         -

Financial Condition:
Total Assets                        $568.3    $616.5    $767.8    $675.0    $556.6
Total Assets, Net of Matched
  Securities Resale Agreements       562.5     486.9     428.6     434.1     379.9
Long-Term Subordinated Debt           21.0      21.0      21.0      22.0      22.0
Shareholders' Equity                  76.6      69.4      68.0      60.4      46.5
Book Value Per Share                $13.00    $11.67    $10.74    $ 9.13    $ 7.01



                            (ALL DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                                                    (UNAUDITED)
SUPPLEMENTAL FINANCIAL DATA

                 TOTAL       NET     INCOME        NET     EARNINGS
                REVENUES   REVENUES BEFORE TAXES INCOME   PER SHARE


Fiscal 1996
Fourth Quarter   $50,177    $45,138    $3,573    $2,185    $0.37
Third Quarter *   52,582     47,277     3,756     2,293     0.38
Second Quarter*   55,462     50,258     4,756     2,807     0.46
First Quarter*    50,534     44,976     3,508     2,070     0.34

Fiscal 1995
Fourth Quarter   $50,715    $43,549    $3,481    $2,034    $0.33
Third Quarter     48,241     39,024     2,239     1,360     0.22
Second Quarter    45,578     36,993     2,590     1,602     0.25
First Quarter     39,667     31,892     1,553       932     0.15



* INCOME BEFORE TAXES, NET INCOME AND EARNINGS PER SHARE FOR THESE QUARTERS HAVE BEEN RESTATED TO REFLECT ADOPTION OF A LONG-TERM INCENTIVE COMPENSATION PLAN RETROACTIVE TO OCTOBER 1, 1995.



We are committed to personal excellence. Each of us will strive to reach

Management's Discussion & Analysis of
        Financial Condition & Results of Operations


GENERAL BUSINESS ENVIRONMENT

   The Company's principal activities--securities brokerage for individual (retail) and institutional investors, market-making in equity and fixed income securities, investment banking and underwriting, and investment management and advisory services--are highly competitive. Strategic alliances between investment firms and commercial banks, insurance companies, and other financial services entities have intensified this competition. Many of the Company's revenue sources are sensitive to marketplace trading volumes and to interest rate conditions, both of which can be cyclical and volatile. As a result, revenues and earnings may vary significantly from quarter to quarter and year to year.

   At September 30, 1996, approximately 22% of the Company's retail financial consultants had fewer than three years' industry experience. Notwithstanding the energized securities markets of recent years, a prolonged slowdown in individual investor activity could more severely reduce the revenue production of a less seasoned sales force. In addition, the continuing trend of increased regulation of the securities industry could create significantly incremental compliance costs and indirectly stifle certain revenue streams.

LIQUIDITY & CAPITAL RESOURCES

   During the 1996 fiscal year, operating activities provided $62.7 million of cash, partially funded by $12.6 million of net income adjusted for depreciation and other non-cash charges. Financing sources and capital expenditures consumed $52.0 million of cash. As a result, the Company's cash position increased $10.7 million to $37.3 million at September 30, 1996.

   The Company's asset base consists primarily of cash, cash equivalents, and other assets which can be converted to cash within one year; at September 30, 1996, these assets comprised approximately 91% of the balance sheet. Day-to-day financing requirements generally are influenced by the level of securities inventories, net receivables from customers and broker-dealers, and net receivables under resale agreements. Significant incremental cash requirements also may occur from time to time in connection with payments under deferred compensation plans, repurchase of the Company's common stock and/or convertible debentures, initial funding of new business unit activities, payment of dividends, and litigation settlements arising out of normal business operations. In addition, $1.7 million of capital spending in fiscal 1996 reflects implementation of the second phase of a planned $10 million program of technology improvements over a multi-year period.

   At September 30, 1996, the Company had $155 million of call loan financing available. In addition, the Company maintains credit lines of several hundred million dollars for collateralized repurchase agreements with other financial institutions, and has financed its customer receivables with customer payables for many years. Management believes that these resources, funds provided by operations, and permanent capital of shareholders' equity and long-term subordinated debt, will satisfy normal financing needs for the foreseeable future.

   The Company's broker-dealer subsidiary, Interstate/Johnson Lane Corporation ("IJL"), is subject to liquidity and capital requirements of the Securities and Exchange Commission ("SEC"), Commodities Futures Trading Commission ("CFTC"), and the New York Stock Exchange ("NYSE"), and consistently has operated well in excess of the minimum requirements. At September 30, 1996, IJL had "net capital" of $39.8 million, excess net capital of $34.7 million, and a net capital ratio of 15.7%.


ever higher goals and will be held fully accountable for our performance.

REVENUE & EXPENSE ANALYSIS

Distribution of
Net Revenues


YEARS ENDED SEPTEMBER 30    1996      1995       1994
Commissions and
   sales credits            77.5%      76.6%      75.4%
Trading gains, net           3.8        4.5        3.6
Investment banking and
   under writing             2.8        2.2        4.4
Asset management and
   advisory                  5.1        4.9        4.2
Other operating revenues     4.3        4.9        6.0
Net interest                 6.5        6.9        6.4
   Net revenues            100.0%     100.0%     100.0%




Utilization of
Net Revenues



YEARS ENDED SEPTEMBER 30   1996     1995    1994

Compensation and benefits  64.9%     63.4%     61.0%
Technology and telephone    9.3      10.1       9.0
Occupancy                   4.7       5.6       5.5
Execution, clearance and
   depository               2.2       2.5       2.5
Promotion and development   3.5       3.9       4.0
Professional services       1.8       2.4       2.8
Printing, postage and
   supplies                 1.9       2.3       2.2
Other operating expenses    3.3       3.3       4.1
                           91.6      93.5      91.1
Income taxes                3.3       2.6       3.6
Non-recurring items           -         -      (2.1)
                           94.9%     96.1%     92.6%



1996 COMPARED WITH 1995

 Net revenues increased $36.2 million, or 24%, from the previous year, while expenses, other than inter-est, increased $30.5 million, or 22%. Net income of $9 4. million was up $3.4 million from the results of a year ago. Overall, improved securities markets produced an increase in commission revenue of $29.4 million, or 25%. Increases in secondary market transactions in both exchange listed and OTC equities, and increased equity underwritings contributed to the increase in both the retail and institutional sectors. Increased sales of mutual fund shares and annuity products also contributed to the increase in the retail sector, while improved new issue markets and increased activity in both U.S. Government and mortgage-backed securities had a positive impact on the institutional sector.

    Investment banking fees and underwriting profits increased $1.9 million, or 58%, due to an improved equity capital-raising environment, coupled with an increased level of managed underwritings. Asset management and advisory fees were up $2.2 million due to the continued growth of asset-based fees charged retail clients in lieu of transaction-based commissions. Other income was up $700,000 largely attributable to an increase in money fund service fees.

    Interest revenues were down about $9.9 million for the year while interest expenses decreased $11.6 million. The resultant increase of $1.7 million in net interest income for the year is due primarily to an increase in net interest earned on higher levels of segregated customer funds and customer debit balances. The majority of the decrease in both revenues and expenses is attributable to significantly lower levels of matched resale and repurchase agreements.

    Compensation and benefits costs increased $25.8 million, or 27%, due primarily to an increase in transaction-based commissions and other profit-driven incentives. Technology and telephone expense increased $2.3 million, or 15%, for the year primarily due to expenses related to the Company's ongoing program of technology improvements. Promotion and development costs increased $667,000, or 11%, in connection with the continuing effort to build revenue. Other operating expenses increased $1.2 million, or 24%, largely as a result of increased provisions for legal matters.




We will bring a visible level of energy, a keen source of urgency, a strong

Management's Discussion & Analysis of
        Financial Condition & Results of Operations

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

    Investment banking fees and underwriting profits decreased $3.1 million, or 48%, due to a generally sluggish new issues market, coupled with a low level of originations during the year. Asset management and advisory fees were up $1.2 million, or 19%, due to the continued growth of "wrap fees" paid by clients in lieu of transaction-based commissions. Other revenues were down $1.4 million, or 16%, due primarily to nonrecurring revenues in 1994 associated with the sale of a mutual fund.

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

    Compensation and benefits costs increased $5.9 million, or 7%, due to an increase in transaction-based revenues, higher acquisition costs of attracting seasoned producers, and expansion into new markets during the year. Technology and telephone costs increased $1.8 mil-lion, or 14%, due primarily to expenses related to the Company's ongoing program of technology improvements. Other operating expenses decreased $1.1 million, or 17%, as a result of smaller provisions for legal and related matters. All other expenses increased $614,000, or 3%, in the aggregate.





NEW ACCOUNTING PRONOUNCEMENTS




    During fiscal 1996, the Financial Accounting Standards Board (FASB) issued Statement 123, "Accounting for Stock Based Compensation" which will be effective for the next fiscal year. The Company will adopt Statement 123 beginning October 1, 1996, however, it will continue to account for stock-based compensation under APB Opinion 25 and will disclose the pro-forma effects of Statement 123 in the Notes to the Consolidated Financial Statements.

    In June 1996, FASB issued statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which is effective for the Company's 1997 fiscal year. Adoption of this statement is not expected to have a material impact on the financial condition of the Company.


EFFECTS OF INFLATION



    Because the Company's assets are largely liquid,and because securities inventories are carried at current market values, the impact of inflation is reflected in its consolidated financial statements. However, the rate of inflation also affects expenses such as employee compensation, rent, and communications, and such effects may not be readily recoverable through commission rates, trading profits, or fees. To the extent that inflation has other adverse effects on prices and activities in the securities markets and, in particular, on interest rate conditions in the credit markets, it may adversely affect the Company's financial position and results of operations.



work ethic and an abiding commitment to our work. ~ We are committed

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

    The accompanying financial statements, which include amounts based on judgments of management, have been prepared in accordance with generally accepted accounting principles consistently applied except for the adoption of a new accounting standard for income taxes in 1994. These statements have been audited by Coopers & Lybrand L.L.P., independent accountants, who are responsible for performing their audit in accordance with generally accepted auditing standards and whose report follows.

    Both the independent accountants and the internal auditors have access to the Audit Committee without the presence of management; they meet regularly with this Committee to discuss the results of their audits and to present their opinions with respect to the adequacy of internal controls and the quality of financial reporting.


/s/ James H. Morgan
--------------------------
James H. Morgan

CHIEF EXECUTIVE OFFICER


/s/ Edward C. Ruff
---------------------------
Edward C. Ruff

CHIEF FINANCIAL OFFICER




Charlotte, North Carolina

October 21, 1996




Report of Independent
       Accountants

    To the Shareholders of Interstate/Johnson Lane, Inc.:We have audited the accompanying consolidated statements of financial condition of Interstate/Johnson Lane, Inc. and Subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial condition of Interstate/Johnson Lane, Inc. and Subsidiaries as of September 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

    As discussed in Note 12 to the consolidated financial statements, on October 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes."


/s/ Coopers & Lybrand L.L.P.
----------------------------------
Charlotte, North Carolina
October 21, 1996





to attracting and retaining people who meet extraordinarily high

Consolidated Statements of Financial Condition



  (ALL DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)            SEPTEMBER 30
                                                             1996         1995
Assets
Cash and cash equivalents                                 $  37,285     $  26,537
Cash and securities segregated for regulatory purposes       80,501       117,616
Loans under matched securities resale agreements              5,874       129,623
Receivables:
  Financing resale agreements                                63,801        23,848
  Clients                                                   234,779       175,328
  Brokers, dealers and clearing agencies                     31,406        18,048
  Other                                                       4,234         4,722
Trading securities owned                                     59,796        75,749
Land, buildings and improvements, net                         5,574         7,285
Office facilities and equipment, net                          9,236         8,865
Goodwill and intangible assets                               13,076        13,678
Other assets                                                 22,779        15,213
                                                          $ 568,341     $ 616,512

Liabilities and Shareholders' Equity
Short-term borrowings:
  Checks payable                                          $  16,561     $  11,872
  Financing repurchase agreements                            31,078        38,561
Borrowings under matched securities
  repurchase agreements                                       5,983       130,453
Payables:
  Clients                                                   292,450       267,714
  Brokers and dealers                                         7,375         6,619
  Other                                                       7,262         7,322
Accrued compensation and benefits                            20,939        13,980
Trading securities sold but not yet purchased                65,784        25,305
Notes payable                                                 6,208         7,772
Other liabilities and accrued expenses                       16,875        16,344
                                                            470,515       525,942
Minority interests                                             200           200
Long-term subordinated debt                                  20,999        20,999
Shareholders' equity:
  Common stock, $.20 par value, 30,000,000 shares
     authorized, 6,883,105 shares issued in 1996 and
       1995                                                   1,377         1,377
  Additional paid-in capital                                 31,231        31,510
  Retained earnings                                         53,670        45,043
                                                             86,278        77,930
  Less, treasury stock, at cost, 986,530 shares in
    1996
     and 936,783 shares in 1995                              (9,651)       (8,559)
       Total shareholders' equity                            76,627        69,371
                                                          $ 568,341     $ 616,512

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.






standards of personal integrity and professional ability. Our work

Consolidated Statements of Operations



(ALL DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                       FOR THE YEARS ENDED SEPTEMBER 30
                                          1996         1995         1994
Revenues:
  Commissions and sales credits        $ 145,446    $ 116,003    $ 111,568
  Trading gains, net                       7,078        6,839        5,283
  Investment banking and underwriting      5,281        3,354        6,441
  Asset management and advisory            9,511        7,334        6,162
  Interest                                33,332       43,261       28,324
  Other                                    8,107        7,410        8,822
Total revenues                           208,755      184,201      166,600
  Interest expense                        21,106       32,743       18,720
Net revenues                             187,649      151,458      147,880

Expenses:
  Compensation and benefits              121,830       96,040       90,175
  Technology and telephone                17,474       15,198       13,380
  Occupancy                                8,809        8,444        8,192
  Execution, clearance and depository      4,098        3,809        3,744
  Promotion and development                6,624        5,957        5,868
  Professional services                    3,376        3,611        3,976
  Printing, postage and supplies           3,627        3,503        3,209
  Other operating expenses                 6,218        5,033        6,085
Total expenses                           172,056      141,595      134,629

Income before income taxes and
     cumulative effect of a change
     in accounting principle              15,593        9,863       13,251
  Income tax expense                       6,238        3,935        5,385
Income before cumulative effect of
     a change in accounting principle      9,355        5,928        7,866
  Cumulative effect of a change
     in accounting principle                                         3,059
Net Income                             $   9,355    $   5,928    $  10,925

Primary Earnings per Share:
  Income before cumulative effect of
     a change in accounting principle  $    1.55    $    0.94    $    1.20
  Cumulative effect of a change
     in accounting principle                                          0.47
     Net income                        $    1.55    $    0.94    $    1.67
Fully Diluted Earnings per Share:
  Income before cumulative effect of
     a change in accounting principle  $    1.36    $    0.91    $    1.13
  Cumulative effect of a change
     in accounting principle                                          0.39
     Net income                        $    1.36    $    0.91    $    1.52


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.




environment will be exceptional in its ability to blend personal warmth

Consolidated Statements of Cash Flows



 (ALL DOLLARS IN THOUSANDS)                              FOR THE YEARS ENDED SEPTEMBER 30
                                                            1996       1995        1994
Cash Flows from Operating Activities:
Net income                                              $  9,355     $  5,928     $ 10,925
Adjustments to reconcile net income to cash
   provided (used) by operating activities:
     Depreciation and amortization                         5,006        3,584        3,166
     Deferred income taxes                                (3,635)       1,413         (997)
     Provision for real estate charges                       850        1,250          675
     Other non-cash items                                  1,008          222        1,536
                                                           3,229        6,469        4,380
Changes in operating assets and liabilities:
     Cash and securities segregated for
       regulatory purposes                                37,115      (33,633)      33,683
     Loans under matched securities resale
       and repurchase agreements, net                       (721)         241         (259)
     Net payables to customers                           (34,715)      35,015      (35,313)
     Net receivables from brokers, dealers
       and clearing agencies                             (12,602)      (2,243)      (7,056)
     Other receivables                                       488        4,697       (1,385)
     Trading securities owned, net                        56,432      (16,680)       8,246
     Other assets                                         (4,040)      (5,090)         182
     Accrued compensation and benefits                     6,959        1,128       (3,035)
     Other liabilities and accrued expenses                1,250       (1,054)      (4,945)
                                                          50,166      (17,619)      (9,882)
     Cash provided (used)  by operating activities        62,750       (5,222)       5,423

Cash Flows from Financing Activities:
Proceeds from (repayment of):
   Short-term bank borrowings                              4,689      (11,305)       7,615
   Borrowings under financing repurchase
     and resale agreements, net                          (47,437)      23,767        5,274
   Notes payable                                          (1,564)        (715)      (1,170)
Maturity of secured demand note                                                     (1,000)
Proceeds from stock options exercised                        126          137          237
Purchase of stock for treasury                            (3,565)      (5,026)      (3,747)
Dividends paid                                              (728)        (756)        (586)
   Cash proded (used) by financing activities            (48,479)       6,102        6,623

Cash Flows from Investing Activities:
Capital  expenditures                                     (3,523)      (4,536)      (2,246)
   Cash used by investing activities                      (3,523)      (4,536)      (2,246)

Net in crease (decrease) in cash and cash equivalents     10,748       (3,656)       9,800
Cash and cash equivalents at beginning of year            26,537       30,193       20,393
Cash and cash equivalents at end of year                $ 37,285     $ 26,537     $ 30,193

Cash paid during the year for:
  Interest                                              $ 21,595     $ 32,846     $ 17,983
  Income Taxes                                          $  9,119     $  2,614     $  6,930



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED
FINANCIAL STATEMENTS.





with professionalism. We will be the firm of choice for many of the

Consolidated Statements of Changes in Shareholders' Equity




                                                                     (ALL DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                        ADDITIONAL                                                 TOTAL
                               COMMON STOCK               PAID-IN      RETAINED          TREASURY STOCK       SHAREHOLDERS'
                                  SHARES       AMOUNT     CAPITAL      EARNINGS        SHARES       AMOUNT        EQUITY
Balance at
September 30, 1993               6,883,105    $ 1,377  $ 31,532     $ 29,532       271,722     $  (2,078)    $  60,363


Forfeiture of
  restricted shares, net                                     21                      4,985           (21)
Purchase of treasury shares                                                        397,900        (3,747)       (3,747)
Issuance of restricted shares                              (470)                   (59,400)          470
Amortization of
  restricted shares                                         778                                                    778
Stock options exercised                                    (272)                   (60,848)          509           237
Net income                                                            10,925                                    10,925
Dividends paid
  ($.09 per share)                                                      (586)                                     (586)
Balance at
September 30, 1994               6,883,105      1,377    31,589       39,871       554,359        (4,867)       67,970


Forfeiture of
  restricted shares, net                                     80                     12,893           (80)
Purchase of treasury shares                                                        531,300        (5,026)       (5,026)
Issuance of restricted shares                              (320)                  (123,790)        1,086           766
Amortization of
  restricted shares                                         352                                                    352
Stock options exercised                                    (191)                   (37,979)          328           137
Net income                                                             5,928                                     5,928
Dividends paid
  ($.12 per share)                                                      (756)                                     (756)
Balance at
September 30, 1995               6,883,105      1,377    31,510       45,043       936,783        (8,559)       69,371


Forfeiture of
  restricted shares, net                                     40                      4,750           (40)
Purchase of treasury shares                                                        319,600        (3,565)       (3,565)
Issuance of restricted shares                              (434)                  (224,522)        2,051         1,617
Amortization of
  restricted shares                                         377                                                    377
Stock options exercised                                    (336)                   (50,081)          462           126
Capital contribution                                         74                                                     74
Net income                                                             9,355                                     9,355
Dividends paid
  ($.12 per share)                                                      (728)                                     (728)
Balance at
September 30, 1996               6,883,105    $ 1,377  $ 31,231     $ 53,670       986,530     $  (9,651)    $  76,627



most talented people in our business, highly skilled individuals who

Notes to Consolidated Financial Statements

NOTE ONE


Significant Accounting Policies

    Interstate/Johnson Lane, Inc. ("the Company") is a Charlotte, North Carolina-based holding company which, through its principal subsidiary, Interstate/ Johnson Lane Corporation ("IJL"), and other subsidiaries, engages in securities and futures brokerage for individual and institutional investors, market-making and underwriting of municipal and corporate securities, investment management, investment banking and other financial advisory services, and the sale of mutual funds, annuities and other financial products. Many of these activities are sensitive to marketplace trading volumes and to interest rate conditions. All intercompany balances and transactions have been eliminated.

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

    Goodwill is recorded at cost less accumulated amortization of $4.4 million at September 30, 1996, and $3.8 million at September 30, 1995. This amount represents the excess of cost over fair value of net assets acquired, which is being amortized over 30 years on the straight-line method.

    Buildings and improvements, and office facilities and equipment are stated at cost, less accumulated depreciation and amortization of $4.5 million and. $16.9 million, respectively, at September 30, 1996, and $3.8 million and $13.7 million, respectively, at September 30, 1995. Depreciation and amortization are provided by using the straight-line method over an asset's estimated useful economic life.

    Primary earnings per share are based on weighted average shares outstanding after consideration of the potential dilutive effect of certain common stock equivalents. Fully diluted earnings per share also include equivalent shares for the dilutive effect of stock options, contingent stock awards, and the assumed conversion of the convertible subordinated debentures, after appropriate adjustment for interest expense.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

    Certain 1995 and 1994 amounts have been re-classified for comparative purposes in 1996.



NOTE TWO



Cash and Securities Segregated

for Regulatory Purposes


    Segregated for the exclusive benefit of clients at September 30, 1996, under the provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") were cash and U.S. government securities collateralizing approximately $80.5 million of securities resale agreements. Also segregated under the Commodities Exchange Act was cash of $1,000.



NOTE THREE



Trading Securities Owned/

Securities Sold but

Not Yet Purchased


    Securities owned and securities sold but not yet purchased consist of long and short positions, respectively, in trading accounts.




(ALL DOLLARS IN THOUSANDS)



                            TRADING          TRADING SECURITIES
                           SECURITIES         SOLD BUT NOT YET
                           OWNED               PURCHASED
                       1996       1995        1996       1995
U.S. government/
   agency securities  $ 4,948    $12,326    $63,909    $24,184
Mortgage-backed
   securities          32,854     21,796          -          -
Corporate debt          2,643     15,871        231        195
Corporate stocks        2,849      4,247      1,594        737
State and
   municipal debt      16,502     21,509         50        189
                      $59,796    $75,749    $65,784    $25,305


believe in building strong and lasting relationships. ~ We are committed

NOTE FOUR

Short-Term Borrowings
    Bank loans are obtained from time to time to finance trading securities owned by IJL (of which a substantial portion is pledged as collateral) and are payable on demand. At September 30, 1996, IJL had $155 million of unused call loan facilities. Interest rates on all such loans generally fluctuate with the lending institutions' respective broker loan rates; the weighted average interest rate for the year was 5.84%.

NOTE FIVE

Notes Payable
    Notes Payable Notes payable to various entities at September 30, 1996 and 1995, consisted of the following:



(ALL DOLLARS IN THOUSANDS)                1996                1995


10% note with monthly payments
    of $58,127 and a balloon pay-
    ment due December 31, 1996             -                  $6,672
9.5% note with minimum
    monthly payments of $75,000          $5,334                  -
   and a balloon payment on
   December 31, 1999
Note, bearing interest at 90-day
   adjusted libor plus 1.5%, with
   interest paid monthly and a
   single payment of principal
    due December 20, 1995                   -                  1,100
Note, bearing interest at 30-day
   libor adjusted every 30 days
   with monthly payments of
   $33,000 and a balloon payment
   due on February 1, 1998                  874                  -
                                         $6,208              $7,772


    The current notes represent refinancings of the 1995 obligations.

    The net book value of buildings and improvements collateralizing $5.3 million of these notes was $4.9 million at September 30, 1996.


    Approximate maturities of notes in each of the next five years are as follows:

YEAR ENDING SEPTEMBER 30                       (ALL DOLLARS IN THOUSANDS)
1997         ........................................................$    909
1998       ........................................................     1,045
1999      ........................................................        518
2000       ........................................................     3,736
Thereafter  ..................................................            -



NOTE SIX

Long-Term Subordinated Debt
Borrowings under subordination agreements are as follows:

(ALL DOLLARS IN THOUSANDS)                                 1996         1995
7.75% convertible subordinated
        debentures, due March 31, 2011                $20,999         $20,999




    The subordinated debentures are convertible into common stock at $17.75 per share, and are redeemable at the option of the Company at par. Beginning in 2001 the debentures require an annual sinking fund of $1,050,000, calculated to retire 50% of the debentures prior to maturity. Under the indenture, conversions satisfy the scheduled sinking fund requirements.

NOTE SEVEN


Commitments and Contingencies
    Leases for office space and equipment are accounted for as operating leases. Approximate minimum rental commitments under noncancelable leases, some of which contain escalation clauses and renewal options, are as follows:

YEAR ENDING SEPTEMBER 30                                        MILLIONS
1997   ........................................................ $   9.1
1998   ........................................................     6.0
1999   ........................................................     3.6
2000   ........................................................     1.5
2001   ........................................................     0.6
Thereafter  ..................................................      4.5
                                                                   -----
                                                                   $25.3
                                                                   -----




to ensuring superior financial performance. Our responsibility to our

Notes to Consolidated Financial Statements
    Lease expense was $7.8 million in 1996, $7.4 million in 1995 and $7.1 million in 1994.

    In connection with its involvement as a general partner and/or placement agent of various real estate limited partnerships, the Company has guaranteed certain obligations of limited partners and, with others, has jointly or severally guaranteed mortgage loan obligations of some of the partnerships. At September 30, 1996, contingent liabilities under these obligations amounted to approximately $2.1 million in the aggregate.

    In lieu of margin deposits with certain clearing agencies, IJL had $3.0 million outstanding at September 30, 1996, on a $20 million irrevocable letter of credit issued by a commercial bank.


NOTE EIGHT




Legal Proceedings


    The Company is involved in certain litigation arising in the ordinary course of business. While some actions seek substantial damages, management believes, based upon discussion with counsel, that the outcome of this litigation will not have a material effect on the Company's financial position. The materiality of these legal matters to the Company's future operating results depends upon the level of future results of operations as well as the timing and ultimate resolution of such legal matters.



NOTE NINE



Financial Instruments with

Off-Balance-Sheet Risk


    IJL's business activities involve the execution, settlement and financing of securities transactions generating accounts receivable, and thus may expose IJL to financial risk in the event a client or other counterparty is unable to fulfill its contractual obligations. IJL controls the risk associated with collateralized loans by revaluing collateral at current prices, monitoring compliance with applicable credit limits and industry regulations, and requiring the posting of additional collateral when appropriate.


    Obligations arising from financial instruments sold short in connection with its normal trading activities expose IJL to risk in the event market prices increase, since it may be obligated to repurchase those positions at a greater price. IJL's short selling primarily involves debt securities, which are typically less volatile, in periods of stable interest rates, than equities or options.

    Forward and futures contracts provide for the seller agreeing to make delivery of securities or other instruments at a specified future date and price. Risk arises from the potential inability of counterparties to honor contract terms, and from changes in values of the underlying instruments. At September 30, 1996, IJL's commitments included forward purchase and sale contracts, involving mortgage-backed securities with long market values of approximately $109.1 million and short market values of approximately $96.0 million, and futures sales contracts with short values of $8.5 million used primarily to hedge municipal bonds. While the Company may from time to time participate in the trading of some derivative securities for its clients, this trading is not a significant portion of the Company's business.

    IJL enters into resale agreements, whereby it lends money by purchasing U.S. government/agency or mort-gage-backed securities from clients or dealers with an agreement to resell them to the same clients or dealers at a later date. Such loans are collateralized by the underlying securities, which are held in custody by IJL and may be converted into cash at IJL's option. In addition, IJL monitors the market value of the collateral, and issues margin calls as necessary according to the credit-worthiness of the borrower. Approximately 93% of all loans under securities resale agreements at September 30, 1996, were made to four counterparties.

    IJL incurs risk in underwriting public securities offerings to the extent that prospective buyers fail to purchase the securities. The Company attempts to mitigate this risk through due diligence carried out prior to undertaking the contractual obligation.


NOTE TEN




Employee Stock Plans


    The Company has two stock option plans under which 370,000 shares with tandem stock appreciation rights were reserved at September 30, 1996 and 1995. In fellow employees and our shareholders demands that the firm function addition, the Company has a stock award plan under which 1,800,000 shares were reserved at September 30, 1996, and September 30, 1995, for issuance of restricted stock, contingent stock awards, or stock options. Options granted are at or above the market value of the shares at the date of grant. Options generally become exercisable at the rate of one-third each year as of one year after the date of grant, and expire 10 years thereafter.

Information with respect to options under the


                                                NUMBER OF OPTIONS   OPTION PRICE
                                                 OUTSTANDING          PER SHARE
September 30, 1993                               295,260             $2.25-12.75
     Cancelled                                    (2,000)
     Exercised                                   (60,848)              2.25-7.50
September 30, 1994                               232,412              2.25-12.75
     Cancelled                                    (8,000)
     Exercised                                   (37,979)              2.25-6.00
September 30, 1995                               186,433              2.25-12.75
     Cancelled                                   (32,500)
     Exercised                                   (59,833)              2.25-9.63
September 30, 1996                                94,100               6.00-9.15



    At September 30, 1996, options to purchase 94,100 shares were exercisable, and no stock appreciation rights had been granted. The Company awarded 224,522 and 123,790 restricted shares from treasury stock during 1996 and 1995, respectively.




NOTE ELEVEN


Qualified Employee Benefit Plans


    IJL sponsors a Profit-Sharing and Capital Accumulation Plan (CAP) and an Employee Stock Ownership Plan (ESOP), both of which are qualified under the Employee Retirement Income Security Act (ERISA). Under the CAP, eligible employees may defer a portion of their first $100,000 of annual compensation, pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. IJL may match employee deferrals up to the first 3% of eligible compensation. Provisions of the ESOP call for the IJL Board of Directors to establish the amounts to be contributed each year. All employees with one calendar quarter of service are eligible to participate in both plans. Company contributions to the plans are made so as not to exceed the maximum amounts allowable as deductions under the Internal Revenue Code and totaled approximately $1.7 million in 1996, $1.2 million in 1995, and $1.5 million in 1994.


NOTE TWELVE


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

    Income tax expense recorded for financial reporting purposes is comprised of the following items:


  (ALL DOLLARS IN THOUSANDS)
                    1996       1995      1994
Current:
  Federal          $ 8,260     $1,524     $2,269
  State              1,613        998      1,054
                     9,873      2,522      3,323
Deferred:
  Federal           (3,270)     1,611      1,897
  State               (365)      (198)       165
                    (3,635)     1,413      2,062
Total tax expense  $ 6,238     $3,935     $5,385


    Deferred tax expense or benefit results from different timing in the recognition of certain revenue and expense items for income tax and financial statement purposes. The sources of these differences and the tax effect of each are as follows:



(ALL DOLLARS IN THOUSANDS)  1996      1995        1994
Compensation and
  benefits             $  (1,201)    $ (640)    $  (742)
Real estate, bad debt
  and other expenses         (12)       846       1,131
Partnership tax losses      (745)       154         144
Tax credits                    -        353       1,276
Other                     (1,677)       700         253
  Deferred tax
    expense (benefit)  $  (3,635)    $1,413     $ 2,062






as productively and cost-effectively as possible. We will work to grow

Notes to Consolidated Financial Statements

    The principal differences between the federal statu-tory rate and the effective income tax rate are as follows:



                             1996       1995    1994
Federal statutory rate       35.0%     34.0%     35.0%
State taxes, less federal
  benefit                     5.2       5.4       6.0
Tax-exempt interest, net     (3.4)     (4.8)     (2.9)
Goodwill amortization         1.3       2.0       1.5
Other                         1.9       3.3       1.0
Effective tax rate           40.0%     39.9%     40.6%


    Cumulative deferred taxes not yet realized are included in the statement of financial condition on a net basis as deferred tax assets or liabilities. At September 30, 1996 and 1995, these were comprised of the following:


  (ALL DOLLARS IN THOUSANDS)  1996      1995
Deferred tax assets:
  Compensation and benefits  $4,279    $3,103
  Real estate, bad debt and
    other expenses            1,193       943
  Tax credits                     -       378
                              5,472     4,424
Deferred tax liabilities:
  Partnership t ax losses       171       924
  Other                         300     2,134
                                471     3,058
Net deferred tax assets      $5,001    $1,366

NOTE THIRTEEN

Net Capital Requirements
    As a registered broker-dealer and member of the New York Stock Exchange, IJL is subject to the SEC's uniform net capital rule. IJL has elected to operate under the alternative method of the rule, which prohibits a broker-dealer from engaging in any transactions when its "net capital" is less than 2% of its "aggregate debit balances" arising from client transactions, as these terms are defined in the rule. The Exchange may also impose business restrictions on a member firm if its net capital falls below 5% of its aggregate debit balances. IJL is also subject to the Commodity Futures Trading Commission minimum net capital requirement.

    At September 30, 1996, IJL's net capital was $39.8 million, or 15.7% of its aggregate debit balances, and approximately $34.7 million in excess of its minimum regulatory requirements.



revenues, streamline procedures and to be innovative and unbureaucratic.

Interstate / Johnson Lane,
  Incorporated


PRINCIPAL OFFICERS & DIRECTORS

Claude S. Abernethy, Jr.

SENIOR VICE PRESIDENT
INTERSTATE/JOHNSON LANE CORPORATION


Parks H. Dalton (3)

CHAIRMAN OF THE BOARD


John B. Ellis (2) (3)

PRIVATE INVESTOR


Peter R. Kellogg (1) (2) (3)

SENIOR PARTNER AND CHIEF EXECUTIVE OFFICER
SPEAR, LEEDS & KELLOGG


The Hon. J. Alex McMillan, III (1) (2)

PRESIDENT
THE MCMILLAN GROUP


James H. Morgan

PRESIDENT AND CHIEF EXECUTIVE OFFICER


Dudley G. Pearson

SENIOR VICE PRESIDENT
INTERSTATE/JOHNSON LANE CORPORATION


Edward C. Ruff

CHIEF FINANCIAL OFFICER


Grady G. Thomas, Jr.

SENIOR VICE PRESIDENT
INTERSTATE/JOHNSON LANE CORPORATION


J. David T. Johnson

DIRECTOR EMERITUS

(1)  AUDIT COMMITTEE MEMBER
(2)  COMPENSATION & STOCK PLANS COMMITTEE MEMBER
(3)  NOMINATING COMMITTEE MEMBER



   Interstate / Johnson Lane
     Corporation

EXECUTIVE OFFICERS & DIRECTORS

Douglas R. Aldridge

SENIOR MANAGING DIRECTOR
PRIVATE CLIENT GROUP


Edwin A. Dalrymple, Jr. (1)

SENIOR MANAGING DIRECTOR
PRIVATE CLIENT GROUP


Parks H. Dalton

CHAIRMAN OF THE BOARD


Harvey D. Harrelson (1)

SENIOR MANAGING DIRECTOR
FIXED INCOME CAPITAL MARKETS GROUP


John H. Haynie

SENIOR MANAGING DIRECTOR
OPERATIONS


Michael D. Hearn

SENIOR MANAGING DIRECTOR, SECRETARY AND
GENERAL COUNSEL


James H. Morgan (1) (2)

PRESIDENT AND CHIEF EXECUTIVE OFFICER


Edward C. Ruff (1) (2)

SENIOR MANAGING DIRECTOR AND
CHIEF FINANCIAL OFFICER


Lewis F. Semones, Jr. (1) (2)

SENIOR MANAGING DIRECTOR
STRATEGIC PLANNING AND BUSINESS DEVELOPMENT



(1) MANAGEMENT COMMITTEE

(2) OFFICE OF THE PRESIDENT



We are committed to improving the communities in which we live and

Office Locations
Corporate Headquarters

Interstate Tower
121 W. Trade Street
P.O. Box 1012
Charlotte, NC
28201-1012
(704) 379-9000
http://www.ijl.com

Georgia

 Albany      Columbus      Rome
 Athens      LaGrange      Savannah (2)
 Atlanta (2) Macon         Statesboro
 Augusta (2) Marietta      Warner-Robins

New York

 New York City


North Carolina
 Asheville     Hendersonville      North Wilkesboro
 Brevard       Hickory             Pinehurst
 Chapel Hill   High Point          Raleigh
 Charlotte (4) Kinston             Roanoke Rapids
 Clinton       Lenoir              Salisbury
 Fayetteville  Morehead City       Sanford
 Gastonia      Morganton           Shelby
 Goldsboro     Murphy              Statesville
 Greensboro    New Bern            Wilmington
 Greenville    Newton              Winston-Salem

South Carolina

Anderson      Greenville       Rock Hill
Charleston    Greenwood      Spartanburg
Columbia      Kiawah Island
Florence      Myrtle Beach

Virginia
Richmond    Roanoke      Virginia Beach



Common
Stock Price
Fiscal 1996

              high        low
  4th Q     $12 5/8         $11
  3rd Q      12 1/4          10 5/8
  2nd Q      11 3/4          10 3/4
  1st Q      10 5/8           9 5/8


Common
Stock Price
Fiscal 1995
              high        low
  4th Q     $11            $  9 3/4
  3rd Q      10 1/8           9 5/8
  2nd Q       9 7/8           7 5/8
  1st Q       8 1/4           7 1/4



Investor Information

Operating Subsidiaries

CapTrust Financial Advisors, LLC
Interstate/Johnson Lane Corporation
ISC Futures Corporation
ISC Realty Corporation
Sovereign Capital Management, Inc.
        d/b/a Sovereign Advisers, Inc.


Common Stock

Ticker Symbol: IJL
New York Stock Exchange
At November 29, 1996, there were
approximately 980 shareholders of record.


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


Shareholder Inquiries

    Transfer Agent or Michael D. Hearn, Secretary (704) 379-9000


Security Analyst Inquiries

    Edward C. Ruff, Chief Financial Officer (704) 379-9000


Form 10-K

    Interstate/Johnson Lane's Form 10-K report to the Securities and Exchange Commission for fiscal 1996 is available upon written request to C. Fred Wagstaff III, Controller.


Annual Meeting

    The annual meeting of shareholders will be held at 3:00 p.m. on January 21, 1997, at the Radisson Plaza Hotel, Two NationsBank Plaza, Charlotte, North Carolina. Shareholders of record as of November 29, 1996, will be entitled to vote at this meeting.



work. We will encourage all employees to become actively involved in

(PHOTOGRAPH OF THE STOCK MARKET APPEARS HERE.)


community service, especially in efforts to improve educational

(PHOTOGRAPH OF A WOMAN AT A DESK APPEARS HERE.)

(PHOTOGRAPH OF A BUILDING WITH PEOPLE OUTSIDE OF IT APPEARS IN THE BACKGROUND OF THE PAGE.)


opportunities for children and youth, and to improve their daily lives.