Form 10-K, Exhibit 13
period 1997-09-30
INTERSTATE JOHNSON LANE INC
filed 1997-12-29
CIK 771296

                               1997 Annual Report


                    (Photo of IJL building in Charlotte, NC)


                                      IJL
                            Interstate/Johnson Lane

                    (photo of an arial view of Charlotte, NC)


                                Table of Contents

                             Letter to Shareholders
                                        3

                        A Portfolio of Financial Services
                                        6

                       Management's Discussion & Analysis
                                       20

                          Audited Financial Statements
                                       24

                              Officers & Directors
                                       34

                              Investor Information
                                       35

                                    SUCCESS
                                   RADIATING
                                 FROM A STRONG
                                   FINANCIAL
                                    CENTER.

IJL

Interstate/Johnson Lane is a full-service securities firm that has offered clients solid advice and impeccable service for more than 60 years. Based in Charlotte, North Carolina, IJL is one of the largest independent brokerage firms headquartered in the Southeast. -- IJL's portfolio of financial services is designed to meet the needs of a broad range of clients. The company has nearly 1,400 employees, including approximately 440 financial consultants serving individual investors through its network of 62 brokerage offices located in North Carolina, South Carolina, Georgia and Virginia. In addition, IJL has a sales force of approximately 70 professionals who provide a full range of financial products and services to institutional investors throughout the United States and abroad. The company also offers investment banking services to corporations, state and local governments and public agencies. Trading desks in Atlanta and Charlotte make markets in the common stocks of approximately 200 companies traded on NASDAQ. -- Our firm's reputation is founded on strong client relationships that stand the test of time. Our long-standing tradition of diligent service and unwavering fidelity to the best interests of our clients makes us one of the Southeast's leading investment firms.

                         (background photo of a globe)

--------------------------------------------------------------------------------
--INTERSTATE/JOHNSON LANE IS COMMITTED TO BEING THE SOUTHEAST'S
--------------------------------------------------------------------------------

                           (Photo of Parks H. Dalton)


                               TO OUR SHAREHOLDERS

     The first year I was in the securities industry, IBM was putting the finishing touches on its first computer, the first commercial jetliner was introduced, color was just starting to appear on television -- and the Dow Jones Industrial Average closed at 291.90.
     Forty-four years later, we think nothing of logging on to the computer, checking in for a flight, surfing the TV channels -- or seeing the Dow top 7,000. It is fascinating to see how the unimaginable has become commonplace, how we seem to take change in stride. Progress is not just achieved; it is assumed.
     In these final months before I step down as chairman, I have reflected on my four-plus decades in the securities industry -- first with Interstate Securities, then as a leader of the merged Interstate/Johnson Lane. The years have been a rich and varied mixture -- often exhilarating, sometimes exhausting, always challenging and infinitely rewarding. The growth and success of IJL is a great story, and I am proud to have played one small part in it.
     At the close of the shareholders' meeting in January, I will turn the chairman's gavel over to Jim Morgan, totally confident that he has the intelligence, business acumen -- and most importantly, the character -- to take IJL to new heights.
     To our shareholders, I offer my thanks for allowing IJL the opportunity to be part of your lives. You may be sure that Jim and his team will continue to work on your behalf.


                              /s/ Parks H. Dalton
                                 Parks H. Dalton
                             Chairman of the Board


                                       2


--------------------------------------------------------------------------------
LEADING INVESTMENT FIRM.--WE WILL ENHANCE CLIENTS' FINANCIAL SUCCESS BY
--------------------------------------------------------------------------------

                            ------------------------
                            DEAR FELLOW SHAREHOLDERS
                            ------------------------

Fiscal 1997 was an exceptional year for IJL and for the clients and shareholders we serve. Revenues and earnings reached historic highs, and the investable assets entrusted to our Private Client Group grew by 45 percent to nearly $15 billion. Several of our business units set new records, and two exciting new initiatives were successfully launched. All of the above, combined with a positive environment for financial services stocks, resulted in a doubling of the price of our common stock.
     By all of these short-term measures, the performance of your firm was noteworthy. More significantly, we continued to make excellent progress in positioning IJL for future success. Our core businesses are stronger today than they have ever been, giving us the flexibility to explore new ideas and try new approaches that will keep us at the forefront of our industry into the next century.
     For the fiscal year ended September 30, 1997, net income increased 16.0 percent to a record $10.9 million, or $1.68 per share, from $9.4 million, or $1.55 per share, in fiscal 1996. Total revenues for fiscal 1997 rose to $233.5 million from last year's $208.8 million.
     A strong economy and robust financial markets provided an excellent investment climate, enabling us to achieve superior results and outperform our industry peer group in several key measures.
     The hard work of our veteran financial consultants, coupled with our success in attracting seasoned producers and the development of new financial consultants, gave the Private Client Group a starring role in fiscal 1997's performance. In rising markets, it becomes easy for financial consultants to take their clients' satisfaction for granted. At IJL, communication with clients remains a high priority, and FCs have worked diligently through this market to strengthen relationships. The numbers speak to their success, with assets under supervision and individual productivity breaking records.
     The Fixed Income Capital Markets Group, despite a volatile and sometimes difficult bond market environment, achieved its goals of improving productivity and operating profits. An aggressive recruiting program brought more quality producers to the firm and helped increase revenue by 23 percent. Municipal finance revenues increased by more than 30 percent, and the number of senior managed financings doubled. In fiscal 1997, IJL participated in nearly 40 percent of all the negotiated municipal transactions originated in the Carolinas and Georgia.
     A restructuring of the Equity Capital Markets Group that began in 1996 continued in 1997 and resulted in an 11 percent rise in revenues. It is gratifying to see a magazine page filled top to bottom with IJL "tombstones" -- notifications of our involvement as a manager or co-manager in a corporate financing. During the past year, the investment banking, research, sales and trading teams have sharpened their focus on companies in seven key business sectors, each with a significant presence in the Southeast. We see this group playing an increasingly larger role in the financial performance of IJL and feel confident that the right team is in place to keep the revenue and profit lines on a steady rise.

                                     FOR HIS
                                   LEADERSHIP,
                                     FOR HIS
                                   INTEGRITY,
                                     FOR HIS
                                     WISDOM,
                                     FOR HIS
                                    QUIET AND
                                    SELFLESS
                                     EFFORTS
                                    ON BEHALF
                                   OF OTHERS,
                                   WE DEDICATE
                                   THIS YEAR'S
                                     ANNUAL
                                    REPORT TO
                                      PARKS
                                     DALTON.

                                       --

                                    WHILE HIS
                                     ACTIVE
                              MANAGEMENT ROLE WILL
                                    CEASE, WE
                                    ALL WILL
                              CONTINUE TO VALUE HIS
                                   ADVICE AND
                                   COUNSEL IN
                                    THE YEARS
                                   AHEAD AS A
                               PROFESSIONAL AND AS
                                    A FRIEND.

                           (Photo of James H. Morgan)
                                 James H. Morgan
                                  President and
                            Chief Executive Officer


                                       3


--------------------------------------------------------------------------------
DELIVERING SUPERIOR IDEAS, PRODUCTS, AND SERVICE, AND OUR INVESTMENT ADVICE
--------------------------------------------------------------------------------

     The Interstate Group offers third-party research and equity and options execution to a nationwide client base of institutional investors and money managers. While this business has experienced dramatic growth for most of this decade, intensified regulatory focus on the activities of money managers slowed the growth rate in fiscal 1997. Nevertheless, the Interstate Group continues to be one of our major sources of revenues and profits.
     In all of these principal businesses, we are committed to finding better ways of doing what we do best -- building personal relationships with clients and adding value to those relationships through sound financial advice that successfully provides solutions and fills needs. In fiscal 1997, that commitment drove us to travel two new paths, journeys that have brought us to new locations and provided exciting new opportunities.
     CapTrust Financial Advisors, LLC, our second broker-dealer, was in its infancy at this time last year. Today, there are three CapTrust offices in operation, two scheduled for opening shortly, and an impressive list of potential candidates. CapTrust was created to meet the needs of consulting-oriented financial advisors who want to have the freedom and flexibility to make independent business decisions but still have access to the highest quality research and support services. By leveraging our existing services and selectively adding to them, we are providing quality advantages to both the CapTrust and IJL professionals. We are convinced that CapTrust is the premier business option for a select group of financial advisors around the nation and remain confident that it will offer significant revenue and income potential for your firm.
     Fiscal 1997 also marked the launch of the Keen Vision Fund, an investment limited partnership that provides investors with the opportunity to play both offense and defense in the stock market by capitalizing on overvalued and undervalued stocks. All 99 investor openings were quickly filled, and the Fund commenced operation with a $23 million capital base. As the fiscal year ended, Keen Vision Fund II was opened; we anticipate that it, too, will be appealing to our clients as a tool for responding to volatility in the markets.
     Recognizing the significant opportunities for IJL clients and shareholders to benefit from the Keen Vision Funds, we made the decision to focus our investment advisory efforts in that area by creating a new subsidiary, IJL Capital Management, and exiting the individually managed portfolio business through the sale of Sovereign Advisers.

In March, we announced the call for redemption of our $21 million outstanding 7-3/4% convertible subordinated debentures. The call was successfully completed on April 17, with $16 million of the debentures redeemed for cash, and $5 million converted into approximately 283,000 shares of the company's common stock. With our stock trading close to the conversion price, this action eliminated the potential for significant dilution of earnings per share.
     In April, B. Franklin Skinner, the retired CEO of BellSouth Telecommunications and a highly respected civic and community leader in Atlanta, joined our Board of Directors, and in October, Minor Mickel Shaw, a distinguished business leader from Greenville, S.C.,



                                  NET REVENUES
                              Dollars in Millions
                                   1993-1997

(Bar graph appears here with the following plot points)

 1993           1994           1995           1996           1997
151,342        147,880        151,458        187,649        213,701


                               PERMANENT CAPITAL
                             SHAREHOLDERS' EQUITY &
                                 LONG-TERM DEBT
                              Dollars in Millions
                                   1993-1997

(Bar graph appears here with the following plot points)

 1993           1994           1995           1996           1997
81,362         88,969         90,370         97,626         104,813

                                 PRIVATE CLIENT
                                GROUP PRODUCTION
                              Dollars in Millions
                                   1993-1997


(Bar graph appears here with the following plot points)

 1993           1994           1995           1996           1997
73,832         73,494         81,271        101,956         116,693


                                       4

--------------------------------------------------------------------------------
WILL STAND THE TEST OF TIME, THE BUILDING AND MAINTAINING OF LONG-TERM
--------------------------------------------------------------------------------
came on board. We are fortunate to be able to draw on the experience of such outstanding individuals who share our values and understand our mission. Another significant board change will take place in January, when Claude Abernethy steps down. We thank Claude for his four decades of board service, and look forward to his continued contributions as a valued member of the Private Client Group.
     We ended the year, not at rest or on a coast, but with strong forward momentum, and we expect 1998 to be another positive year. This optimism is fueled by a full schedule of municipal bond financings, a wealth of investment banking opportunities, and a growing list of talented professionals who are on, or want to be part of, our team. We see the continued growth of our fee-based products and services, which offer insulation against the vagaries of the market, and plan the roll-out of a new generation of software embracing Internet technology that will make it even easier for our employees and clients to gather and access information. The move of our corporate headquarters to the new IJL Financial Center this coming Spring will allow us to work together more efficiently than ever before and will provide even greater visibility for the "new IJL."
     We are watching with interest the consolidation taking place in our industry accompanied by the drumbeat of assertions that "bigger is better." One of the great strengths of IJL is the intimate relationships we build with clients -- and with each other as members of a closely knit team. We are not all things to all people, nor do we wish to be.
     Holding to our core values served our clients and shareholders extraordinarily well in 1997 and gave IJL the financial results you see in this report. We sincerely thank our employees, whose efforts to carry out the IJL mission have contributed so much to our success as a firm.

Finally, when speaking about those who have made a difference, a special note must be made of the contributions of Parks Dalton. He built this firm, branch by branch, business by business, then built the team that will carry forward as he steps down as chairman. His commitment to excellence set the standard for which IJL is known today.
     For his leadership, for his integrity, for his wisdom, for his quiet and selfless efforts on behalf of others, we dedicate this year's annual report to Parks Dalton. While his active management role will cease, we all will continue to value his advice and counsel in the years ahead as a professional and as a friend.
     Parks, you embody all that is good about our industry and our firm. For 44 years of commitment and caring, on behalf of everyone involved with IJL, both past and present, I thank you.


                              /s/ James H. Morgan
                                 James H. Morgan
                      President and Chief Executive Officer


                              AVERAGE PRODUCTION
                               PER PRIVATE CLIENT
                                    GROUP FC
                              Dollars in Thousands
                                   1993-1997


(Bar graph appears here with the following plot points)

 1993           1994           1995           1996           1997
 200            185            201            244            274


                              PRIVATE CLIENT GROUP
                                  ASSETS UNDER
                                   MANAGEMENT
                              Dollars in Billions
                                   1993-1997

(Bar graph appears here with the following plot points)

 1993           1994           1995           1996           1997
5,594,957      6,269,415      8,327,979     10,568,347     14,659,534


                                   BOOK VALUE
                                   PER SHARE
                                   1993-1997

(Bar graph appears here with the following plot points)

 1993           1994           1995           1996           1997
 9.13           10.74          11.67          13.00          14.56



                                       5


--------------------------------------------------------------------------------
RELATIONSHIPS WILL BE CENTRAL TO OUR DAILY LIVES.--WE WILL MAINTAIN A
--------------------------------------------------------------------------------

                    (Photo of IJL building in Charlotte, NC)




                                       6


--------------------------------------------------------------------------------
WORK ENVIRONMENT THAT IS EXCEPTIONAL IN ITS EMPHASIS ON PERSONAL EXCEL
--------------------------------------------------------------------------------

                                SUCCESS RADIATING
                                  FROM A STRONG
                                FINANCIAL CENTER

Build a team of skilled and experienced professionals. Knit them tightly together with a spirit of collaboration and a commitment to excellence. Give them the technology and staff support they need to excel.
     That is the core of IJL, and from that strong center, success radiates to our clients across the Southeast and beyond. IJL's business groups stand tall on their own, but when they come together into a single financial source, synergies develop, the firm grows stronger and clients can draw on a much richer supply of products and services.
     We are a textbook study in the power of building relationships.
     IJL financial consultants in branch offices in the Carolinas, Georgia and Virginia work with individual clients and small businesses on a wide range of portfolio management and financial planning needs. Municipalities and public institutions know IJL's reputation for providing superior service, and they ask for our help in underwriting debt financings -- issues that are especially attractive to our clients. Fixed-income sales and trading desks help price and distribute these issues to individual investors and to institutional clients across the country.
     Our research analysts focus on industries of strong importance to the Southeast -- and to our clients, who use that research information to make investment decisions. Word of our success grows, and businesses -- many led by individuals who know and trust us with their personal finances -- look to IJL for assistance in public offerings, private equity and debt placements, and mergers and acquisitions. The confidence corporate clients have in IJL inspires the confidence of their employees and their customers in us as well.
     The circles grow ever wider.
     Our new corporate headquarters, the IJL Financial Center, is aptly named, for it has been designed to draw the business groups more closely together. From the open floor plans to the meeting and teleconferencing centers to the design of shared work space, it will encourage teamwork and enable employees to more creatively work with one another. For our established businesses as well as our newer ones, the IJL Financial Center will be the ideal center point, a base from which to grow and explore.
     IJL is an old, established and reliable firm with a time-honored commitment to providing service of exceptional quality. While proud of our history, we know that the solutions of the past will not solve the problems of tomorrow. The people of IJL are on a continuous learning expedition, searching for better ways to do what we do best.
     Old values. New approaches. Fuse them together, and the opportunities for success are unlimited.


--------------------------------------------------------------------------------
LENCE, TEAMWORK AND COMMITMENT TO THE FIRM'S SUCCESS. OUR SUCCESS WILL BE
--------------------------------------------------------------------------------

                              --------------------
                              Private Client Group
                              --------------------

When markets are strong and assets are growing, there is a great temptation in our industry to relax. The Private Client Group enjoyed just such a climate in fiscal 1997, but there wasn't the slightest inclination to ease up. The PCG enthusiastically seized the opportunity to gather new assets, enhance services, improve skills and attract new talent.
     During the past several years, IJL has focused its efforts on building a team of experienced and resourceful investment professionals who embrace the idea of total portfolio management. In fiscal 1997, we began to reap the rewards of those efforts. The result was a record year in which the Private Client Group grew, both in size and in strength. Total revenues were $118 million versus $103 million the prior year. Revenue per financial consultant continued its impressive growth, rising by 11 percent. Most impressively, the total value of assets entrusted to us increased by 44 percent, approaching $15 billion.
     While it was an excellent year for our industry overall, IJL is pulling ahead and gaining a strong competitive advantage. Independent industry statistics show that IJL's growth trend in revenue and assets consistently has exceeded those of our peers in the past several years.

(Two photos appear here)

     During the year, we established Private Client Investment Services, placing all the investment services under common leadership and giving our efforts a higher level of coherence, consistency and coordination. This new infrastructure already has resulted in significant improvements in our ability to communicate with each other more effectively, to generate fresh ideas, and to recommend new and successful strategies for our clients.
     Our future growth is predicated on our ability to attract new talent into the firm and to provide our seasoned FCs new tools to enhance client service. In fiscal 1997, the PCG implemented the most extensive training curriculum in its history -- a three-pronged effort targeted at new financial consultants, experienced producers and branch managers. A record number of new FCs were trained during the year, with even more graduates slated for fiscal 1998. In addition, we are enhancing the professionalism and knowledge of our branch office support staff to ensure that our clients receive the best possible service.
     Our experienced FCs had the opportunity to attend several continuing education conferences as well as symposiums on a variety of topics, including equity and fixed-income strategies, investment consulting services, IRA rollovers, the Taxpayer Relief Act of 1997, and personal trusts. For our branch managers we instituted three new management development programs and launched the Branch Manager's Leadership Circle to recognize and reward superior performance in the training and development of FCs, recruiting, asset growth and client service.
     We have been successful in attracting top financial consultants, and as consolidations in our industry turn more and more firms into small pieces of ever larger puzzles, the interest in what IJL has to offer as the leading independent regional firm in the

                                       8


--------------------------------------------------------------------------------
MEASURED BY THE DEGREE TO WHICH INDIVIDUALS, INSTITUTIONS, CORPORATIONS,
--------------------------------------------------------------------------------

Southeast continues to grow. Our most enduring strength is the talented and highly professional individuals who comprise our firm. Top financial consultants in our industry understand the value that comes from a corporate culture built on close personal relationships, both externally with clients and internally with each other.
     In many competitive firms, face-to-face communication has been replaced by written manuals and punch-a-number recordings. While we recognize the potential of technological advances such as our internal Intranet site, the PCG Infonet, we value communication with each other on a personal level and working as a team -- qualities that seem to be growing more scarce in our business.

(Two photos appears here)

     While we continue to expand our presence in the communities where we already do business, we remain committed to selectively expanding into new geographic markets throughout the Southeast. We are primed to take advantage of opportunities to add consultants who share our values and embrace our vision of the future.
     We continue to view technology as a critical component in serving our clients -- the technology our own team is using, as well as the technology clients are using in their homes and offices. We have continued to upgrade computer workstations, to increase the capabilities of the PCG Infonet, and to introduce more sophisticated software to enable our FCs to manage client relationships more efficiently. In addition, we expanded our Internet presence [www.ijl.com] last year and enhanced our clients' ability to access their accounts electronically.
     IJL has built a loyal client base by providing exceptional service. With each passing year, we continue to set ourselves apart from the competition -- not by adding glitter and drawing attention to ourselves, but by remaining steadfast in our commitment to put clients first. It is what made us so successful in the year just ended, and will take us to new heights in the years to come.

                     --------------------------------------
                                 Private Client
                                      Group
                                    Services
                                       --
                           Common and Preferred Stocks

                        Corporate and Executive Services

                          Corporate and Municipal Bonds

                          Estate and Financial Planning

                              Government Securities

                                 IJL Key Account

                         Individual Retirement Accounts

                     Investment Manager Research & Selection

                          Life Insurance and Annuities

                          Load and No-Load Mutual Funds

                                 Managed Futures

                               Money Market Funds

                                     Options

                          Personal and Corporate Trusts

                              Portfolio Evaluation

                           Qualified and Non-Qualified
                                Retirement Plans

                             Unit Investment Trusts

                     --------------------------------------


                                       9


--------------------------------------------------------------------------------
AND PUBLIC ENTITIES REGARD IJL AS THEIR PREMIER FINANCIAL ADVISOR. -- THE
--------------------------------------------------------------------------------

                                    --------
                                    CapTrust
                                    --------

Last year, we introduced to you CapTrust Financial Advisors, LLC, a new broker-dealer focused on investment consulting and portfolio management. Many of the top consulting-oriented professionals in our industry are seeking an environment in which to offer totally objective investment consulting advice. It is clear to us that CapTrust offers a unique solution to that need. The first year of operation has been an excellent one, with the young organization meeting or exceeding every goal.
     Many of the larger firms in our industry require every broker to travel the same highway and follow the same traffic signs. CapTrust truly represents the road less traveled. It was designed to give a select segment of the most talented and experienced professionals the ability to choose their own destinations. CapTrust advisors map out the routes for themselves, secure in the knowledge that an experienced and stable partner is there to help at every turn.

                           (Three photos appear here)

     The objectives of CapTrust are clear: Create a culture and infrastructure unprecedented in our industry, and provide sophisticated technology and superior investment counsel. We are accomplishing this by inviting successful consulting-oriented advisors nationwide to join, and making available to them an ownership stake in CapTrust. In addition to ensuring a smooth and efficient transition for their clients, we provide CapTrust advisors with the freedom and flexibility to accommodate specific client needs with sophisticated investment manager databases, financial planning systems, manager research networks, and consolidated reporting resources. A talented research team is also available to help identify and track private investment managers and investment options with complete objectivity.
     There is no standard by which to judge CapTrust, because there is nothing like it in our industry. Each CapTrust office has its own identity. Still, its advisors share a common denominator: They are money management professionals who combine an exemplary record of achievement with a belief that clients benefit from a comprehensive needs-based asset management approach.
     Three CapTrust offices opened in the first year of operation; several more are scheduled to open shortly, and as word of CapTrust's unique benefits spreads, more and more investment professionals are seeking membership in this one-of-a-kind organization.
     The ability of CapTrust to leverage upon the financial strength and experience of IJL, as well as its administrative and operational resources, provides a solid foundation for success. With each passing day, we grow more excited about the potential of CapTrust to establish a new paradigm in our industry, to make a positive impact on the lives of our clients and to significantly augment the revenues and profits of IJL.


                                       10

--------------------------------------------------------------------------------
PEOPLE OF IJL ARE COMMITTED TO THE FINANCIAL SUCCESS OF OUR CLIENTS. WE
--------------------------------------------------------------------------------

                        (Two photos appear on this page)


                      -----------------------------------
                                    CapTrust
                                    Services
                                       --

                              CapTrust Key Account

                           Common and Preferred Stocks

                        Corporate and Executive Services

                          Corporate and Municipal Bonds

                          Estate and Financial Planning

                              Government Securities

                         Individual Retirement Accounts

                         Investment Consulting Services

                          Life Insurance and Annuities

                          Load and No-Load Mutual Funds

                                 Managed Futures

                               Money Market Funds

                                     Options

                          Personal and Corporate Trusts

                              Portfolio Evaluation

                           Qualified and Non-Qualified
                                Retirement Plans

                             Unit Investment Trusts
                      -----------------------------------


                                       11


--------------------------------------------------------------------------------
WILL DELIVER SUPERIOR PRODUCTS, IDEAS AND SERVICES, AND OUR INVESTMENT
--------------------------------------------------------------------------------

                             ----------------------
                             Equity Capital Markets
                             ----------------------

The Equity Capital Markets Group combines investment banking, research, institutional sales, equity syndicate and equity trading to form a strong, experienced and growing division of IJL. The Group closed out the year with record revenues, a healthy increase in equity underwritings and a strong base on which to build an even larger presence in fiscal 1998.
     We completed work in fiscal 1997 on an ambitious, two-year restructuring plan that better integrates the business units and sharpens the focus on seven industry sectors with a strong presence or influence in the Southeast. Those sectors are financial institutions, real estate investment trusts, technology, retailing, health care, business services and a manufacturing-focused group that includes textiles, furniture and other Southeast-based industries.
     IJL's Investment Banking Department offers clients a full array of products and services, including underwriting public debt and equity financings, providing financial advisory services, guiding mergers and acquisitions and developing private financing alternatives for our clients.
     Investment banking revenues soared 75 percent in 1997, compelling evidence that our efforts to build this important business are paying off. Driving this growth was a 144 percent increase in merger and acquisition advisory activity and a seven-fold increase in fees generated from private financings. Both of these areas were strengthened by new leadership during the past 18 months, and the benefits of those changes are only beginning to be realized. In addition, we increased our equity underwriting business, completing 11 equity offerings during the year, including four IPOs, and raising almost $525 million for our clients. Three business sectors -- financial institutions, technology and retailing -- were particularly active for us.

                              (Photo appears here)

     The investment banking professional staff now stands at 22, almost double what it was two years ago. We are doing a greater volume of business, handling more sophisticated financings and offering advisory services at a higher level than ever before.
     Research is the backbone of the decision-making process, and we were pleased this year to add coverage of the business services industry. The out-sourcing of non-core activities is a

                                       12


--------------------------------------------------------------------------------
ADVICE WILL BE DESIGNED TO STAND THE TEST OF TIME. NO PRODUCT OR SERVICE
--------------------------------------------------------------------------------
growing trend in business, and as this industry grows, we are well positioned to be commenting and capitalizing on it. We also added coverage of integrated health organizations, leaders in taking health care from a cottage environment to a corporate environment. Early in 1998, we will be introducing coverage of life sciences, another growing field that has developed a strong base in the Southeast and offers significant investment banking opportunities for IJL and our clients.

                            (Two photos appear here)

     In July, we introduced a new ratings system with five performance ratings and five suitability ratings to give both our institutional sales force and our PCG financial consultants clearer pictures of the companies we follow. Research analysts welcome the ability to be more precise in their recommendations, and the change was particularly well received by our financial consultants.
     IJL over-the-counter trading desks in Charlotte and Atlanta make markets in approximately 200 NASDAQ stocks, specializing in the companies that we publish research on, and for which we provide investment banking services. An automated, paperless order management has greatly improved efficiency in these fast-paced operations.
     A new software package, the Institutional Equity Contact Management System, greatly enhanced our sales force's ability to serve clients in a timely and efficient manner, and we see it serving us well for several years to come. IJL is known for building close relationships with both domestic and international clients ranging from the smallest money managers to the largest mutual funds. Personal service is an essential part of those relationships, and we are committed to providing our sales force with the best tools available to keep service levels high.
     Boston has the highest concentration of institutional clients in the nation, and IJL took advantage of the opportunities that exist in that city by adding institutional equity sales to the fixed-income sales office there. Within only a few months, IJL's visibility in that important marketplace has increased, and business is brisk.
     The International Institutional Sales department has expanded its cultural diversity and is now doing business in three languages -- French and German as well as English.
     The Equity Capital Markets Group started the new fiscal year with sales momentum and a healthy backlog of investment banking business. We will continue to focus on small- to middle-market capitalization growth companies -- $50 million to $1 billion -- with a strong presence in the Southeast. The I-85 corridor from Georgia to Virginia is overflowing with opportunities, as is the coastline from Virginia to Florida.


                       ----------------------------------
                                 Equity Capital
                                     Markets
                                    Services
                                       --

                         Convertible Securities Trading

                                Equity Syndicate

                                 Equity Trading

                           Financial Advisory Services

                           Institutional Equity Sales

                         Investment Strategy Portfolios

                         Merger and Acquisition Services

                             Model Stock Portfolios

                      Private Placement of Debt and Equity

                                Recapitalizations

                                    Research

                        Underwriting of Public Offerings
                               of Equity and Debt

                         Valuation and Fairness Opinions
                       ----------------------------------

                                       13

--------------------------------------------------------------------------------
WILL BE OFFERED SIMPLY TO ENHANCE CORPORATE REVENUES. -- WE ARE
--------------------------------------------------------------------------------

                          ----------------------------
                          Fixed Income Capital Markets
                          ----------------------------

The Fixed Income Capital Markets Group achieved success on a number of fronts in 1997 -- healthy increases in revenues, profits and productivity, and the addition of quality producers in three new locations in addition to Atlanta and Charlotte.
     These achievements were especially noteworthy in a year marked by a flattening of the yield curve and reduced volatility. This external environment created a particular challenge for regional firms such as IJL that focus sales and trading efforts on the secondary market.

                              (Photo appears here)

     We experienced healthy growth in institutional sales of taxable and tax-exempt bonds, with sales revenue up 18 percent. Credit for this performance goes to a solid team of experienced salespeople and traders, and to the addition of several top producers who share our commitment to develop and maintain close relationships with our clients.
     Revenues for the Group as a whole increased 23 percent -- a clear signal that this team is effectively employing our significant capital and technology to boost productivity. We remain committed to custom portfolio analytics that assist our clients in their decision-making processes.
     IJL focuses on individual investors in the Southeast; however, our institutional sales efforts are nationwide in scope. We now have a presence in strategic fixed-income business hubs throughout the country, thanks to our ability to hire outstanding producers who were attracted to IJL by our people, resources and strategic focus.
     IJL increased its presence in the Southeast's municipal finance market, and acted as co-senior manager on several of the largest negotiated issues in the Southeast. The number of negotiated issues the firm senior managed rose from eight to 13, with the total par value tripling from $113 million to $340 million. Combining negotiated and competitive issues, IJL acted as senior manager or co-manager in 128 bond issues totaling $9.7 billion,

                              (Photo appears here)


                                       14


--------------------------------------------------------------------------------
COMMITTED TO ENSURING EACH OTHER'S SUCCESS. WE WILL WORK AS A TRULY
--------------------------------------------------------------------------------

                       (Three photos appear on this page)

compared with 61 issues totaling $3.5 billion in fiscal 1996.
     The showcase effort of fiscal 1997 was a $267 million issuance of bonds for the Atlanta Water and Sewer Authority. IJL acted as co-senior manager and proved its mettle as a first-class creator and distributor of product. Client orders from IJL's Private Client Group exceeded the individual client orders of any other firm, and the institutional sales team's efforts were equally impressive.
     The firm's performance on the Atlanta underwriting led directly to our selection as co-senior managing underwriter in another $250 million-plus financing, for water and sewer bonds in Fulton County, Georgia, scheduled for this January. Additionally, the Municipal Finance Department has been chosen to be involved in another 20 financings scheduled for the 1997-98 fiscal year.
     We are committed to the municipal finance business for three reasons -- the business offers IJL an excellent revenue source, our Private Client Group and institutional clients benefit from access to proprietary tax-exempt products, and our communities require assistance in financing public projects to keep pace with the region's growth. While several Wall Street firms have pulled back from or abandoned the municipal finance business, IJL has increased its efforts within this sector. Our regional presence and unsurpassed distribution network afford the firm a unique opportunity to build on its inherent strengths.
     Looking forward, the Fixed Income Group will continue to seek out individual targets of opportunity. We will continue to attract experienced sales, trading, banking and support professionals who can capitalize on IJL's resources in order to provide value-added service to our clients.


                         -------------------------------
                                  Fixed-Income
                                 Capital Markets
                                    Services
                                       --

                           Financial Advisory Services

                           Municipal Finance Services

                                Municipal Sales,
                            Underwriting and Trading

                               Portfolio Analytics

                                 Taxable Sales,
                            Underwriting and Trading
                         -------------------------------


                                       15


--------------------------------------------------------------------------------
UNIFIED TEAM, COMMUNICATING HONESTLY, DIRECTLY, AND FREQUENTLY WITH ONE
--------------------------------------------------------------------------------

                                ----------------
                                Interstate Group
                                ----------------

The Interstate Group is one of the foremost providers of third-party research products and services to institutional investors and portfolio managers throughout the nation. More than 500 clients -- banks, money managers, insurance companies, hedge funds, corporate retirement funds, endowment funds and other types of institutional accounts -- look to the Group as their principal resource for independently produced fundamental research, performance measurement services and portfolio management and strategy services. Clients have access to specialized research in areas such as asset allocation, economic and equity analysis, or customized research to meet their singular needs.
     In conjunction with its role as a provider of independent research, the Interstate Group offers equity and options execution services to its nationwide client base. For several years, we have been cited as one of the leading 50 firms in terms of block order executions on The New York Stock Exchange. This recognition is a measure of the superior trading skills resident in our experienced professionals on the trading desk and the Exchange floor.
     The decade of the 90s has generally been a period of unparalleled growth for the Interstate Group in both revenues and profits. However, during the past year, regulators have focused their attention on the manner in which investors and money managers utilize third-party research. While this uncertain environment has challenged our ability to sustain historic growth rates, we are diligently working in partnership with regulators and with our industry peers to develop research policy guidelines that protect the interests of our clients.

                       (Four photos appear on this page)

                              --------------------
                                Interstate Group
                                    Services
                                       --

                               Equity and Options
                               Execution Services

                              Independent Research
                              --------------------


                                       16


--------------------------------------------------------------------------------
ANOTHER. RESPONSIBILITY WILL BE DELEGATED, AND DEPARTMENTAL BOUNDARIES
--------------------------------------------------------------------------------

                             ----------------------
                             IJL Capital Management
                             ----------------------

With an increasing number of clients concerned about the level of the market and the sustainability of the remarkable returns of recent years, in 1997 IJL Capital Management introduced the Keen Vision Fund. The Keen Vision Fund is a limited partnership that provides investors with the opportunity to capitalize both on what are judged to be overvalued and undervalued stocks. In essence, the Fund is designed to play "offense" and "defense" at the same time.
     The seeds of this exciting new venture were sown in the summer of 1995, when IJL allocated $1 million of its capital to a proprietary investment account that utilized the same investment process as the current Keen Vision Fund. The proprietary account generated a total return in its first 18 months of 72 percent. That performance, and our conviction that the investment philosophy and process of this fund were uniquely appropriate to the markets of tomorrow, led us to create the Keen Vision Fund and open it to clients.
     A consistent, disciplined stock selection process is used by the Fund, which invests within a universe consisting of small- to medium-market capitalization stocks and seeks to identify pricing inefficiencies that exist within this universe. Portfolio managers have a bias toward long positions, but also employ short trading strategies to benefit from securities judged to be overvalued.
     Evidence of our clients' desire for this type of product was borne out when 99 investor openings in the partnership were quickly filled, and the Fund commenced operation in January with roughly a $23 million capital base. The performance of the Fund in these early months has been gratifying.
     As the fiscal year ended, Keen Vision Fund II, Limited Partnership, was launched in response to the high interest generated by the original fund, and the response was enthusiastic. In fact, aggregate assets in the two funds was roughly $38 million as of October 1, when investment in Keen Vision Fund II commenced. Both funds utilize the same investment process.
     Given the success of the Keen Vision Fund and the opportunity to further leverage the capabilities of its staff, we made a strategic decision at the end of the fiscal year to exit the individual managed portfolio business. Therefore, we sold the assets and management rights of Sovereign Advisers to a former portfolio manager and formed a new subsidiary, IJL Capital Management, to house the advisory functions for the hedge funds. For some limited time, we will continue to provide advisory services to equity accounts of Sovereign on a third-party consulting basis.
     It is our belief that IJL Capital Management can become a significant source of financial success -- for our clients, and for IJL -- in the coming years.


                       (Three photos appear on this page)

                                       17

--------------------------------------------------------------------------------
WILL NEVER BE OBSTACLES TO TEAMWORK. MANAGERS AND OTHER KEY LEADERS
--------------------------------------------------------------------------------

                (Photo and graphic design appear on this page)



--------------------------------------------------------------------------------
WILL SERVE AS ROLE MODELS IN THEIR COMMITMENT TO THE SUCCESS OF EVERY
--------------------------------------------------------------------------------

                            Interstate / Johnson Lane



---------------------------
Five Year Financial Summary                                                     (All dollars in millions except per share amounts)
---------------------------                                                                                            (Unaudited)
                                                                                                         Years ended September 30





                                                    1997            1996           1995            1994           1993
---------------------------------------------------------------------------------------------------------------------------
Operating Results:
Total Revenues                                    $233.5          $208.8        $184.2           $166.6          $163.5
Net Revenues After Interest Expense                213.7           187.6         151.5            147.9           151.3
Income Before Taxes and
    Non-Recurring Items                             17.0            15.6           9.9             13.3            16.9
Operating Income                                    10.9             9.4           5.9              7.9            10.4
Non-Recurring Items                                   --              --            --              3.0             4.0
Net Income                                          10.9             9.4           5.9             10.9            14.4

Primary Earnings Per Share:
Operating                                          $1.68           $1.55          $0.94           $1.20           $1.54
Net                                                 1.68            1.55           0.94            1.67            2.14

Dividends Per Share                                $0.16           $0.12          $0.12           $0.09              --

Financial Condition:
Total Assets                                      $626.7          $568.3         $616.5          $767.8          $675.0
Total Assets, Net of Matched
    Securities Resale Agreements                   614.3           562.5          486.9           428.6           434.1
Long-Term Debt                                      16.0            21.0           21.0            21.0            22.0
Shareholders' Equity                                88.8            76.6           69.4            68.0            60.4
Book Value Per Share                              $14.56          $13.00         $11.67          $10.74           $9.13



----------------------------
Supplementary Financial Data                                                    (All dollars in millions except per share amounts)
----------------------------                                                                                           (Unaudited)


                                                   Total             Net          Income           Net      Earnings
                                                 Revenues       Revenues    Before Taxes        Income     Per Share
---------------------------------------------------------------------------------------------------------------------------
Fiscal 1997
Fourth Quarter                                     $66.7           $61.6           $4.7           $3.3          $0.50
Third Quarter                                       56.9            51.8            4.1            2.5           0.39
Second Quarter                                      57.6            52.7            4.1            2.5           0.40
First Quarter                                       52.3            47.5            4.1            2.5           0.42
Fiscal 1996
Fourth Quarter                                     $50.2           $45.1           $3.6           $2.2          $0.37
Third Quarter                                       52.6            47.3            3.8            2.3           0.38
Second Quarter                                      55.5            50.3            4.8            2.8           0.46
First Quarter                                       50.5            45.0            3.5            2.1           0.34


                                       19


--------------------------------------------------------------------------------
EMPLOYEE. --WE ARE COMMITTED TO PERSONAL EXCELLENCE. EACH OF US WILL
--------------------------------------------------------------------------------

                      Management's Discussion & Analysis of
                   Financial Condition & Results of Operations

                          ----------------------------
                          General Business Environment
                          ----------------------------


The Company's principal activities -- securities brokerage for individual (retail) and institutional investors, market-making in equity and fixed-income securities, investment banking and underwriting, and investment management and advisory services -- are highly competitive. Acquisitions of investment firms by commercial banks, insurance companies, and other financial services entities have intensified this competition. Many of the Company's revenue sources are sensitive to marketplace trading volumes and to interest rate conditions, both of which can be cyclical and volatile. As a result, revenues and earnings may vary significantly from quarter to quarter and year to year.
     At September 30, 1997, approximately 23% of the Company's retail financial consultants had fewer than three years' industry experience. Notwithstanding the energized securities markets of recent years, a prolonged slowdown in individual investor activity could more severely reduce the revenue production of a less seasoned sales force. In addition, the continuing trend of increased regulation of the securities industry could create significant incremental compliance costs and indirectly stifle certain revenue streams.
     One technological challenge facing IJL and the financial services industry is assuring that all electronic systems and programs continue to work correctly as the year 2000 approaches. Software that recognizes the last two digits of the year must be adjusted to recognize all four digits. While IJL has tested and adjusted all its internal computer programs to accommodate the change, the real challenge and risk for IJL and the industry lie in the dependence of all financial service firms upon each other's systems and upon the third-party vendors that provide services to the industry. IJL has been working with its vendors and other industry members to test various systems that provide order-routing and back-office services. While progress appears to be very good, reprogramming and checking remain to be done. The interdependence of market and clearing participants is such that the system may only be as good as its weakest link. A "Year 2000" problem in the programs of one participant could possibly cause business interruptions or disruptions of a significant nature to other participants, including IJL.



                          -----------------------------
                          Liquidity & Capital Resources
                          -----------------------------


During the 1997 fiscal year, operating activities provided $17,000 of cash, inclusive of $14.0 million of net income adjusted for depreciation and other non-cash charges. However, financing activities and capital expenditures consumed $12.6 million of cash. As a result, the Company's cash position decreased $12.6 million to $24.7 million at September 30, 1997.
     The Company's asset base consists primarily of cash, cash equivalents, and other assets which can be converted to cash within one year; at September 30, 1997, these assets comprised approximately 91% of the balance sheet. Day-to-day financing requirements generally are influenced by the level of securities inventories, net receivables from clients and broker-dealers, and net receivables under resale agreements. Significant incremental cash requirements also may occur from time to time in connection with payments under deferred compensation plans, repurchase of the Company's common stock, funding of new business unit activities, payment of dividends, and litigation settlements arising out of normal business operations. In addition, $1.5 million of capital spending in fiscal 1997 reflects implementation of the third phase of a planned $10 million program of technology improvements over a multi-year period.
     At September 30, 1997, the Company had $155 million of call loan financing available. In addition, the Company maintains credit lines of several hundred million dollars for collateralized repurchase agreements with other financial institutions, and has financed its client receivables with client payables for many years. Management believes that these resources, funds provided by operations, and permanent capital of shareholders' equity and long-term debt, will satisfy normal financing needs for the foreseeable future.
     The Company's principal broker-dealer subsidiary, Interstate/Johnson Lane Corporation ("IJL"), is subject to liquidity and capital requirements of the Securities and Exchange Commission ("SEC"), Commodity Futures Trading Commission ("CFTC"), and The New York Stock Exchange ("NYSE"), and consistently has operated well in excess of the minimum requirements. At September 30, 1997, IJL had "net capital" of $41.0 million, excess net capital of $35.3 million, and a net capital ratio of 14.3%.
     The Company's other broker-dealer subsidiary, CapTrust Financial Advisors, LLC ("CapTrust"), is also subject to the liquidity and capital requirements of the SEC and the National Association of Securities Dealers ("NASD"). At September 30, 1997, CapTrust had net capital of $695,000 and excess net capital of $445,000.



                                       20


--------------------------------------------------------------------------------
STRIVE TO REACH EVER HIGHER GOALS AND WILL BE HELD FULLY ACCOUNTABLE
--------------------------------------------------------------------------------

                           --------------------------
                           Revenue & Expense Analysis
                           --------------------------


Distribution of Net Revenues

Years ended September 30          1997      1996     1995
-------------------------------------------------------------

Agency commissions                48.1%     48.6%     48.0%
Prinicipal transactions:
    Sales credits                 27.2      28.9      28.6
    Trading gains, net             3.7       3.8       4.5
Investment banking and
    underwriting                   3.2       2.8       2.2
Asset management and
    advisory                       6.5       5.1       4.9
Other                              4.5       4.3       4.9
Net interest                       6.8       6.5       6.9
-------------------------------------------------------------
    Net revenues                 100.0%    100.0%    100.0%
=============================================================

Utilization of Net Revenues

Years ended September 30          1997      1996     1995
---------------------------------------------------------------
Compensation and benefits        65.6%      64.9%     63.4%
Technology and telephone          8.6        9.3      10.1
Occupancy                         4.4        4.7       5.6
Execution, clearance and
    depository                    2.0        2.2       2.5
Promotion and development         3.9        3.5       3.9
Professional services             2.0        1.8       2.4
Printing, postage and
    supplies                      2.0        1.9       2.3
Other operating expenses          3.5        3.3       3.3
---------------------------------------------------------------
                                 92.0       91.6      93.5
Income taxes                      2.9        3.3       2.6
---------------------------------------------------------------
                                 94.9%      94.9%     96.1%
===============================================================



                             -----------------------
                             1997 Compared with 1996
                             -----------------------

Net revenues increased $26.1 million, or 14%, from the previous year, while expenses, other than interest, increased $24.6 million, also 14%. Net income of $10.9 million was up $1.5 million from the results of a year ago. Overall, agency commissions increased $11.4 million, or 13%. Increased sales of mutual funds, annuity products, and listed equities in the retail sector accounted for the majority of the increase, negating a modest decline in institutional listed equities business.
     In principal business, sales credits increased $3.9 million, or 7%, due to strong growth in institutional fixed income transactions, primarily in government securities, corporate bonds, and mortgage-backed securities; net trading gains increased $800,000, or 11%, primarily from more profitable corporate debt trading offset partly by a decline in profits from mortgage-backed securities trading.
     Investment banking fees and underwriting profits increased $1.6 million, or 30%, due to an increased level of managed underwritings in an improved equity capital-raising environment. Asset management and advisory fees were up $4.4 million, or 46%, due to the continued growth of asset-based fees charged retail clients in lieu of transaction-based commissions and to management and performance fees associated with a newly organized "hedge" fund. Other income was up $1.6 million, or 20%, largely attributable to an increase in money fund distribution fees and in the value of proprietary investments.
     Interest revenues were up about $1.0 million for the year while interest expenses decreased $1.3 million. The resultant increase of $2.3 million in net interest income for the year is due primarily to an increase in net earnings on higher levels of client margin loans.
     Compensation and benefits costs increased $18.4 million, or 15%, due primarily to an increase in both revenue-based commissions and profit-driven incentives, and to significant personnel investments in several revenue-producing areas. Promotion and development costs increased $1.7 million, or 26%, in connection with the continuing effort to build revenue. Professional services costs increased $1.0 million, or 28%, due to an increase in consulting services for technology projects and various reengineering efforts. Printing, postage, and supplies costs increased $700,000, or 19%, due primarily to increases in transaction volume and expenses for promotional literature. Other operating expenses increased $1.2 million, or 21%, largely as a result of increased provisions for legal reserves and the revaluation of deferred compensation obligations to conform them to the underlying assets expected to fund those obligations.


                                       21


--------------------------------------------------------------------------------
FOR OUR PERFORMANCE. WE WILL BRING A VISIBLE LEVEL OF ENERGY, A KEEN
--------------------------------------------------------------------------------

                      Management's Discussion & Analysis of
                   Financial Condition & Results of Operations


                             -----------------------
                             1996 Compared with 1995
                             -----------------------


Net revenues increased $36.2 million, or 24%, from the previous year, while expenses, other than interest, increased $30.5 million, or 22%. Net income of $9.4 million was up $3.4 million from the results of a year ago. Overall, improved securities markets produced an increase in agency commissions of $18.6 million, or 26%. Increases in secondary market transactions in both exchange listed and OTC equities contributed to the increase in both the retail and institutional sectors. Retail sales of mutual funds and annuities improved as well. Sales credits increased $10.9 million, or 25%, due mainly to an improved new issue market and increased equity underwritings in both institutional and retail business. Moreover, increased activity in both U.S. Government and mortgage-backed securities had a positive impact on the institutional sector.
     Investment banking fees and underwriting profits increased $1.9 million, or 58%, due to an improved equity capital-raising environment, coupled with an increased level of managed underwritings. Asset management and advisory fees were up $2.2 million due to the continued growth of asset-based fees charged retail clients in lieu of transaction-based commissions. Other income was up $700,000 largely attributable to an increase in money fund service fees.
     Interest revenues were down about $9.9 million for the year while interest expenses decreased $11.6 million. The resultant increase of $1.7 million in net interest income for the year is due primarily to an increase in interest earned on higher levels of segregated customer funds and customer debit balances. The majority of the decrease in both revenues and expenses is attributable to significantly lower levels of matched resale and repurchase agreements.
     Compensation and benefits costs increased $25.8 million, or 27%, due primarily to an increase in transaction-based commissions and other profit-driven incentives. Technology and telephone expense increased $2.3 million, or 15%, for the year primarily due to expenses related to the Company's ongoing program of technology improvements. Promotion and development costs increased $667,000, or 11%, in connection with the continuing effort to build revenue. Other operating expenses increased $1.2 million, or 24%, largely as a result of increased provisions for legal matters.


                          -----------------------------
                          New Accounting Pronouncements
                          -----------------------------


In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," effective for transfers occurring after December 31, 1996. In December 1996, Statement No. 127 was issued which deferred the effective date of certain provisions of Statement No. 125 for transactions occurring after December 31, 1997. Adoption of this statement is not expected to have a material impact on the Company's financial condition or results of operations.
     In February 1997, FASB issued Statement No. 128, "Earnings Per Share," which is effective for the Company's 1998 fiscal year. Adoption of this statement is not expected to have a material impact on the financial condition of the Company.



                              --------------------
                              Effects of Inflation
                              --------------------


Because the Company's assets are largely liquid, and because securities trading inventories are carried at current market values, the impact of inflation is reflected in its consolidated financial statements. However, the rate of inflation also affects expenses such as employee compensation, rent, and communications, and such effects may not be readily recoverable through commission rates, trading profits, or fees. To the extent that inflation has other adverse effects on prices and activities in the securities markets and, in particular, on interest rate conditions in the credit markets, it may adversely affect the Company's financial position and results of operations.



                                       22


--------------------------------------------------------------------------------
SENSE OF URGENCY, A STRONG WORK ETHIC AND AN ABIDING COMMITMENT TO OUR
--------------------------------------------------------------------------------

                               Financial Reporting
                                 Responsibility

The management of Interstate/Johnson Lane, Inc. is responsible for the preparation of the consolidated financial statements and related financial information presented in this annual report. We are also responsible for maintaining a system of internal accounting controls designed to provide reasonable assurance of the reliability of financial records and the protection of assets. The effectiveness of internal controls and procedures is reviewed throughout the year by an internal audit staff, which reports its findings to the Audit Committee of the Board of Directors, comprised solely of outside directors.
     The accompanying financial statements, which include amounts based on judgments of management, have been prepared in accordance with generally accepted accounting principles consistently applied. These statements have been audited by Coopers & Lybrand L.L.P., independent accountants, who are responsible for performing their audit in accordance with generally accepted auditing standards and whose report follows.
     Both the independent accountants and the internal auditors have access to the Audit Committee without the presence of management; they meet regularly with this Committee to discuss the results of their audits and to present their opinions with respect to the adequacy of internal controls and the quality of financial reporting.




/s/ James H. Morgan
James H. Morgan
Chief Executive Officer


/s/ Edward C. Ruff
Edward C. Ruff
Chief Operating Officer


/s/ Lewis F. Semones, Jr.
Lewis F. Semones, Jr.
Chief Financial Officer


Charlotte, North Carolina
October 21, 1997




                              REPORT OF INDEPENDENT
                                   ACCOUNTANTS

To the Shareholders of Interstate/Johnson Lane, Inc.:

We have audited the accompanying consolidated statements of financial condition of Interstate/Johnson Lane, Inc. and Subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial condition of Interstate/Johnson Lane, Inc. and Subsidiaries as of September 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.





/s/ Coopers & Lybrand L.L.P.
Charlotte, North Carolina
October 21, 1997



                                       23

--------------------------------------------------------------------------------
WORK. -- WE ARE COMMITTED TO ATTRACTING AND RETAINING PEOPLE WHO MEET
--------------------------------------------------------------------------------

                             Consolidated Statements
                             of Financial Condition



(All dollars in thousands except per share amounts)                                  September 30
                                                                                1997               1996
---------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                              $     24,685       $        37,285
Cash and securities segregated for regulatory purposes                       90,001                80,501
Loans under matched securities resale agreements                             12,385                 5,874
Receivables:
    Financing resale agreements                                              64,644                63,801
    Clients                                                                 271,102               234,779
    Brokers, dealers and clearing agencies                                   19,798                31,406
    Other                                                                     7,889                 4,234
Trading securities owned                                                     79,120                59,796
Land, buildings and improvements, net                                         4,185                 5,574
Office facilities and equipment, net                                          7,391                 9,236
Goodwill and intangible assets                                               12,910                13,076
Other assets                                                                 32,598                22,779
---------------------------------------------------------------------------------------------------------
                                                                       $    626,708      $        568,341
=========================================================================================================
Liabilities and Shareholders' Equity
Short-term borrowings:
    Checks payable                                                     $     23,330      $        16,561
    Financing repurchase agreements                                          20,568               31,078
Borrowings under matched securities
    repurchase agreements                                                    12,535                5,983
Payables:
    Clients                                                                 321,457              292,450
    Brokers and dealers                                                       6,793                7,375
    Other                                                                    11,058                7,262
Accrued compensation and benefits                                            29,970               20,939
Securities sold but not yet purchased                                        67,330               65,784
Notes payable                                                                 5,270                6,208
Other liabilities and accrued expenses                                       23,376               16,875
---------------------------------------------------------------------------------------------------------
                                                                            521,687              470,515
---------------------------------------------------------------------------------------------------------
Minority interests                                                              208                  200
---------------------------------------------------------------------------------------------------------
Long-term debt:
    Subordinated convertible debentures                                                           20,999
    Senior secured note                                                      16,000
---------------------------------------------------------------------------------------------------------
                                                                            537,895              491,714
---------------------------------------------------------------------------------------------------------
Commitments and contingencies
Shareholders' equity:
                                                                            -------              --------
    Common stock, $.20 par value, 30,000,000 shares
       authorized in 1997 and 1996, 7,165,847 shares
       issued in 1997 and 6,883,105 shares issued in 1996                     1,433                1,377
    Additional paid-in capital                                               36,549               31,231
    Retained earnings                                                        63,595               53,670
---------------------------------------------------------------------------------------------------------
                                                                            101,577               86,278
    Less, treasury stock, at cost, 1,066,134 shares in 1997
       and 986,530 shares in 1996                                           (12,764)              (9,651)
---------------------------------------------------------------------------------------------------------
                                                                             88,813               76,627
---------------------------------------------------------------------------------------------------------
                                                                       $     626,708      $      568,341
=========================================================================================================



The accompanying notes are an integral part of the consolidated financial statements.

                                       24


--------------------------------------------------------------------------------
EXTRAORDINARILY HIGH STANDARDS OF PERSONAL INTEGRITY AND PROFESSIONAL
--------------------------------------------------------------------------------

                             Consolidated Statements
                                  of Operations



(All dollars in thousands except per share amounts)             For the years ended September 30

                                                            1997                1996                1995
-----------------------------------------------------------------------------------------------------------
Revenues:
    Agency commissions                             $    102,740       $      91,291       $       72,722
    Principal transactions:
       Sales credits                                     58,104              54,155               43,281
       Trading gains, net                                 7,880               7,078                6,839
    Investment banking and underwriting                   6,864               5,281                3,354
    Asset management and advisory                        13,881               9,511                7,334
    Interest                                             34,320              33,332               43,261
    Other                                                 9,705               8,107                7,410
-----------------------------------------------------------------------------------------------------------
Total revenues                                          233,494             208,755              184,201
    Interest expense                                     19,793              21,106               32,743
-----------------------------------------------------------------------------------------------------------
Net revenues                                            213,701             187,649              151,458
-----------------------------------------------------------------------------------------------------------

Expenses:
    Compensation and benefits                           140,224             121,830               96,040
    Technology and telephone                             18,335              17,474               15,198
    Occupancy                                             9,371               8,809                8,444
    Execution, clearance and depository                   4,267               4,098                3,809
    Promotion and development                             8,327               6,624                5,957
    Professional services                                 4,334               3,376                3,611
    Printing, postage and supplies                        4,311               3,627                3,503
    Other operating expenses                              7,500               6,218                5,033
-----------------------------------------------------------------------------------------------------------
Total expenses                                          196,669             172,056              141,595
-----------------------------------------------------------------------------------------------------------

Income Before Income Taxes                               17,032              15,593                9,863
    Income tax expense                                    6,132               6,238                3,935
-----------------------------------------------------------------------------------------------------------
Net Income                                         $     10,900        $      9,355       $        5,928
===========================================================================================================

Primary Earnings per Share                         $       1.68        $       1.55       $         0.94
===========================================================================================================

Fully Diluted Earnings per Share                   $       1.57        $       1.36       $         0.91
===========================================================================================================



   The accompanying notes are an integral part of the consolidated financial statements.



                                       25

--------------------------------------------------------------------------------
ABILITY. OUR WORK ENVIRONMENT WILL BE EXCEPTIONAL IN ITS ABILITY TO BLEND
--------------------------------------------------------------------------------

                             Consolidated Statements
                                  of Cash Flows



(All dollars in thousands)                                          For the years ended September 30

                                                                 1997             1996              1995
------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net income                                                $   10,900       $     9,355       $     5,928
------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to cash
    provided (used) by operating activities:
       Depreciation and amortization                           6,503             5,006             3,584
       Deferred income taxes                                  (4,785)           (3,635)            1,413
       Provision for real estate charges                                           850             1,250
       Other non-cash items                                    1,388             1,008               222
------------------------------------------------------------------------------------------------------------
                                                               3,106             3,229             6,469
------------------------------------------------------------------------------------------------------------
Changes in operating assets and liabilities:
    Cash and securities segregated for
       regulatory purposes                                     (9,500)          37,115           (33,633)
    Loans under matched securities resale
       and repurchase agreements, net                              42             (721)              241
    Net payables to clients                                    (7,317)         (34,715)           35,015
    Net receivables from brokers, dealers
       and clearing agencies                                   11,026          (12,602)           (2,243)
    Other receivables                                          (3,655)             488             4,697
    Trading securities owned, net                             (17,778)          56,432           (16,680)
    Other assets                                               (5,818)          (4,040)           (5,090)
    Accrued compensation and benefits                           9,030            6,959             1,128
    Other liabilities and accrued expenses                      9,981            1,250            (1,054)
------------------------------------------------------------------------------------------------------------
                                                              (13,989)          50,166           (17,619)
------------------------------------------------------------------------------------------------------------
    Cash provided (used) by operating activities                   17           62,750            (5,222)
------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities:
Proceeds from (repayment of):
    Short-term bank borrowings                                  6,769           4,689            (11,305)
    Borrowings under financing repurchase
       and resale agreements, net                             (11,353)        (47,437)            23,767
    Senior secured note                                        16,000
    Subordinated convertible debentures                       (15,980)
    Notes payable                                                (938)         (1,564)              (715)
Stock options exercised                                           403             126                137
Sale of minority interest in consolidated subsidiary                8
Purchase of stock for treasury                                 (4,729)         (3,565)            (5,026)
Dividends paid                                                   (975)           (728)              (756)
------------------------------------------------------------------------------------------------------------
    Cash provided (used) by financing activities              (10,795)        (48,479)             6,102
------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities:
Capital expenditures                                           (1,822)         (3,523)            (4,536)
------------------------------------------------------------------------------------------------------------
    Cash used by investing activities                          (1,822)         (3,523)            (4,536)
------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents          (12,600)         10,748             (3,656)
Cash and cash equivalents at beginning of year                 37,285          26,537             30,193
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                  $    24,685      $   37,285         $   26,537
============================================================================================================

Cash paid during the year for:
  Interest                                                $   19,907       $   21,595        $    32,846
  Income taxes                                            $    8,931       $    9,119        $     2,614




   The accompanying notes are an integral part of the consolidated financial statements.

-------------------------------------------------------------------------------
PERSONAL WARMTH WITH PROFESSIONALISM. WE WILL BE THE FIRM OF CHOICE FOR
-------------------------------------------------------------------------------

                             Consolidated Statements
                       of Changes in Shareholders' Equity




                                                                      (All dollars in thousands except per share amounts)

                                     Common Stock        Additional                   Treasury Stock            Total
                                 --------------------      Paid-In     Retained     --------------------     Shareholders'
                                  Shares       Amount      Capital     Earnings      Shares       Amount        Equity
---------------------------------------------------------------------------------------------------------------------------
Balance at
September 30, 1994               6,883,105   $   1,377    $  31,589   $  39,871      554,359   $   (4,867)   $  67,970


Forfeiture of
    restricted shares, net                                       80                    12,893         (80)
Purchase of shares                                                                    531,300      (5,026)      (5,026)
Issuance of restricted shares                                  (320)                 (123,790)      1,086          766
Amortization of
    restricted shares                                           352                                                352
Stock options exercised                                        (191)                  (37,979)        328          137
Net income                                                                 5,928                                 5,928
Dividends paid
    ($.12 per share)                                                        (756)                                 (756)
---------------------------------------------------------------------------------------------------------------------------
Balance at
September 30, 1995               6,883,105        1,377      31,510       45,043      936,783      (8,559)      69,371


Forfeiture of
    restricted shares, net                                       40                     4,750         (40)
Purchase of shares                                                                    319,600      (3,565)      (3,565)
Issuance of restricted shares                                  (434)                 (224,522)      2,051        1,617
Amortization of
    restricted shares                                           377                                                377
Stock options exercised                                        (336)                  (50,081)        462          126
Capital contribution                                             74                                                 74
Net income                                                                 9,355                                 9,355
Dividends paid
    ($.12 per share)                                                        (728)                                 (728)
---------------------------------------------------------------------------------------------------------------------------
Balance at
September 30, 1996               6,883,105        1,377      31,231       53,670      986,530      (9,651)      76,627


Forfeiture of
    restricted shares, net                                      189                    13,691        (123)          66
Purchase of shares                                                                    240,934      (4,729)      (4,729)
Issuance of restricted shares                                  (284)                 (127,421)      1,225          941
Amortization of
    restricted shares                                           562                                                562
Stock options exercised                                        (111)                  (47,600)        514          403
Conversion of debentures           282,742           56       4,962                                              5,018
Net income                                                                10,900                                10,900
Dividends paid
    ($.16 per share)                                                        (975)                                 (975)
---------------------------------------------------------------------------------------------------------------------------
Balance at
September 30, 1997               7,165,847   $   1,433    $  36,549    $  63,595    1,066,134   $  (12,764)  $   88,813
===========================================================================================================================




                                       27



--------------------------------------------------------------------------------
MANY OF THE MOST TALENTED PEOPLE IN OUR BUSINESS, HIGHLY SKILLED INDIVIDUALS
--------------------------------------------------------------------------------

                              Notes to Consolidated
                              Financial Statements


                                    --------
                                    Note One
                                    --------

                             Significant Accounting
                                    Policies

     The Company is a Charlotte, North Carolina-based holding company which, through its principal subsidiary, IJL, and other subsidiaries, engages in securities and futures brokerage for individual and institutional investors, market-making and underwriting of municipal and corporate securities, investment management, investment banking and other financial advisory services, and the sale of mutual funds, annuities and other financial products. All intercompany balances and transactions have been eliminated.
     IJL records securities transactions on a settlement date basis, which does not differ materially from a trade date basis. Securities and futures positions in trading accounts are valued at market quotations. Securities not readily marketable are carried at fair realizable value as determined by management. The resulting unrealized gains and losses are reflected in income.
     Cash and cash equivalents include cash invested in short-term instruments with original maturities of three months or less.
     Goodwill is recorded at cost less accumulated amortization of $5.0 million at September 30, 1997, and $4.4 million at September 30, 1996. This amount represents the excess of cost over fair value of net assets acquired, which is being amortized over 30 years on the straight-line method.
     Buildings and improvements, and office facilities and equipment are stated at cost, less accumulated depreciation and amortization of $4.5 million and $21.0 million, respectively, at September 30, 1997, and $4.5 million and $16.9 million, respectively, at September 30, 1996. Depreciation and amortization are provided by using the straight-line method over an asset's estimated useful economic life.
     Primary earnings per share are based on weighted average shares outstanding after consideration of the potential dilutive effect of certain common stock equivalents. Fully diluted earnings per share also includes equivalent shares for the dilutive effect of stock options and contingent stock awards.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.
     Certain 1996 and 1995 amounts have been reclassified for comparative purposes in 1997.

                                    --------
                                    Note Two
                                    --------

                         Cash and Securities Segregated
                             for Regulatory Purposes

     Segregated for the exclusive benefit of clients at September 30, 1997, under the provisions of Rule 15c3-3 of the SEC were cash and U.S. government securities collateralizing approximately $90.0 million of securities resale agreements. Also segregated under the Commodities Exchange Act was cash of $1,000.



                                   ----------
                                   Note Three
                                   ----------

                            Trading Securities Owned/
                               Securities Sold but
                                Not Yet Purchased

     Securities owned and securities sold but not yet purchased consist of long and short positions, respectively, in trading accounts.












                                           Trading           Trading Securities
                                         Securities           Sold But Not Yet
                                            Owned                Purchased
(All dollars in thousands)          -------------------      -------------------
                                       1997       1996        1997        1996
--------------------------------------------------------------------------------
U.S. government/
    agency securities                $ 3,785     $ 4,948     $65,353     $63,909
Mortgage-backed
    securities                        20,240      32,854        --          --
Corporate debt                        18,645       2,643         293         231
Corporate stocks                       3,222       2,849       1,638       1,594
State and
    municipal debt                    33,228      16,502          46          50
                                      ------      ------          --          --

                                     $79,120     $59,796     $67,330     $65,784
                                     =======     =======     =======     =======



                                       28


--------------------------------------------------------------------------------
WHO BELIEVE IN BUILDING STRONG AND LASTING RELATIONSHIPS. -- WE ARE
--------------------------------------------------------------------------------

                                    ---------
                                    Note Four
                                    ---------

                              Short-Term Borrowings

     Bank loans are obtained from time to time to finance trading securities owned by IJL (of which a substantial portion is pledged as collateral) and are payable on demand. At September 30, 1997, IJL had $155 million of unused call loan facilities. Interest rates on all such loans generally fluctuate with the lending institutions' respective broker loan rates; the weighted average interest rate for 1997 was 5.96% and for 1996 was 5.84%.



                                    ---------
                                    Note Five
                                    ---------

                                  Notes Payable

       Notes payable to various entities at September 30, 1997 and 1996, consisted of the following:


(All dollars in thousands)                 1997      1996
------------------------------------------------------------------

Note, bearing interest at prime
   plus 2%, with minimum monthly
   payments of $75,000 and a balloon
   payment due on January 31, 1998       $4,735    $5,334
Note, bearing interest at 30-day
   adjusted LIBOR with monthly
   payments of $33,000 and a
   balloon payment due on
   February 1, 1998                         535       874
------------------------------------------------------------------
                                         $5,270    $6,208
==================================================================


     The net book value of buildings and improvements collateralizing $4.7 million of these notes was $4.2 million at September 30, 1997.

     All notes payable will mature in the year ending September 30, 1998.



                                    --------
                                    Note Six
                                    --------

                                 Long-Term Debt

     The Company's long-term borrowings are as follows:

(All dollars in thousands)                1997          1996
---------------------------------------------------------------
8.95% senior secured note,
    due April 15, 2007                 $16,000
7.75% subordinated convertible
    debentures, due March 31, 2011                   $20,999

     During March 1997, the Company called for redemption of all its outstanding 7.75% subordinated convertible debentures. Prior to the redemption date of April 17, 1997, $5.0 million of the debentures were converted into common stock. To fund the redemption of the remaining debentures, the Company borrowed $16.0 million from a financial institution to which it issued a senior secured note of like amount. The note is collateralized by the capital stock of certain subsidiaries of the Company and by a subordinated loan from the Company to IJL. The fixed-rate note provides for semi-annual interest payments beginning October 15, 1997; principal is repayable over seven years in equal annual installments beginning on April 15, 2001 as follows:

Year ending September 30                       (All dollars in thousands)
--------------------------------------------------------------------------

1998   ..........................................$        --
1999   ..........................................         --
2000   ..........................................         --
2001   ..........................................      2,286
2002 ............................................      1,959
Thereafter ......................................$    11,755

      The terms of the senior secured note contain various covenants, the most significant of which require the maintenance of minimum levels of shareholders' equity and net capital and maximum levels of indebtedness as defined in the note purchase agreement. At September 30, 1997, the Company was in compliance with all such restrictive debt covenants.




                                       29

--------------------------------------------------------------------------------
COMMITTED TO ENSURING SUPERIOR FINANCIAL PERFORMANCE. OUR RESPONSIBILITY
--------------------------------------------------------------------------------

                              Notes to Consolidated
                              Financial Statements


                                   ----------
                                   Note Seven
                                   ----------

                          Commitments and Contingencies

     Leases for office space and equipment are accounted for as operating leases. Approximate minimum rental commitments under noncancelable leases, some of which contain escalation clauses and renewal options, are as follows:

Year Ending September 30                             Millions
-----------------------------------------------------------------

1998   ............................................$     6.7
1999   ............................................      5.1
2000   ............................................      2.9
2001   ............................................      1.7
2002   ............................................      1.5
Thereafter ........................................      3.6
-----------------------------------------------------------------
                                                   $    21.5
                                                   ==============

     Lease expense was $7.7 million in 1997, $7.8 million in 1996, and $7.4 million in 1995.
     In lieu of margin deposits with certain clearing agencies, IJL had $2.6 million outstanding at September 30, 1997, on a $20 million irrevocable letter of credit issued by a commercial bank.



                                   ----------
                                   Note Eight
                                   ----------

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



                                    ---------
                                    Note Nine
                                    ---------

                           Financial Instruments with
                             Off-Balance-Sheet Risk

     IJL's business activities involve the execution, settlement and financing of securities transactions generating accounts receivable, and thus may expose IJL to financial risk in the event a client or other counterparty is unable to fulfill its contractual obligations. IJL controls the risk associated with collateralized loans by revaluing collateral at current prices, monitoring compliance with applicable credit limits and industry regulations, and requiring the posting of additional collateral when appropriate.
     Obligations arising from financial instruments sold short in connection with its normal trading activities expose IJL to risk in the event market prices increase, since it may be obligated to repurchase those positions at a greater price. IJL's short selling primarily involves debt securities, which are typically less volatile than equities or options in periods of stable interest rates.
     Forward and futures contracts provide for the seller agreeing to make delivery of securities or other instruments at a specified future date and price. Risk arises from the potential inability of counterparties to honor contract terms, and from changes in values of the underlying instruments. At September 30, 1997, IJL's commitments included forward purchase and sale contracts, involving mortgage-backed securities with long market values of approximately $173.2 million and short market values of approximately $165.7 million, and futures sales contracts with short values of $24.6 million used primarily to hedge municipal bond trading inventories. While the Company may from time to time participate in the trading of some derivative securities for its clients, this activity is not a significant portion of the Company's business.
     IJL enters into resale agreements, whereby it lends money by purchasing U.S. government/agency or mortgage-backed securities from clients or dealers with an agreement to resell them to the same clients or dealers at a later date. Such loans are collateralized by the underlying securities, which are held in custody by IJL and may be converted into cash at IJL's option. In addition, IJL monitors the market value of the collateral, and issues margin calls as necessary according to the credit-worthiness of the borrower. Approximately 93% of all loans under securities resale agreements at September 30, 1997, were made to five counterparties.
     IJL incurs risk in underwriting public securities offerings to the extent that prospective buyers fail to purchase the securities. The Company attempts to mitigate this risk through due diligence carried out prior to undertaking the contractual obligation.


                                       30

--------------------------------------------------------------------------------
TO OUR FELLOW EMPLOYEES AND OUR SHAREHOLDERS DEMANDS THAT THE FIRM
--------------------------------------------------------------------------------

                                    --------
                                    Note Ten
                                    --------

                            Stock-Based Compensation

     The Company has two stock option plans under which 370,000 shares with tandem stock appreciation rights were reserved at September 30, 1997 and 1996. The Company has a stock award plan under which 2,800,000 shares were reserved at September 30, 1997, and 1,800,000 at September 30, 1996, for issuance of restricted stock, contingent stock awards, or stock options. In addition, the Company has a Long-Term Incentive Plan ("LTIP") under which 350,000 shares were reserved at September 30, 1997, and 300,000 shares at September 30, 1996. The Company's stock-based compensation plans are described as follows:

                                  Stock Options

     Under the Company's stock option plans, options may be granted to certain employees and directors at or above the market value of the shares at the date of grant. Prior to 1997, options granted generally became exercisable at the rate of one-third each year as of one year after the date of grant, expiring 10 years thereafter. In 1997, the majority of the options granted were 100% exercisable upon issuance and expire 10 years thereafter; the remaining options were 100% exercisable upon meeting certain contingencies, and expire seven years thereafter. All contingencies were met as of September 30, 1997.
     Information with respect to the two plans follows:




                                          1997                         1996
                              --------------------------   -------------------------
                                               Wgt. Avg.                   Wgt. Avg.
                                  Number        Exercise      Number        Exercise
                               of shares           Price   of shares           Price
                               ---------       ---------   ---------     -----------
Beginning
  of period                       94,100       $    6.97    186,433       $    6.92
Granted                          310,000           13.50       --           --
Exercised                        (47,600)           8.12    (59,833)           3.68
Forfeited /
  reinstated - net                 3,000            9.15      5,000            6.00
Expired                             --           --         (37,500)          12.75
                                 -------       ---------    -------           -----
End of period                    359,500       $   12.47     94,100       $    6.97
                                 =======       =========     ======       =========
Exercisable at
  end of period                  359,500       $   12.47     94,100       $    6.97
                                 =======       =========     ======       =========


     The following table sets forth information about options outstanding at September 30, 1997:



                Options Outstanding       Options Exercisable
              --------------------------- --------------------
                       Weighted
                       Average   Weighted           Weighted
 Range of      Number Remaining  Average    Number   Average
 Exercise          of     Cont.  Exercise       of  Exercise
   Prices      shares      Life     Price   Shares     Price
-----------------------------------------------------------------
    $6.00      49,500      1.33   $  6.00   49,500    $ 6.00
   $13.50     310,000      8.37     13.50  310,000     13.50
-----------------------------------------------------------------
   $6.00-
   $13.50     359,500      7.40    $12.47  359,500    $12.47
=================================================================

     The Company applies the intrinsic value method in accounting for its plans and, accordingly, no compensation cost has been recognized for its options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options granted in 1997, the Company's net income and earnings per share would have been as indicated below:

(All dollars in thousands except per share amounts)

                                     1997     1996      1995
-------------------------------------------------------------
Net income
   As reported                    $10,900   $9,355    $5,928
   Pro forma                       10,039    9,355     5,928
Primary earnings per share
   As reported                      $1.68    $1.55     $0.94
   Pro forma                         1.55     1.55      0.94
Fully diluted earnings per share
   As reported                      $1.57    $1.36     $0.91
   Pro forma                         1.45     1.36      0.91

     No options were granted in 1996 or 1995 and, pursuant to the disclosure requirements of FASB Statement No. 123, pro forma net earnings reflect only those options granted in 1997. Moreover, the initial impact of applying FASB Statement No. 123 in 1997 is not representative of the potential impact on pro forma net earnings for future years due to potential subsequent option grants and to the vesting schedules of those grants.
     The aggregate weighted average fair value of all options granted during 1997 was $1,345,723, determined as of the grant date. The fair values of options granted were calculated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997: risk-free interest rate of 6.61%; expected volatility of 27%; dividend yield of 1.9% (10-year options) and 1.7% (7-year options); and expected lives of 6.1 years (10-year options) and 4.6 years (7-year options).



                                       31


--------------------------------------------------------------------------------
FUNCTION AS PRODUCTIVELY AND COST-EFFECTIVELY AS POSSIBLE. WE WILL WORK TO
--------------------------------------------------------------------------------

                              Notes to Consolidated
                              Financial Statements

                               Stock Award Program

     From time to time, the Company may award shares of restricted stock to certain key employees. The value of these awards is measured as the market value of the Company's stock on the date of the grant and is amortized over the restriction period as specified in the award. A total of 25,000 shares were issued under this program in 1997 with an approximate market value of $341,000.

                       Performance-Based Stock Award Plan

     In 1996, the Company adopted an equity-based Long-Term Incentive Plan ("LTIP") for executive officers and other senior executives. The LTIP provides for awards of Company stock in October 1998, the amounts of which will depend on the level of aggregate earnings per share (as defined in the Plan) attained during the three-year period commencing October 1, 1995, and ending September 30, 1998.
     Under the terms of the Plan, a portion of the award may be granted in unrestricted shares and the remainder in restricted shares which vest on September 30, 2001, subject to the recipients' continued employment to that date, or his death, disability, or retirement. Each recipient may elect to receive up to 50% of the grant of unrestricted shares in cash in lieu of shares.
     Compensation expense is recognized according to the total anticipated value of the award as of September 30, 1998, and the respective service periods during which the unrestricted and restricted share portions of the award are considered to be earned. Compensation expense under the Plan totaled $2.7 million in 1997 and $1.2 million in 1996.

                    Employee Discount Stock Purchase Program

     IJL maintains an annual employee stock purchase program pursuant to which selected employees may, under a deferred compensation plan, purchase shares of the Company's stock through payroll deductions at a price equal to 80% of the fair market value of the stock as calculated under the Plan. In 1997, a total of 98,000 shares were issued under this plan pursuant to the 1996 program, and approximately 57,000 shares will be issued in 1998 pursuant to the 1997 program. Compensation expense recognized for 1997 and 1996 was $318,000 and $116,000, respectively. Shares purchased under annual programs are restricted for periods from two to four years from the date of issue.

                       Key Employee Stock Purchase Program

     In 1996, the Company adopted a program enabling certain key producers to enter into agreements with the Company whereby they would subscribe for and agree to purchase a specified number of shares of common stock over a five-year period commencing January 1, 1997, and ending December 31, 2001. Shares were offered at a price specified in the Plan which may or may not be less than their fair market value on the various award dates during the period of the program. Payment for the shares by the employee is effected through a combination of a lump-sum balloon payment at the end of the period and periodic payroll deductions, which may be used to purchase unrestricted shares on an after-tax basis or restricted shares on a pre-tax basis.
     A total of 476,000 shares have been reserved for future issuance, and compensation expense of $171,000 was recognized in 1997 in connection with this program. Compensation is based on the difference between the purchase price of the shares and the fair market values on the award dates and is amortized over the purchase period.

                           Deferred Compensation Plan

     IJL maintains a non-qualified deferred compensation plan for certain of its financial consultants in the Private Client Group. Eligible participants direct the investment of their deferred compensation amounts into various investment vehicles, including the common stock of the Company. Participants vest in the deferred compensation accounts after four years, and forfeit their account balance if they terminate their employment during the vesting period. The value of the deferred compensation is recognized over the five-year period of employee service. Compensation expense related to these plans totaled $2.7 million in 1997, $2.0 million in 1996, and $1.4 million in 1995.




                                   -----------
                                   Note Eleven
                                   -----------

                        Qualified Employee Benefit Plans

IJL sponsors a Profit-Sharing and Capital Accumulation Plan ("CAP") and an Employee Stock Ownership Plan ("ESOP"), both of which are qualified under the Employee Retirement Income Security Act. Under the CAP, eligible employees may defer a portion of their first $100,000 of annual compensation, pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. IJL may match employee deferrals up to the first 3% of eligible compensation. Provisions of the ESOP call for the IJL Board of Directors to establish the amounts to be contributed each year. All employees with one calendar quarter of service are eligible to participate in both plans. Company contributions to the plans are made so as not to exceed the maximum amounts allowable as deductions under the Internal Revenue Code and totaled approximately $1.7 million in 1997, $1.7 million in 1996, and $1.2 million in 1995.



                                       32

--------------------------------------------------------------------------------
GROW REVENUES, STREAMLINE PROCEDURES AND TO BE INNOVATIVE AND UNBUREAU
--------------------------------------------------------------------------------

                                   -----------
                                   Note Twelve
                                   -----------

                                  Income Taxes

     Income tax expense recorded for financial reporting purposes is comprised of the following items:


(All dollars in thousands)        1997       1996       1995
----------------------------------------------------------------------
Current:
   Federal                      $8,939     $8,260     $1,524
   State                         1,978      1,613        998
----------------------------------------------------------------------
                                10,917      9,873      2,522
----------------------------------------------------------------------
Deferred:
   Federal                      (3,999)    (3,270)     1,611
   State                          (786)      (365)      (198)
----------------------------------------------------------------------
                                (4,785)    (3,635)     1,413
----------------------------------------------------------------------
Total tax expense               $6,132     $6,238     $3,935
======================================================================


     Deferred tax expense or benefit results from different timing in the recognition of certain revenue and expense items for income tax and financial statement purposes. The sources of these differences and the tax effect of each are as follows:

(All dollars in thousands)        1997       1996       1995
----------------------------------------------------------------------

Compensation and
  benefits                    $ (2,516)   $(1,201)    $ (640)
Real estate, bad debt
  and other expenses              (760)       (12)       846
Partnership tax losses               9       (745)       154
Other                           (1,518)    (1,677)     1,053
----------------------------------------------------------------------
  Deferred tax
    expense (benefit)        $ (4,785)    $(3,635)   $ 1,413
======================================================================


     The principal differences between the federal statutory rate and the effective income tax rate are as follows:

                                 1997       1996        1995
----------------------------------------------------------------------
Federal statutory rate           35.0%      35.0%       34.0%
State taxes, less federal
   benefit                        4.5        5.2         5.4
Tax-exempt interest, net         (3.9)      (3.4)       (4.8)
Goodwill amortization             1.2        1.3         2.0
Other                            (0.8)       1.9         3.3
----------------------------------------------------------------------
Effective tax rate               36.0%      40.0%       39.9%
======================================================================

     Cumulative deferred taxes not yet realized are included in the statement of financial condition on a net basis as deferred tax assets or liabilities. At September 30, 1997 and 1996, these were comprised of the following:


(All dollars in thousands)                   1997       1996
-----------------------------------------------------------------------
Deferred tax assets:
   Compensation and benefits               $6,761     $4,279
   Real estate, bad debt and
     other expenses                         3,204      1,193
-----------------------------------------------------------------------
                                            9,965      5,472
-----------------------------------------------------------------------
Deferred tax liabilities:
   Partnership tax losses                     179        171
   Other                                       --        300
-----------------------------------------------------------------------
                                              179        471
-----------------------------------------------------------------------
Net deferred tax assets                    $9,786     $5,001
=======================================================================


                                  -------------
                                  Note Thirteen
                                  -------------

                            Net Capital Requirements

     As a registered broker-dealer and member of the NYSE, IJL is subject to the SEC's uniform net capital rule. IJL has elected to operate under the alternative method of the rule, which prohibits a broker-dealer from engaging in any transactions when its "net capital" is less than 2% of its "aggregate debit balances" arising from client transactions, as these terms are defined in the rule. The NYSE may also impose business restrictions on a member firm if its net capital falls below 5% of its aggregate debit balances. IJL is also subject to the CFTC minimum net capital requirement.
     At September 30, 1997, IJL's net capital was $41.0 million, or 14.3%, of its aggregate debit balances, and approximately $35.3 million in excess of its minimum regulatory requirements.
     As a registered broker-dealer and member of the NASD, CapTrust is also subject to the SEC's uniform net capital rule. Under the rule, CapTrust is prohibited from engaging in any transactions when its "net capital" is less than $250,000 or 1/8th of its "aggregate indebtedness," whichever is greater, as these terms are defined in the rule. As of September 30, 1997, CapTrust's net capital was $695,000 and approximately $445,000 in excess of its minimum regulatory requirements.




                                       33



--------------------------------------------------------------------------------
CRATIC. -- WE ARE COMMITTED TO IMPROVING THE COMMUNITIES IN WHICH WE
--------------------------------------------------------------------------------

                              --------------------
                              Officers & Directors
                              --------------------


                           Interstate / Johnson Lane,
                                  Incorporated

                               Principal Officers
                                  & Directors

                            Claude S. Abernethy, Jr.
                              Senior Vice President
                       Interstate/Johnson Lane Corporation
                             Newton, North Carolina

                               Parks H. Dalton(3)
                              Chairman of the Board
                            Charlotte, North Carolina

                               John B. Ellis(1)(2)
                                Private Investor
                                Atlanta, Georgia

                             Peter R. Kellogg(1)(3)
                   Senior Partner and Chief Executive Officer
                              Spear Leeds & Kellogg
                               New York, New York

                      The Hon. J. Alex McMillan, III(1)(2)
                                    President
                               The McMillan Group
                            Charlotte, North Carolina

                                 James H. Morgan
                      President and Chief Executive Officer
                            Charlotte, North Carolina

                                Dudley G. Pearson
                              Senior Vice President
                       Interstate/Johnson Lane Corporation
                                Atlanta, Georgia

                                 Edward C. Ruff
                          Executive Vice President and
                             Chief Operating Officer
                            Charlotte, North Carolina

                              Lewis F. Semones, Jr.
                             Chief Financial Officer
                            Charlotte, North Carolina

                                Minor Mickel Shaw
                                    President
                             Micco Investment Group
                           Greenville, South Carolina

                            B. Franklin Skinner(2)(3)
                                Private Investor
                                Atlanta, Georgia

                              Grady G. Thomas, Jr.
                              Senior Vice President
                       Interstate/Johnson Lane Corporation
                            Charlotte, North Carolina

                                       --

                               J. David T. Johnson
                                Director Emeritus
                                Savannah, Georgia

                            (1)Audit Committee Member
                 (2)Compensation & Stock Plans Committee Member
                         (3)Nominating Committee Member
                              (graph appears here)


                            Interstate / Johnson Lane
                                   Corporation

                               Executive Officers
                                   & Directors


                             Douglas R. Aldridge(1)
                            Senior Managing Director
                              Private Client Group

                              Thomas A. Avery, Jr.
                            Senior Managing Director
                          Equity Capital Markets Group

                           Edwin A. Dalrymple, Jr.(1)
                            Senior Managing Director
                              Private Client Group

                                 Parks H. Dalton
                              Chairman of the Board

                             Harvey D. Harrelson(1)
                            Senior Managing Director
                       Fixed Income Capital Markets Group

                                 John H. Haynie
                            Senior Managing Director
                                   Operations

                                Michael D. Hearn
                            Senior Managing Director
                                  Secretary and
                                 General Counsel

                              James H. Morgan(1)(2)
                                  President and
                             Chief Executive Officer

                              Edward C. Ruff (1)(2)
                         Executive Managing Director and
                             Chief Operating Officer

                           Lewis F. Semones, Jr.(1)(2)
                          Senior Managing Director and
                             Chief Financial Officer

                                Gerald J. Simmons
                            Senior Managing Director
                          Equity Capital Markets Group


                             (1)Management Committee
                           (2)Office of the President

                                       34


--------------------------------------------------------------------------------
LIVE AND WORK. WE WILL ENCOURAGE ALL EMPLOYEES TO BECOME ACTIVELY
--------------------------------------------------------------------------------

                              --------------------
                              Investor Information
                              --------------------

                                Office Locations

                                       --

                              Private Client Group
                                     Offices

                                     Georgia

                                 Albany  LaGrange
                                 Athens  Macon
                            Atlanta (2)  Marietta
                            Augusta (2)  Rome
                              Brunswick  Savannah (2)
                               Columbus  Statesboro
                                  Warner-Robins

                                 North Carolina

                               Asheville  Lenoir
                                 Brevard  Morehead City
                             Chapel Hill  Morganton
                           Charlotte (3)  Murphy
                                 Clinton  New Bern
                                  Durham  Newton
                            Fayetteville  North Wilkesboro
                                Gastonia  Pinehurst
                               Goldsboro  Raleigh
                              Greensboro  Roanoke Rapids
                              Greenville  Salisbury
                          Hendersonville  Sanford
                                 Hickory  Shelby
                              High Point  Statesville
                                 Kinston  Wilmington
                                  Winston-Salem

                                 South Carolina

                               Anderson  Greenwood
                             Charleston  Kiawah Island
                               Columbia  Myrtle Beach
                               Florence  Rock Hill
                             Greenville  Spartanburg

                                    Virginia

                               Richmond  Roanoke
                                 Virginia Beach

                                       --

                                   Equity and
                                  Fixed Income
                                 Capital Markets
                                     Offices

                            Atlanta, GA  Charlotte, NC
                           Beaufort, SC  Houston, TX
                             Boston, MA  New York, NY
                                 San Marino, CA



                                    Operating
                                  Subsidiaries

                        CapTrust Financial Advisors, LLC
                          IJL Capital Management, Inc.
                       Interstate/Johnson Lane Corporation
                             ISC Futures Corporation
                             ISC Realty Corporation

                                       --


                                     Common
                                      Stock

                               Ticker Symbol: IJL
                             New York Stock Exchange
                              At November 28, 1997,
                            there were approximately
                           930 shareholders of record.

                                       --


                                    Registrar
                                       and
                                 Transfer Agent

                            First Union National Bank
                        Corporate Trust Client Services
                                     NC-1153
                        1525 West W.T. Harris Blvd.(3C3)
                            Charlotte, NC 28288-1153

                                       --


                                   Independent
                                   Accountants

                            Coopers & Lybrand L.L.P.
                          NationsBank Corporate Center
                         100 N. Tryon Street, Suite 3400
                               Charlotte, NC 28202
                                 (704) 375-8414

                                       --


                                   Shareholder
                                    Inquiries

                                Transfer Agent or
                           Michael D. Hearn, Secretary
                                 (704) 379-9000


                                Security Analyst
                                    Inquiries

                             Lewis F. Semones, Jr.,
                             Chief Financial Officer
                                 (704) 379-9000

                                       --


                                    Form 10-K

                            Interstate/Johnson Lane's
                       Form 10-K report to the Securities
                          and Exchange Commission for
                      fiscal 1997 is available upon written
                        request to C. Fred Wagstaff III,
                                   Controller.

                                       --


                                     Annual
                                     Meeting

                       The annual meeting of shareholders
                          will be held at 3:00 p.m. on
                        January 20, 1998, at the Radisson
                          Plaza Hotel, Two NationsBank
                       Plaza, Charlotte, North Carolina.
                          Shareholders of record as of
                           November 28, 1997, will be
                        entitled to vote at this meeting.

                                       --


                                     Common
                                   Stock Price
                                   Fiscal 1997


                         HIGH        LOW
4th  Quarter          $ 32-1/4    $ 19-7/8
3rd  Quarter            24-1/2      17
2nd  Quarter            18-7/8      13-3/8
1st  Quarter            13-3/4      12

                                     Common
                                   Stock Price
                                   Fiscal 1996

                        HIGH         LOW
4th  Quarter          $ 12-5/8    $11
3rd  Quarter            12-1/4     10-5/8
2nd  Quarter            11-3/4     10-3/4
1st  Quarter            10-5/8      9-5/8

                                       35


--------------------------------------------------------------------------------
INVOLVED IN COMMUNITY SERVICE, ESPECIALLY IN EFFORTS TO IMPROVE EDUCATIONAL
--------------------------------------------------------------------------------

                (Photo and graphic design apppear on this page)


--------------------------------------------------------------------------------
OPPORTUNITIES FOR CHILDREN AND YOUTH, AND TO IMPROVE THEIR DAILY LIVES.--
--------------------------------------------------------------------------------

                         ---------------------------
                                       IJL
                                    Financial
                                     Center

                             201 North Tryon Street
                                  P.O. Box 1012
                            Charlotte, NC 28201-1012

                                 (704) 379-9000
                               http://www.ijl.com

                                     Spring
                                      1998

                                       --


                             Corporate Headquarters
                              Prior to Spring 1998

                                Interstate Tower
                              121 West Trade Street
                                  P.O. Box 1012
                            Charlotte, NC 28201-1012

                                 (704) 379-9000
                               http://www.ijl.com
                         ---------------------------
                     graphic appears on outside back cover